                                                    REGISTRATION NO. 333-
                                                     REGISTRATION NO. 811-04335

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                 FORM N-6
                          REGISTRATION STATEMENT
                                  UNDER
                        THE SECURITIES ACT OF 1933      [X]
                       PRE-EFFECTIVE AMENDMENT NO.      [_]
                      POST-EFFECTIVE AMENDMENT NO.      [_]
                                  AND/OR
                          REGISTRATION STATEMENT
                                  UNDER                 [X]
                    THE INVESTMENT COMPANY ACT OF 1940
                            AMENDMENT NO. 162           [X]
                     (CHECK APPROPRIATE BOX OR BOXES)

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                              SEPARATE ACCOUNT FP
                                      OF
                     AXA EQUITABLE LIFE INSURANCE COMPANY
                          (EXACT NAME OF REGISTRANT)

                               -----------------

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104
             (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

                               -----------------

                                  SHANE DALY
                 VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                     AXA EQUITABLE LIFE INSURANCE COMPANY
             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

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Approximate Date of Proposed Public Offering: As soon as practicable after this
Registration Statement becomes effective.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the
Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):
    [_]Immediately upon filing pursuant to paragraph (b) of Rule 485.
    [_]On (date) pursuant to paragraph (b) of Rule 485.
    [_]60 days after filing pursuant to paragraph (a) (1) of Rule 485.
    [_]On          pursuant to paragraph (a) (1) of Rule 485.

If appropriate, check the following box:
    [_]This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

   Units of interest in Separate Account FP.

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VUL Survivorship

A flexible premium “second to die” variable life insurance policy issued by AXA Equitable Life Insurance Company with variable investment options offered under AXA Equitable’s Separate Account FP.

Prospectus dated             2019

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, you should read the prospectuses for each Trust, which contain important information about the Portfolios.

This prospectus describes the VUL Survivorship policy, an individual flexible premium “second to die” variable life insurance policy, but is not itself a policy. This prospectus is a disclosure document and describes all of the policy’s material features, benefits, rights and obligations, as well as other information. The description of the policy’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the policy are changed after the date of this prospectus in accordance with the policy, those changes will be described in a supplement to this prospectus. You should carefully read this prospectus in conjunction with any applicable supplements. All optional features and benefits described in the prospectus may not be available at the time you purchase the policy. We reserve the right to restrict availability of any optional feature or benefit. In addition, not all optional features and benefits may be available in combination with other optional features and benefits. To make this prospectus easier to read, we sometimes use different words than the policy. AXA Equitable or your financial professional can provide any further explanation about your policy.

For information about income, estate and gift taxes in connection with life insurance policies as well as possible estate and gift tax consequences, please see the Tax information section later in this prospectus, including the information under “Estate, gift, and generation-skipping taxes”.

What is VUL Survivorship

VUL Survivorship provides life insurance coverage, plus the opportunity for you to earn a return in our guaranteed interest option and/or one or more of the following variable investment options:

Variable investment options

•	1290 VT Convertible Securities
•	1290 VT DoubleLine Dynamic Allocation
•	1290 VT DoubleLine Opportunistic Bond
•	1290 VT Energy
•	1290 VT Equity Income
•	1290 VT GAMCO Mergers & Acquisitions
•	1290 VT GAMCO Small Company Value
•	1290 VT Low Volatility Global Equity
•	1290 VT Natural Resources
•	1290 VT Small Cap Value
•	1290 VT SmartBeta Equity
•	1290 VT Socially Responsible
•	All Asset Growth-Alt 20
•	American Funds Insurance Series® Global Small Capitalization Fund
•	American Funds Insurance Series® New World Fund®
•	EQ/AB Small Cap Growth
•	EQ/Aggressive Allocation(1)
•	EQ/American Century Mid Cap Value
•	EQ/BlackRock Basic Value Equity
•	EQ/ClearBridge Large Cap Growth
•	EQ/Common Stock Index
•	EQ/Conservative Allocation(1)
•	EQ/Conservative-Plus Allocation(1)
•	EQ/Core Bond Index
•	EQ/Emerging Markets Equity PLUS
•	EQ/Equity 500 Index
•	EQ/Franklin Rising Dividends
•	EQ/Franklin Strategic Income
•	EQ/Goldman Sachs Mid Cap Value
•	EQ/International Core Managed Volatility
•	EQ/International Equity Index
•	EQ/International Value Managed Volatility
•	EQ/Invesco Comstock
•	EQ/Invesco Global Real Estate
•	EQ/Ivy Mid Cap Growth
•	EQ/Janus Enterprise
•	EQ/JPMorgan Value Opportunities
•	EQ/Large Cap Core Managed Volatility
•	EQ/Large Cap Growth Index
•	EQ/Large Cap Growth Managed Volatility
•	EQ/Large Cap Value Index
•	EQ/Loomis Sayles Growth
•	EQ/MFS International Growth
•	EQ/MFS International Value
•	EQ/Mid Cap Index
•	EQ/Mid Cap Value Managed Volatility
•	EQ/Moderate Allocation(1)
•	EQ/Moderate-Plus Allocation(1)
•	EQ/Money Market
•	EQ/Morgan Stanley Small Cap Growth
•	EQ/Oppenheimer Global
•	EQ/PIMCO Global Real Return
•	EQ/PIMCO Real Return
•	EQ/PIMCO Total Return
•	EQ/PIMCO Ultra Short Bond
•	EQ/Small Company Index
•	EQ/T. Rowe Price Growth Stock

Variable investment options

•	EQ/T. Rowe Price Health Sciences
•	Fidelity® VIP Growth & Income
•	Fidelity® VIP Mid Cap
•	Franklin Small Cap Value VIP
•	Ivy VIP High Income
•	Ivy VIP Small Cap Growth
•	Lord Abbett Bond Debenture
•	Multimanager Aggressive Equity
•	Multimanager Technology
•	PIMCO CommodityRealReturn® Strategy
•	T. Rowe Price Equity Income II
•	Templeton Developing Markets VIP
•	Templeton Global Bond VIP

(1)	Also referred to as an “EQ Allocation investment option” in this prospectus.

Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding “Portfolio” that is part of one of the trusts (the “Trusts”), which are mutual funds. Please see “About the Portfolios of the Trusts” for more information about the Portfolios and the Trusts. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred, and the life insurance benefits we pay if the policy’s surviving insured person dies while the policy is in effect will generally be income tax free.

Other choices you have.  You have considerable flexibility to tailor the policy to meet your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as “premiums”) to your policy, (2) pay certain premium amounts to guarantee that your insurance coverage will continue at least a certain number of policy years, regardless of investment performance, (3) borrow or withdraw amounts you have accumulated, (4) decrease the amount of insurance coverage, (5) choose between two life insurance benefit options, (6) elect to receive an insurance benefit if the surviving insured person becomes terminally ill, and (7) obtain certain optional benefits that we offer by “riders” to your policy.

Other AXA Equitable policies.  We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy or feature is offered through your financial professional. Replacing existing insurance with VUL Survivorship or another policy may not be to your advantage. You can contact us to find out more about any other AXA Equitable insurance policy.

Electronic delivery of shareholder reports (pursuant to Rule 30e-3).  Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for portfolio companies available under your policy will no longer be sent by mail, unless you specifically request paper copies of the reports from

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

#726992/AA & ADL

the Company or from your financial intermediary. Instead, the reports will be made available on a web-site, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications electronically from the Company or your financial intermediary by calling 1-800-777-6510.

You may elect to receive all future reports in paper free of charge. You can inform the Company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com. Your election to receive reports in paper will apply to all portfolio companies available under your policy.

Contents of this Prospectus

1. Risk/benefit summary: Policy features, benefits and risks	6
How you can pay for and contribute to your policy	6
The minimum amount of premiums you must pay	6
You can guarantee that your policy will not terminate before a certain date	7
You can elect a “paid up” death benefit guarantee	7
Investment options within your policy	8
About your life insurance benefit	9
Alternative higher death benefit in certain cases	9
You can decrease your insurance coverage	10
If one insured person dies	10
Accessing your money	10
Risks of investing in a policy	11

2. Risk/benefit summary: Charges and expenses you will pay	12
Tables of policy charges	12
How we allocate charges among your investment options	15
Changes in charges	15

3. Who is AXA Equitable?	16
How to reach us	17
About our Separate Account FP	17
Your voting privileges	18
About the Trusts	18

4. About the Portfolios of the Trusts	19
Portfolios of the Trusts	20

5. Determining your policy’s value	27
Your policy account value	27

“We,”“our” “us” and the “Company” refers to AXA Equitable. “Financial professional” means the registered representative of AXA Advisors or an unaffiliated broker dealer which has entered into a selling agreement with AXA Distributors who is offering you this policy.

When we address the reader of this prospectus with words such as “you” and “your,” we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy’s owner.

Unless the application for a policy provides otherwise, the insured persons jointly own the policy. If one dies, the surviving insured person becomes the sole owner. While a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word “owner” therefore refers to all owners.

When we use the word “state,” we also mean any other local jurisdiction whose laws or regulations affect a policy.

This prospectus does not offer VUL Survivorship anywhere such offers are not lawful. AXA Equitable does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by AXA Equitable.

Contents of this Prospectus

6. Transferring your money among our investment options	28
Transfers you can make	28
How to make transfers	28
Our automatic transfer service	28
Our asset rebalancing service	29

7. Accessing your money	30
Borrowing from your policy	30
Making withdrawals from your policy	31
Surrendering your policy for its net cash surrender value	31
Your option to receive a terminal illness living benefit	31

8. Tax information	33
Basic income tax treatment for you and your beneficiary	33
Tax treatment of distributions to you (loans, partial withdrawals, and full surrender)	33
Tax treatment of living benefits proceeds	34
Effect of policy splits	35
Business and employer owned policies	35
Requirement that we diversify investments	35
Estate, gift, and generation-skipping taxes	35
Split-dollar and other employee benefit programs	36
ERISA	36
3.8% Tax on Net Investment Income or “NII”	36
Our taxes	36
Tax withholding and information reporting	36
Possibility of future tax changes and other tax information	37

9. More information about policy features and benefits	38
Guarantee premium test for no lapse guarantees	38
Paid up death benefit guarantee	38
Other benefits you can add by rider	39
Customer loyalty credit	41
Variations among VUL Survivorship policies	41
Your options for receiving policy proceeds	41
Your right to cancel within a certain number of days	41

10. More information about certain policy charges	42
Deducting policy charges	42
Charges that the Trusts deduct	44

11. More information about procedures that apply to your policy	46
Dates and prices at which policy events occur	46
Policy issuance	46
Ways to make premium and loan payments	47
Assigning your policy	48
Requirements for surrender requests	48
Gender-neutral policies	48
Future policy exchanges	48
Broker transaction authority	48

12. More information about other matters	49
About our general account	49
Transfers of your policy account value	49
Telephone and Internet requests	50
Cybersecurity	51
Suicide and certain misstatements	51
When we pay policy proceeds	51
Changes we can make	51
Reports we will send you	52
Distribution of the policies	52
Legal proceedings	54

13. Financial statements of Separate Account FP and AXA Equitable	55

14. Personalized illustrations	56
Illustrations of policy benefits	56

Appendices

I	—	Hypothetical illustrations	I-1

II	—	Policy variations	II-1

Requesting more information Statement of additional information Table of contents

Contents of this Prospectus

An index of key words and phrases

This index should help you locate more information on the terms used in this prospectus.

Page

Administrative Office	16
age	50
Allocation Date	8
alternative death benefit	9
amount at risk	46
anniversary; anniversaries	49
assign; assignment	51
automatic transfer service	29, 49
AXA Equitable	15
AXA Equitable Access Account	43
AXA Equitable Holdings, Inc.	15
basis	35
beneficiary	43
business day	49
Cash Surrender Value	31
Code	34
collateral	31
cost of insurance charge	46
cost of insurance rates	46
day	49
default	6
disruptive transfer activity	29, 52
face amount	9
grace period	6
guarantee premiums	7, 40
Guaranteed Interest Account	9
guaranteed interest option	8
insured persons	9, 46
Internet	16
Investment expense reduction	14, 48
Investment Funds	8
investment start date	8
investment options	8
issue date	8
lapse	6
loan, loan interest	31
market timing	52
modified endowment contract	34
Money Market Lock-in Period	8
month, year	49

Page

monthly deduction	10
net cash surrender value	32, 60
no lapse guarantee	7, 40
Option A, B	9
our	3
owner	3
paid up	7, 34
paid up death benefit guarantee	40
partial withdrawal	32
payment option	cover
planned periodic premium	6
policy	1
policy account value	28
Portfolio	1
premium charge	45
premium payments	6
prospectus	1
rebalancing	30
receive	49
restored, restoration	7
riders	2
SEC	1
Separate Account FP	16
state	3
subaccount	16
surviving insured person	3
surrender	32
surrender charge	45
target premium	55
transfers	29
Trusts	1, 17
unit values	49
units	28
us	3
variable investment option	1, 8
VUL Survivorship	1
we	3
withdrawals	32
you, your	3

An index of key words and phrases

1. Risk/benefit summary: Policy features, benefits and risks

VUL Survivorship is a variable life insurance policy that provides you with flexible premium payment plans and benefits to meet your specific needs. The basic terms of the policy require you to make certain payments in return for life insurance coverage. The payments you can make and the coverage you can receive under this “base policy” are described below.

Riders to your base policy can increase the benefits you receive and affect the amounts you pay in certain circumstances. Available riders are listed in “Other benefits you can add by rider” under “More information about policy features and benefits” later in this prospectus.

In addition, depending on when you purchased your policy, certain variations may apply to your policy which differ from the information contained in this section. Please see “Appendix II: Policy variations” later in this prospectus for more information.

How you can pay for and contribute to your policy

Premium payments.  We call the amounts you contribute to your policy “premiums” or “premium payments.” The amount we require as your first premium varies depending on the specifics of your policy and the insured persons. Each subsequent premium payment must be at least $100, although we can increase this minimum if we give you advance notice. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

Section 1035 exchanges of policies with outstanding loans.  If we approve, you may purchase a VUL Survivorship policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid exchange under Section 1035 of the Internal Revenue Code (the “Code”). If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the VUL Survivorship policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the VUL Survivorship policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see “Borrowing from your policy” later in this prospectus).

You can generally pay premiums at such times and in such amounts as you like before the policy anniversary nearest to the younger insured’s 100th birthday.

Limits on premium payments.  If your premium payments exceed certain amounts specified under the Internal Revenue Code, your policy will become a “modified endowment contract” which may subject you to additional taxes and penalties on any distributions from your policy. See “Tax information” later in this prospectus. We may return any premium payments that would exceed those limits to you.

You can ask your financial professional to provide you with an Illustration of Policy Benefits that shows you the amount of premiums you can pay, based on various assumptions, without exceeding these tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay and may impact whether your policy is a modified endowment contract.

If at any time your policy account value is high enough that the “alternative higher death benefit” discussed later in this prospectus would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured persons or surviving insured person provide us with evidence of insurability satisfactory to us.

Planned periodic premiums.  Page 3 of your policy will specify a “planned periodic premium.” This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only the amount of premiums (if any) necessary to keep your policy from lapsing and terminating as discussed below.

The minimum amount of premiums you must pay

Policy “lapse” and termination.  Your policy will lapse (also referred to in your policy as “default”) if your “net policy account value” is not enough to pay your policy’s monthly charges when due unless:

•

you have paid sufficient premiums to maintain one of our available guarantees against termination, your guarantee is still in effect and you do not have an outstanding loan and accrued and unpaid interest that is more than the policy account value (see “You can guarantee that your policy will not terminate before a certain date” below); or

•	you have elected the “paid up” death benefit guarantee and it remains in effect, and you do not have an outstanding loan (see “You can elect a ‘paid up’ death benefit guarantee” below).

(“Policy account value” and “net policy account value” are explained under “Determining your policy’s value” later in this prospectus.)

We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If the guaranteed interest option limitation is in effect, we may limit you from allocating a portion of your payment to the guaranteed interest option as described elsewhere in this prospectus. Any such portion of the payment will be allocated to the variable investment options in proportion to any payment amounts for the variable investment options that you have specified with that payment. Otherwise, any such portion of the payment will be allocated

Risk/benefit summary: Policy features, benefits and risks

in proportion to the premium allocation percentages for the variable investment options then in effect. If you have not specified any payment amounts for the variable investment options and if there are no premium allocation percentages for any variable investment options then in effect, any such portion of the payment will be refunded to you except for any minimum amount necessary to keep the policy from terminating, which will be allocated to the guaranteed interest option. If we do not receive your payment by the end of the grace period, your policy (and all riders to the policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates. Please see “Appendix II: Policy variations” later in this prospectus for more information.

If the second of the insured persons to die dies during a grace period, we will pay the death benefit, less any overdue charges, policy loans or lien and accrued loan or lien interest, to the beneficiary you have named.

Your policy will terminate if you don’t pay enough premiums (i) to pay the charges we deduct or (ii) to maintain in effect one of the no lapse guarantees that can keep your policy from terminating. However, we will first send you a notice and give you the opportunity to pay any shortfall.

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See “Tax information,” later in this prospectus.

Restoring a terminated policy.  To have your policy “restored” (put back in force), you must apply within six months after the date of termination and no insured person may have died since that date. In some states, you may have a longer period of time. You must also (i) present evidence of insurability for both insured persons (or the surviving insured person) satisfactory to us and (ii) pay at least the amount of premium that we require. The amount of payment will not be more than an amount sufficient to cover total monthly deductions for 3 months, calculated from the effective date of restoration, and the premium charge. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored and the effective date of such restoration. You may only restore your policy if it has terminated without value. You may not restore a policy that was given up for its net cash surrender value. Any no lapse guarantee will not be restored after the policy terminates.

You can guarantee that your policy will not terminate before a certain date

No Lapse Guarantee.  You can generally guarantee that your policy will not terminate for a number of years (the “guarantee period”) by paying at least certain specified amounts of premiums (the “guarantee premiums”). We call this our “No Lapse Guarantee.” The length of your policy’s guarantee period will range from 5 to 20 years, depending on the younger insured’s age when we issue the policy. Under the No Lapse Guarantee provision, the policy is guaranteed not to lapse during a no lapse guarantee period of 20 years for issue ages 20-55 of the younger insured, the number of years to attained age 75 for issue ages 56-69 of the younger insured, and 5 years for issue ages 70 and over of the younger insured. Both the guarantee period and guarantee premiums will be set forth on Page 3 of your policy. We make no extra charge for this guarantee.

During the guarantee period, however, the No Lapse Guarantee applies only if:

•	You have satisfied the “guarantee premium test” (discussed in “Guarantee premium test for no lapse guarantees” under “More information about policy benefits” later in this prospectus);

•	Your policy’s death benefit option has always been Option A; and

•	Any policy loan and accrued and unpaid loan interest is less than the policy account value.

The No Lapse Guarantee will not apply if you fail to meet the guarantee premium test. This feature will automatically terminate if:

•	the guarantee period expires; or

•	you change your death benefit option to Option B.

If you pay at least certain prescribed amounts of premiums, your policy’s death benefit option has always been Option A and any outstanding policy loan and accrued loan interest do not exceed the policy account value, your policy will not lapse for a number of years, even if the value in your policy becomes insufficient to pay the monthly charges.

You can elect a “paid up” death benefit guarantee

Provided certain requirements are met and subject to our approval, you may elect to take advantage of our “paid up” death benefit guarantee at any time after the fourth year of your policy if the younger insured’s attained age is 99 or less provided certain requirements are met. If you elect the paid up death benefit guarantee, we may reduce your base policy’s face amount (see below). Thereafter, your policy will not lapse so long as the guarantee remains in effect. Also, if you elect the paid up death benefit guarantee, you will be required to reallocate your existing policy account value to a limited number of variable investment options that we make available at our discretion. The guaranteed interest option will also be available; however, we will limit the amount that may be allocated to the guaranteed interest option at any time. If the policy guaranteed interest option limitation is in effect at the time you elect the “paid up” death benefit guarantee, it will no longer apply while the paid up death benefit guarantee remains in effect. The limitation amounts applicable under the “paid up” death benefit guarantee may permit you to allocate different amounts into the guaranteed interest option. If you elect the paid up death benefit guarantee, the Cash Value Plus Rider, if previously elected, will be terminated.

The guarantee will terminate if (i) at any time following the election, the sum of any outstanding policy loan and accrued interest exceeds your policy account value, or (ii) you request that we terminate the election. For more information about the circumstances under which you can elect the paid up death benefit guarantee, the possible reduction in face amount after this guarantee is elected (including the possible imposition of surrender charges upon such reduction), restrictions on allocating your policy account value and other effects of this guarantee on your policy, see “Paid up death

Risk/benefit summary: Policy features, benefits and risks

benefit guarantee” under “More information about policy features and benefits” and “Appendix II: Policy variations” later in this prospectus.

Investment options within your policy

Except as set forth in the next paragraph, we will initially put all unloaned amounts which you have allocated to variable investment options into such options on the later of the business day that we receive the full minimum initial premium at our Administrative Office or the register date of your policy (the “Investment Start Date”). Before this date, your initial premium will be held in a non-interest bearing account. See “Policy issuance” in “More information about procedures that apply to your policy” later in this prospectus.

In those states that require us to return your premium without adjustment for investment performance within a certain number of days (see “Your right to cancel within a certain number of days,” later in this prospectus), we will initially put all amounts which you have allocated to the variable investment options into our EQ/Money Market investment option as of the later of the Investment Start Date and the issue date for twenty calendar days (the “Money Market Lock-in Period”). However, if we have not received all necessary requirements for your policy as of the Issue Date, the Money Market Lock-In Period will begin on the date we receive all necessary requirements to put the policy in force at our Administrative Office. On the first business day following the Money Market Lock-in Period, we will reallocate that investment in accordance with your premium allocation instructions then in effect.

For policies issued in these states, the “Allocation Date” is the first business day following the Money Market Lock-in Period. For all other policies, the Allocation Date is the Investment Start Date, and there is no automatic initial allocation to the EQ/Money Market investment option.

You give such allocation instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

However, if the policy guaranteed interest option limitation is in effect, we will limit you from allocating more than a specified percentage of any premium payment to the guaranteed interest option. Any portion of the premium payment in excess of the limitation amount will be allocated to the variable investment options in proportion to any premium payment amounts for the variable investment options that you have specified with that premium payment. Otherwise, the excess will be allocated in proportion to the premium allocation percentages for the variable investment options then in effect. If you have not specified any premium payment amounts for the variable investment options and if there are no premium allocation percentages for any variable investment options then in effect, any portion of the premium payment in excess of the limitation amount will be refunded to you (except for any minimum amount necessary to keep the policy from terminating, which will be allocated to the guaranteed interest option). The specified percentage limitation on premium payments allocated to the guaranteed interest option can be changed at any time, but it will never be less than 5%. Please see “Appendix II: Policy variations” later in this prospectus for more information.

The policy is between you and AXA Equitable. The policy is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your policy. In the absence of a specific written arrangement to the contrary, you, as the owner of the policy, have the sole authority to make investment allocations and other decisions under the policy. Your AXA Advisors’ financial professional is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your policy. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him/her regarding any different arrangements that may apply.

You can choose among variable investment options.

Variable investment options.  The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as “Investment Funds.”) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisers who make the investment decisions for each Portfolio are set forth later in this prospectus under “About the Portfolios of the Trusts.”

You will find other important information about each Portfolio in the separate prospectuses for each Trust which accompany this prospectus, including a comprehensive discussion of the risks of investing in each Portfolio. To obtain copies of Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at (1-800) 777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.). We may add or delete variable investment options or Portfolios at any time.

If you exercise the paid up death benefit guarantee, your choice of variable investment options will be limited to the EQ Allocation investment options, or those investment options we are then making available under the rider (see “Other benefits you can add by rider” under “More information about policy features and benefits”).

Guaranteed interest option.  You can also allocate some or all of your policy’s value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically, we declare a fixed rate of interest (2% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are at any time declaring on existing policies may differ from the rates we are than declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the “Guaranteed Interest Account.”)

Upon advance notification, AXA Equitable has the right to implement the policy guaranteed interest option limitation. If the policy guaranteed interest option limitation is in effect, AXA Equitable has the right

Risk/benefit summary: Policy features, benefits and risks

to limit you from allocating more than a specified percentage of your premium to the guaranteed interest option. We may also reject any transfer you request from the variable investment options to the unloaned portion of the guaranteed interest option if the transfer would result in the unloaned portion of the guaranteed interest option exceeding a specified percentage of the total unloaned policy account value. Finally, we may limit you from allocating more than a specified percentage of any additional loan repayment to the guaranteed interest option after you have repaid any loaned amounts that were taken from the guaranteed interest option. The specified percentage limitation on allocations of premium payments, additional loan repayments, and requested transfers to the guaranteed interest option can be changed at any time, but it will never be less than 5%.

If you exercise the paid up death benefit guarantee, we will restrict the amount of the policy account value that can be transferred or allocated to the guaranteed interest option. The policy guaranteed interest option limitation will not apply while the paid up death benefit guarantee remains in effect. The limitation amounts applicable under the paid up death benefit guarantee may permit you to allocate different amounts into the guaranteed interest option. For more information on these restrictions, see “Paid up death benefit guarantee” under “More information about policy features and benefits” and “Appendix II: Policy variations” later in this prospectus.

We will pay at least 2% annual interest on our guaranteed interest option.

About your life insurance benefit

Your policy’s face amount.   In your application to buy a VUL Survivorship policy, you tell us how much insurance coverage you want on the lives of the insured persons. We call this the “face amount” of the base policy. $200,000 is the smallest amount of coverage you can request. The minimum face amount required to elect the Cash Value Plus Rider is $250,000.

If both insured persons die, we pay a life insurance benefit to the “beneficiary” you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B (see “Your options for receiving policy proceeds” under “More information about policy features and benefits” later in this prospectus).

Your policy’s “death benefit” options.  In your policy application, you also choose whether the basic amount (or “benefit”) we will pay if the surviving insured person dies is:

•

Option A — The policy’s face amount on the date of the surviving insured person’s death. The amount of this death benefit doesn’t change over time, unless you take any action that changes the policy’s face amount;

— or —

•

Option B — The face amount plus the policy’s “account value” on the date of the surviving insured person’s death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy’s account value.

Your policy’s “account value” is the total amount that at any time is earning interest for you or being credited with investment gains and losses under your policy. (Account value is discussed in more detail under “Determining your policy’s value” later in this prospectus.)

Under Option B, your policy’s death benefit will tend to be higher than under Option A assuming the same policy face amount and policy account value. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk.

In order to take advantage of the no lapse guarantee, you must have always had Option A since the policy issue date. If you have elected the paid up death benefit guarantee, the death benefit option will be Option A and must remain Option A thereafter unless the paid up death benefit guarantee is terminated.

Alternative higher death benefit in certain cases

Your policy is designed to always provide a minimum level of insurance protection relative to your policy account value, in part to meet the Internal Revenue Code’s definition of “life insurance.”

We will automatically pay an alternative death benefit if it is higher than the basic Option A or Option B death benefit you have selected. This alternative death benefit is computed by multiplying your policy account value on the surviving insured person’s date of death by a percentage specified in your policy. The percentage depends upon the individual characteristics of each insured and the policy year. Representative percentages for insureds who are a male age 55 at issue in the preferred plus non-tobacco user risk class and a female age 50 at issue in the preferred plus non-tobacco user risk class are as follows:

If the account value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected.

Age:*	50	55	60	65	70	75

%:	446.2%	366.9%	302.2%	249.7%	207.5%	174.2%
Age:	80	85	90	95	100 and over

%:	149.2%	131.7%	120.4%	112.0%	101%
*	The younger insured person’s age for the policy year in which the surviving insured person dies.

This higher alternative death benefit exposes us to greater insurance risk than the regular Option A and B death benefits. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which the higher alternative death benefit is the operative one.

The alternative higher death benefit is a component of the Option A and Option B death benefits that will be paid (if higher) in order for the VUL Survivorship policy to satisfy the definition of “life insurance contract” under Section 7702 of the Code. In general, for a policy to be treated as a life insurance contract under the Code, it must pass one of two tests, a cash value accumulation test or a guideline premium/cash value corridor test. Only the cash value accumulation test applies to the VUL Survivorship policy. Under this test, the death benefit must be large enough to ensure that the policy’s cash surrender value (as computed under Section 7702(c) of the Code) is

Risk/benefit summary: Policy features, benefits and risks

never larger than the net single premium needed to fund future policy benefits. We apply these principles to both Option A and Option B death benefits.

The operative period for the higher alternative death benefit is determined in connection with the requirements of the Code. The calculation of the death benefit is built into the monthly calculation of the cost of insurance charge, which is based on the net amount at risk. The need for the higher alternative death benefit is assessed on each monthly anniversary date, and on the death of the last surviving insured. Each policy owner receives an annual statement showing various policy values. The annual statement shows the death benefit amount as of the policy anniversary, and that amount would reflect the alternative higher death benefit amount, if applicable at that time. This annual statement also reflects the monthly cost of insurance charge for the policy year, reflecting a higher net amount at risk in those months when the higher alternative death benefit is in effect.

Other adjustments to death benefit.  We will increase the death benefit proceeds by the amount of any other benefits we owe upon the surviving insured person’s death under any optional riders which are in effect.

We will reduce the death benefit proceeds by the amount of any outstanding policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the surviving insured person died during a grace period. We also reduce the death benefit proceeds if we have already paid part of it under a living benefits rider. We reduce the proceeds by the amount of the living benefits payment plus accrued interest. See “Your option to receive a terminal illness living benefit” later in this prospectus.

You can request a change in your death benefit option any time after the second year of the policy and before the policy anniversary nearest to the younger insured’s 100th birthday; however, changes to option B are not permitted beyond the policy year in which the younger insured reaches (or would have reached) age 85.

Change of death benefit option.  If you change your death benefit option, we will adjust your policy’s face amount. The adjustment will be in the amount (up or down) necessary so that your death benefit amount immediately after the change is equal to your death benefit amount immediately before the change.

The following rules apply if the alternative death benefit (referenced above) is not higher than the base policy’s death benefit at the time of the change in the death benefit option. If you change from Option A to Option B, we automatically reduce your policy’s face amount by an amount equal to your policy’s account value at the time of the change. If you change from Option B to Option A, we automatically increase your policy’s face amount by an amount equal to your policy’s account value at the time of the change.

If the alternative death benefit (referenced above) is higher than the base policy’s death benefit at the time of the change in death benefit option, we will set the new base policy face amount so that your death benefit amount immediately after the change is equal to your death benefit amount immediately before the change.

We may refuse a change from Option A to Option B if the policy’s face amount would be reduced below $200,000. A change from

Option A to Option B is not permitted (a) beyond the policy year in which the younger insured person reaches age 85, or (b) if the paid up death benefit guarantee is in effect.

We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option. Please refer to “Tax Information” later in this prospectus to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.

You can decrease your insurance coverage

You may request a decrease in your policy’s face amount any time after the second year of your policy and before the policy anniversary nearest to the younger insured’s 100th birthday. The requested decrease must be at least $10,000. We can refuse any requested decrease. Please refer to “Tax information” for certain possible tax consequences of reducing the face amount.

We will not approve any decrease if the paid up death benefit guarantee is in effect. Certain policy changes, including decreases in your insurance coverage may also affect the guarantee premiums under the policy.

The following additional conditions also apply:

You may not reduce the face amount below the minimum we are then requiring for new policies. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code’s definition of life insurance. Guarantee premiums, as well as monthly deductions for the cost of insurance coverage, will generally decrease from the time you reduce the face amount. If you reduce the face amount while the estate protector rider is in effect, the face amount of the rider generally will automatically decrease proportionately.

If you reduce the face amount during the first 15 years of your policy, we will deduct all or part of the remaining surrender charge from your policy account. Assuming you have not previously changed the face amount, the amount of surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that still remains applicable to your policy. In no event will the surrender charge due exceed your policy account value less any amounts we are holding to secure policy loans (including any interest on those amounts that have not yet been allocated to the variable investment options). We deduct the charge from the same investment options as if it were a part of a regular monthly deduction under your policy.

If one insured person dies

Your policy requires you to send us proof of the death of the first insured person to die. This is because the necessary documentary proof may be difficult to locate following a long delay.

Accessing your money

You can access the money in your policy in different ways. You may borrow up to 90% of the difference between your policy account value and any applicable surrender charges, less any outstanding loans (plus accrued loan interest) and less any amounts restricted following your receipt of a living benefits payment. We will charge

Risk/benefit summary: Policy features, benefits and risks

interest on the amount of the loan. See “Borrowing from your policy” later in this prospectus for more information.

You can also make a partial withdrawal of $500 or more of your net cash surrender value (defined later in this prospectus under “Surrendering your policy for its net cash surrender value”) at any time after the first year of your policy and before the policy anniversary nearest to the younger insured’s 100th birthday. Partial withdrawals are not permitted if the paid up death benefit guarantee is in effect. See “Making withdrawals from your policy” later in this prospectus for more information.

Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. See “Surrendering your policy for its net cash surrender value” later in this prospectus. See “Tax information” later in this prospectus, for the tax treatment of the various ways in which you can access your money.

Risks of investing in a policy

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

•	If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

•

If the investment options you choose do not make enough money to pay for the policy charges, except to the extent provided by any guarantees against termination or paid up death benefit guarantee you may have, you could have to pay more premiums to keep your policy from terminating.

•	If any policy loan and any accrued loan interest either equals or exceeds the policy account value, your policy will terminate subject to the policy’s Grace Period provision.

•

We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the tables in the next chapter in “Tables of policy charges” under “Risk/benefit summary: Charges and expenses you will pay.”

•	You may have to pay a surrender charge and there may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

•

Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net cash surrender value. Under certain circumstances, we will automatically reduce your policy’s face amount as a result of a partial withdrawal.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.

Risk/benefit summary: Policy features, benefits and risks

2. Risk/benefit summary: Charges and expenses you will pay

Tables of policy charges

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the policy.

This first table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount or transfer policy account value among investment options. All charges are shown on a guaranteed maximum basis. The current charges may be lower than the guaranteed maximum for certain charges.(1)

Transaction Fees
Charge	When charge is deducted	Maximum amount that may be deducted
Premium charge	From each premium	10% of each premium payment.(2)
Surrender (turning in) of your policy during its first 15 years(3)	Upon surrender	Initial surrender charge per $1,000 of initial base policy face amount:
Highest: $34.94
Lowest: $8.97
Representative: $17.25(4)
Request a decrease in your policy’s face amount(3)	Effective date of the decrease	A pro rata portion of the charge that would apply to a full surrender at the time of the decrease.
Transfers among investment options	Upon transfer	$25 per transfer.(5)
Special services charges

• Wire transfer charge(6)	At the time of the transaction	Current and Maximum Charge: $90

• Express mail charge(6)	At the time of the transaction	Current and Maximum Charge: $35

• Policy illustration charge(7)	At the time of the transaction	Current Charge: $0

Maximum Charge: $25

• Duplicate policy charge(7)	At the time of the transaction	Current and Maximum Charge: $35

• Policy history charge(7)(8)	At the time of the transaction	Current and Maximum Charge: $50

• Charge for returned payments(7)	At the time of the transaction	Current and Maximum Charge: $25

This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.

Periodic charges other than underlying trust portfolio operating expenses
Charge	When charge is deducted	Maximum amount that may be deducted
Administrative charge(3)(9)	Monthly	(1) Policy Year	Amount Deducted
		1	$20
		2+	$10
—plus—

(2) Charge per $1,000 of base policy face amount during your policy’s first ten years:

Highest: $0.26

Lowest: $0.06
Representative: $0.09(10)
Cost of insurance charge(3)(9)(11)	Monthly	Charge per $1,000 of the amount for which we are at risk:(12)

Highest: $83.33
Lowest: $0.00001
Representative: $0.001(13)
Mortality and expense risk charge	Monthly	0.80% (annual rate) of your value in our variable investment options.
Loan interest spread(14)	On each policy anniversary (or on loan termination if earlier)	1% of loan amount.

Risk/benefit summary: Charges and expenses you will pay

Periodic charges other than underlying trust portfolio operating expenses
Optional rider charges	When charge is deducted	Maximum amount that may be deducted
Estate Protector(3)(11)	Monthly (while the rider is in effect)	Charge per $1,000 of rider death benefit:
Highest: $83.33
Lowest: $0.02
Representative: $0.02(13)

Cash Value Plus Rider	Monthly (while the rider is in effect)	Charge per $1,000 of the initial base policy face amount: $0.04

Adding a living benefits rider	At the time of the transaction	$100 (if elected after policy issue)
Exercise of option to receive a “living benefit”	At the time of the transaction	$250

(1)

For more information about some of these charges, see “Deducting policy charges” under “More information about certain policy charges” later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions (except for the loan interest spread, where we use current rates in all cases).

(2)

Currently, we deduct 8% of each premium payment up to ten “target premiums” and then 5% of each premium payment after an amount equal to ten “target premiums” has been paid. The “target premium” is actuarially determined for each policy, based on that policy’s specific characteristics, among other factors. If your policy includes the Cash Value Plus Rider, a portion of the cumulative premium charges will be refunded upon the surrender within the first three policy years, subject to a cumulative premium-based cap on the rider benefits (see “Cash Value Plus Rider” in “More Information about policy features and benefits” later in this prospectus).

(3)

Since the charges may vary based on individual characteristics of the insureds, these charges may not be representative of the charge that you will pay. In particular, the initial amount of surrender charge depends on each policy’s specific characteristics. Your financial professional can provide you with more information about these charges as they relate to each insured’s particular characteristics. See “Deducting policy charges” under “More information about certain policy charges.”

(4)

This representative amount is the rate we guarantee for representative insureds who are a male, non-tobacco user, age 55 at issue and a female non-tobacco user age 50 at issue with an initial base policy face amount of $4,000,000. If your policy includes the Cash Value Plus Rider, the surrender charges are waived or reduced upon full surrender within the first eight policy years, subject to a cumulative premium-based cap on the rider benefits (see “Cash Value Plus Rider” in “More Information about policy features and benefits” later in this prospectus).

(5)

No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our automatic transfer service or asset rebalancing service as discussed later in this prospectus.

(6)	Unless you specify otherwise, this charge will be deducted from the amount you request.

(7)	The charge for this service must be paid using funds outside of your policy. Please see “Deducting policy charges” under “More information about certain policy charges” for more information.

(8)	The charge for this service may be less depending on the policy history you request. Please see “Deducting policy charges” under “More information about certain policy charges” for more information.

(9)	Not applicable after the policy anniversary nearest to the younger insured’s 100th birthday.

(10)

This representative amount is the rate we guarantee for representative insureds who are an older insured age 55 at issue and a younger insured age 50 at issue with an initial base policy face amount of $4,000,000.

(11)	Insured persons who present particular health, occupational or avocational risks may be charged other additional charges as specified in their policies.

(12)	Our amount “at risk” is the difference between the amount of death benefit and the policy account value as of the deduction date.

(13)

This representative amount is the rate we guarantee in the first policy year for representative insureds who are a male age 55 at issue in the preferred plus non-tobacco user risk class and a female age 50 at issue in the preferred plus non-tobacco user risk class.

(14)

We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit.

You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio’s net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio’s fees and expenses is contained in the Trust prospectus for that Portfolio.

Risk/benefit summary: Charges and expenses you will pay

Portfolio operating expenses expressed as an annual percentage of daily net assets
Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees and/or other expenses)(1)	Lowest 0.58%	Highest 2.17%

(1)

“Total Annual Portfolio Operating Expenses” are for the year ended December 31, 2018 and may be based, in part, on estimated amounts of such expenses. Pursuant to a contract, AXA Equitable Funds Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2020 (“Expense Limitation Arrangement”) (unless the Trust’s Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by AXA Equitable Funds Management Group, LLC at any time after April 30, 2020. The range of expenses in the table above does not include the effect of any Expense Limitation Arrangement. The range of expense in the table below includes the effect of the Expense Limitation Arrangements.

Portfolio operating expenses expressed as an annual percentage of daily net assets
Total Annual Portfolio Operating Expenses after the effect of Expense Limitation Arrangements(*)	Lowest 0.58%	Highest 2.02%
(*)	“Total Annual Portfolio Operating Expenses” may be based, in part, on estimated amounts of such expenses.

Investment Expense Reduction Applied to the Calculation of Daily Unit Values

We will apply an expense reduction in the calculation of the daily unit values of each variable investment option of our separate account (the “Investment Expense Reduction”). The Investment Expense Reduction for each variable investment option will be determined based upon the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio. The Net Total Annual Portfolio Operating Expense is defined as the Total Annual Portfolio Operating Expense after the application of any contractual expense limitation arrangements that are in place for more than one year.

The Investment Expense Reduction for each variable investment option will be initially determined and then annually updated, based upon the Net Total Annual Portfolio Operating Expense of each variable investment option’s corresponding Portfolio either (1) as shown in the annual Portfolio prospectuses dated on or about May 1st of each calendar year, for existing Portfolios which are effective as of that date; or (2) as shown in the initial effective Portfolio prospectuses, for new portfolios that become effective after that date, as applicable. The Investment Expense Reduction will be calculated based upon which of the three ranges (less than 0.80%, 0.80% through 1.15%, or greater than 1.15%) in the table below that the Net Total Annual Portfolio Operating Expense falls into. The ranges and formula amounts shown in the table below will not change while your policy remains in effect.

During the year, the Investment Expense Reduction will be applied daily and will be equal to the daily equivalent of the annual Investment Expense Reduction percentage that is defined in the table below. You should be aware that actual portfolio operating expenses will generally fluctuate daily, so after the application of the Investment Expense Reduction, the resulting expenses you pay may increase or decrease from one day to the next. In addition, the Investment Expense Reduction for each variable investment option is not intended to exceed the portion of the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio applied as of the day each unit value is calculated.

For example, if the Net Total Annual Portfolio Operating Expense of a Portfolio is shown as 0.75% in the applicable Portfolio prospectus, then the annual Investment Expense Reduction would be calculated based upon the row of the table below that is labeled “Less than 0.80%,” and therefore the annual Investment Expense Reduction for the variable investment option investing in that Portfolio would be 0.35% (the greater of 0.15% and the excess of 0.75% over 0.40%). Furthermore, in this example, if the actual Net Total Portfolio Operating Expenses on any given day were below the daily equivalent of 0.35% annually, the Investment Expense Reduction for that day would not exceed the actual Net Total Portfolio Operating Expenses for that day.

If the Net Total Annual Portfolio Operating Expenses (before the Investment Expense Reduction) are:	Then the annual Investment Expense Reduction(**) for that Variable Investment Option will be:
Less than 0.80%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.40%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
0.80% through 1.15%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.80%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
Greater than 1.15%	0.15%

**	Because the expenses contained in the Trust prospectus for each Portfolio reflect annual expenses, the actual expenses incurred may be higher or lower on any given day.

Risk/benefit summary: Charges and expenses you will pay

After applying the Investment Expense Reduction to the variable investment options, the lowest and highest net annual portfolio operating expenses paid by the policy owner for the year ended December 31, 2018, would have been:

Lowest 0.40%	Highest 1.87%

You will find the Net Total Annual Portfolio Operating Expenses for each Portfolio, which will enable you to determine the applicable Investment Expense Reduction, in the separate prospectuses which accompany this prospectus. To obtain copies of Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.).

How we allocate charges among your investment options

In your application for a policy, you tell us from which investment options you want us to take the policy’s monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each. If the paid up death benefit guarantee is in effect, we will allocate the deduction among the investment options proportionately to your value in each.

Changes in charges

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see “Our taxes” under “Tax information” later in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policy owners of a given class, and will be determined based on reasonable assumptions as to expenses, mortality, policy and contract claims, taxes, investment income and lapses. Any changes in charges may apply to then in force policies, as well as to new policies. You will be notified in writing of any changes in charges under your policy.

Risk/benefit summary: Charges and expenses you will pay

3. Who is AXA Equitable?

We are AXA Equitable Life Insurance Company (“AXA Equitable”) a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Equitable Holdings, Inc. No company other than AXA Equitable has any legal responsibility to pay amounts that AXA Equitable owes under the policies. AXA Equitable is solely responsible for paying all amounts owed to you under your policy.

AXA Equitable Holdings, Inc. and its consolidated subsidiaries managed approximately $618.6 billion in assets as of December 31, 2018. For more than 150 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

Who is AXA Equitable?

How to reach us

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our Administrative Office as listed below for the purposes described. Please refer to “Telephone and Internet requests” for effective dates for processing telephone, Internet and fax requests, later in this prospectus.

By mail:

At the Post Office Box for our Administrative Office:

AXA Equitable — AXA Life Operations Center

P.O. Box 1047

Charlotte, North Carolina 28201-1047

By express delivery only:

At the Street Address for our Administrative Office:

AXA Equitable — AXA Life Operations Center

8501 IBM Drive, Suite 150

Charlotte, North Carolina 28262-4333

1-704-341-7000 (for express delivery purposes only)

By Phone:

Monday through Thursday, 8:00 am to 7:00 pm and Friday, 8:00 am to 5:30 pm, Eastern Time: 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.).

By e-mail:

life-service@axa.us.com

By fax:

1-855-268-6378

By Internet:

You may register for online account access at www.axa.com or us.axa.com for those outside the U.S. Our website provides access to account information and customer service. After registering, you can view account details, perform certain transactions, print customer service forms and find answers to common questions.

Required Forms.  We require that the following types of communications be on specific forms we provide for that purpose:

(1)	request for our automatic transfer service (our dollar cost averaging service);

(2)	request for our asset rebalancing service;

(3)	transfers among investment options (if submitted by e-mail);

(4)	designation of new policy owner(s); and

(5)	designation of new beneficiary(ies).

Other Requests.  We also have specific forms that we recommend you use for the following:

(a)	policy surrenders;
(b)	transfers among investment options (not submitted by e-mail);

(c)	changes in allocation percentages for premiums and deductions; and

(d)	electing the paid up death benefit guarantee.

You can also change your allocation percentages, transfer among investment options and/or change your address (1) by phone (2) over the Internet, through axa.com or us.axa.com for those outside the U.S., or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see “How to make transfers” and “Telephone and Internet requests” later in this prospectus. In the future, we may require that certain requests be completed over the Internet.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as “market timing.” (See “Disruptive transfer activity” in “More information about other matters.”)

Formal Requirements.  Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, title (if applicable), the insured persons’ names (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests, notices and payments to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.

eDelivery

You can register to receive statements and other documents electronically. You can do so by visiting our website at www.axa.com.

About our Separate Account FP

Each variable investment option is a part (or “subaccount”) of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of

Who is AXA Equitable?

our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. For example, we may withdraw amounts from Separate Account FP that represent our investments in Separate Account FP or that represent fees and charges under the policies that we have earned. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of AXA Equitable’s other assets.

Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is registered and classified under that act as a “unit investment trust.” The SEC, however, does not manage or supervise AXA Equitable or Separate Account FP. Although the Separate Account is registered, the SEC does not monitor the activity of Separate Account FP on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) of Separate Account FP available under VUL Survivorship invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable’s variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. EQ Advisors Trust and AXA VIP Premier Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our policy owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board’s response insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so.

Your voting privileges

Voting of Portfolio shares.  As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio’s shares that are attributable to your policy. The number of full and fractional votes you are entitled to will be determined by dividing the policy account value (minus any policy indebtedness) allocable to an investment option by the net asset value per unit for the Portfolio underlying that investment option. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio. One effect of proportional voting is that a small number of policy owners may control the outcome of a vote.

Under current legal requirements, we may disregard the voting instructions we receive from policy owners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

Voting as policy owner.  In addition to being able to instruct voting of Portfolio shares as discussed above, policy owners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of policy account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of VUL Survivorship and other policies that Separate Account FP supports.

About the Trusts

The Trusts are registered under the Investment Company Act of 1940. They are classified as “open-end management investment companies,” more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or “loads” for buying and selling their shares. All dividends and other distributions on the Trusts’ shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust’s shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this prospectus, or in their respective SAIs, which are available upon request.

Who is AXA Equitable?

4. About the Portfolios of the Trusts

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. AXA Equitable Funds Management Group, LLC (“AXA FMG”), a wholly owned subsidiary of AXA Equitable, serves as the investment adviser of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some affiliated Portfolios, AXA FMG has entered into sub-advisory agreements with one or more other investment advisers (the “sub-advisers”) to carry out investment decisions for the Portfolios. As such, among other responsibilities, AXA FMG oversees the activities of the sub-advisers with respect to the affiliated Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the “Distributors”) directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios’ average daily net assets. The affiliated Portfolios’ sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers’ respective Portfolios. In addition, AXA FMG, a wholly owned subsidiary of AXA Equitable, receives management fees and administrative fees in connection with the services it provides to the Portfolios. As such, it may be more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

AXA Equitable or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios’ average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers’ respective Portfolios.

As a policy owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios’ prospectuses for more information.) These fees and payments, as well as the Portfolios’ investment management fees and administrative expenses, will reduce the underlying Portfolios’ investment returns. AXA Equitable may profit from these fees and payments. AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

Some affiliated Portfolios invest in other affiliated Portfolios (the “EQ Fund of Fund Portfolios”). The EQ Fund of Fund Portfolios offer policy owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the EQ Fund of Fund Portfolios by AXA FMG. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to policy owners and/or suggest that policy owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the EQ Fund of Fund Portfolios than certain other Portfolios available to you under your policy. Please see “Allocating your contributions” later in this section for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the EQ Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by AXA FMG (the “EQ volatility management strategy”) and, in addition, certain EQ Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The EQ volatility management strategy uses futures and options, such as exchange-traded futures and options contracts on securities indices, to reduce the Portfolio’s equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the EQ volatility management strategy, the adviser of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio’s exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio’s participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high.

The EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ Fund of Fund Portfolios that invest in other Portfolios that use the EQ volatility management strategy, are identified below in the chart by a “✓“ under the column entitled “Volatility Management.”

Portfolios that utilize the EQ volatility management strategy (or, in the case of certain EQ Fund of Fund Portfolios, invest in other Portfolios that use the EQ volatility management strategy) are designed to reduce the overall volatility of your account value and provide you with risk-adjusted returns over time. During rising markets, the EQ volatility management strategy, however, could result in your account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the EQ volatility management strategy or, in the case of the EQ Fund of Fund Portfolios, that invest exclusively in other Portfolios that do not use the volatility management strategy. Conversely, investing in investment options that feature a managed-volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option’s equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

About the Portfolios of the Trusts

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the EQ volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Any such unaffiliated Portfolio is not identified under “Volatility Management” below in the chart. Such techniques could also impact your account value in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios’ objective and strategies.

Portfolio allocations in certain AXA variable annuity contracts with guaranteed benefits are subject to our Asset Transfer Program (ATP) feature. The ATP helps us manage our financial exposure in connection with providing certain guaranteed benefits, by using predetermined mathematical formulas to move account value between the EQ/Ultra Conservative Strategy Portfolio (an investment option utilized solely by the ATP) and the other Portfolios offered under those contracts. You should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. This means that Portfolio investments in contracts with no ATP feature, such as yours, could still be adversely impacted. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a)

By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio’s investment performance and the ability of the sub-adviser to fully implement the Portfolio’s investment strategy could be negatively affected; and

(b)

By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the EQ/Ultra Conservative Strategy Portfolio investment option and others may not. If the ATP causes significant transfers of total account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

Portfolios of the Trusts

AXA Premier VIP Trust Class IB Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/AGGRESSIVE ALLOCATION	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC	✓
EQ/CONSERVATIVE ALLOCATION	Seeks to achieve a high level of current income.	• AXA Equitable Funds Management Group, LLC	✓
EQ/CONSERVATIVE-PLUS ALLOCATION	Seeks to achieve current income and growth of capital, with an emphasis on current income.	• AXA Equitable Funds Management Group, LLC	✓
EQ/MODERATE ALLOCATION	Seeks to achieve long-term capital appreciation and current income.	• AXA Equitable Funds Management Group, LLC	✓
EQ/MODERATE-PLUS ALLOCATION	Seeks to achieve long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	• AXA Equitable Funds Management Group, LLC	✓

EQ Advisors Trust Class IB Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
1290 VT CONVERTIBLE SECURITIES	Seeks a high level of total return.	• AXA Equitable Funds Management Group, LLC • Palisade Capital Management, L.L.C.
1290 VT DOUBLELINE DYNAMIC ALLOCATION	Seeks to achieve total return from long-term capital appreciation and income.	• AXA Equitable Funds Management Group, LLC • DoubleLine Capital LP
1290 VT DOUBLELINE OPPORTUNISTIC BOND	Seeks to maximize current income and total return.	• AXA Equitable Funds Management Group, LLC • DoubleLine Capital LP
1290 VT ENERGY	Seeks long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC

About the Portfolios of the Trusts

EQ Advisors Trust Class IB Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
1290 VT EQUITY INCOME	Seeks a combination of growth and income to achieve an above-average and consistent total return.	• AXA Equitable Funds Management Group, LLC • Barrow, Hanley, Mewhinney & Strauss LLC
1290 VT GAMCO MERGERS & ACQUISITIONS	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • GAMCO Asset Management, Inc.
1290 VT GAMCO SMALL COMPANY VALUE	Seeks to maximize capital appreciation.	• AXA Equitable Funds Management Group, LLC • GAMCO Asset Management, Inc.
1290 VT LOW VOLATILITY GLOBAL EQUITY	Seeks long-term capital appreciation with lower absolute volatility than the broad equity markets.	• AXA Equitable Funds Management Group, LLC
1290 VT NATURAL RESOURCES	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
1290 VT SMALL CAP VALUE	Seeks to achieve long-term growth of capital.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Horizon Asset Management, LLC
1290 VT SMARTBETA EQUITY	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • AXA Rosenberg Investment Management, LLC
1290 VT SOCIALLY RESPONSIBLE	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC
ALL ASSET GROWTH – ALT 20	Seeks long-term capital appreciation and current income.	• AXA Equitable Funds Management Group, LLC
EQ/AB SMALL CAP GROWTH	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/AMERICAN CENTURY MID CAP VALUE	Seeks to achieve long-term capital growth. Income is a secondary objective.	• American Century Investment Management, Inc. • AXA Equitable Funds Management Group, LLC
EQ/BLACKROCK BASIC VALUE EQUITY	Seeks to achieve capital appreciation and secondarily, income.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC
EQ/CLEARBRIDGE LARGE CAP GROWTH	Seeks to achieve long-term capital growth.	• AXA Equitable Funds Management Group, LLC • ClearBridge Investments, LLC

About the Portfolios of the Trusts

EQ Advisors Trust Class IB Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/COMMON STOCK INDEX	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 3000® Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 3000® Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/CORE BOND INDEX	Seeks to achieve a total return before expenses that approximates the total return performance of the Bloomberg Barclays U.S. Intermediate Government/Credit Bond Index, including reinvestment of dividends, at a risk level consistent with that of the Bloomberg Barclays U.S. Intermediate Government/Credit Bond Index.	• AXA Equitable Funds Management Group, LLC • SSgA Funds Management, Inc.
EQ/EMERGING MARKETS EQUITY PLUS	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • EARNEST Partners, LLC
EQ/EQUITY 500 INDEX	Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor’s 500 Composite Stock Index, including reinvestment of dividends, at a risk level consistent with that of the Standard & Poor’s 500 Composite Stock Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/FRANKLIN RISING DIVIDENDS	Seeks to achieve long-term capital appreciation. Preservation of capital, while not a goal, is also an important consideration.	• AXA Equitable Funds Management Group, LLC • Franklin Mutual Advisers, LLC
EQ/FRANKLIN STRATEGIC INCOME	Seeks a high level of current income. A secondary goal is long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • Franklin Advisers, Inc.
EQ/GOLDMAN SACHS MID CAP VALUE	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • Goldman Sachs Asset Management, L.P.
EQ/INTERNATIONAL CORE MANAGED VOLATILITY	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.

•  AXA Equitable Funds Management Group, LLC

•  BlackRock Investment Management, LLC

•  EARNEST Partners, LLC

•  Federated Global Investment Management Corp.

•  Massachusetts Financial Services Company d/b/a MFS Investment Management

✓

About the Portfolios of the Trusts

EQ Advisors Trust Class IB Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/INTERNATIONAL EQUITY INDEX	Seeks to achieve a total return (before expenses) that approximates the total return performance of a composite index comprised of 40% DJ Euro STOXX 50 Index, 25% FTSE 100 Index, 25% TOPIX Index, and 10% S&P/ASX 200 Index, including reinvestment of dividends, at a risk level consistent with that of the composite index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/INTERNATIONAL VALUE MANAGED VOLATILITY	Seeks to provide current income and long-term growth of income, accompanied by growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Harris Associates L.P.	✓
EQ/INVESCO COMSTOCK	Seeks to achieve capital growth and income.	• AXA Equitable Funds Management Group, LLC • Invesco Advisers, Inc.
EQ/INVESCO GLOBAL REAL ESTATE	Seeks to achieve total return through growth of capital and current income.	• AXA Equitable Funds Management Group, LLC • Invesco Advisers, Inc.
EQ/IVY MID CAP GROWTH	Seeks to provide growth of capital.	• AXA Equitable Funds Management Group, LLC • Ivy Investment Management Company
EQ/JANUS ENTERPRISE	Seeks to achieve capital growth.	• AXA Equitable Funds Management Group, LLC • Janus Capital Management LLC
EQ/JPMORGAN VALUE OPPORTUNITIES	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • J.P. Morgan Investment Management Inc.
EQ/LARGE CAP CORE MANAGED VOLATILITY	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Capital Guardian Trust Company • Thornburg Investment Management, Inc. • Vaughan Nelson Investment Management	✓
EQ/LARGE CAP GROWTH INDEX	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Growth Index, including reinvestment of dividends at a risk level consistent with the Russell 1000® Growth Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC

About the Portfolios of the Trusts

EQ Advisors Trust Class IB Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/LARGE CAP GROWTH MANAGED VOLATILITY	Seeks to provide long-term capital growth with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.

•  AXA Equitable Funds Management Group, LLC

•  BlackRock Investment Management, LLC

•  HS Management Partners, LLC

•  Loomis, Sayles & Company, L.P.

•  Polen Capital Management, LLC

•  T. Rowe Price Associates, Inc.

✓
EQ/LARGE CAP VALUE INDEX	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Value Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 1000® Value Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/LOOMIS SAYLES GROWTH	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • Loomis, Sayles & Company, L.P.
EQ/MFS INTERNATIONAL GROWTH	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS INTERNATIONAL VALUE	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MID CAP INDEX	Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor’s MidCap 400® Index, including reinvestment of dividends, at a risk level consistent with that of the Standard & Poor’s MidCap 400® Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/MID CAP VALUE MANAGED VOLATILITY	Seeks to achieve long-term capital appreciation with an emphasis on risk adjusted returns and managing volatility in the Portfolio.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Diamond Hill Capital Management, Inc. • Wellington Management Company, LLP	✓
EQ/MONEY MARKET(1)	Seeks to obtain a high level of current income, preserve its assets and maintain liquidity.	• AXA Equitable Funds Management Group, LLC • The Dreyfus Corporation
EQ/MORGAN STANLEY SMALL CAP GROWTH	Seeks to achieve long-term growth of capital.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Morgan Stanley Investment Management Inc.

About the Portfolios of the Trusts

EQ Advisors Trust Class IB Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/OPPENHEIMER GLOBAL	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • Invesco Advisers, Inc.
EQ/PIMCO GLOBAL REAL RETURN	Seeks to achieve maximum real return, consistent with preservation of capital and prudent investment management.	• AXA Equitable Funds Management Group, LLC • Pacific Investment Management Company LLC
EQ/PIMCO REAL RETURN	Seeks to achieve maximum real return, consistent with preservation of capital and prudent investment management.	• AXA Equitable Funds Management Group, LLC • Pacific Investment Management Company LLC
EQ/PIMCO TOTAL RETURN	Seeks to achieve maximum total return, consistent with preservation of capital and prudent investment management.	• AXA Equitable Funds Management Group, LLC • Pacific Investment Management Company LLC
EQ/PIMCO ULTRA SHORT BOND	Seeks to generate a return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity.	• AXA Equitable Funds Management Group, LLC • Pacific Investment Management Company LLC
EQ/SMALL COMPANY INDEX	Seeks to replicate as closely as possible (before expenses) the total return of the Russell 2000® Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/T. ROWE PRICE GROWTH STOCK	Seeks to achieve long-term capital appreciation and secondarily, income.	• AXA Equitable Funds Management Group, LLC • T. Rowe Price Associates, Inc.
EQ/T. ROWE PRICE HEALTH SCIENCES	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • T. Rowe Price Associates, Inc.
MULTIMANAGER AGGRESSIVE EQUITY	Seeks to achieve long-term growth of capital.

•  AllianceBernstein L.P.

•  AXA Equitable Funds Management Group, LLC

•  ClearBridge Investments, LLC

•  Scotia Institutional Asset Management US, Ltd.

•  T. Rowe Price Associates, Inc.

•  Westfield Capital Management Company, L.P.

MULTIMANAGER TECHNOLOGY	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • Allianz Global Investors U.S. LLC • AXA Equitable Funds Management Group, LLC • Wellington Management Company, LLP

About the Portfolios of the Trusts

American Funds Insurance Series® Portfolio Name — Class 4 Shares	Objective	Investment Adviser (or Sub-Adviser(s), as applicable)
GLOBAL SMALL CAPITALIZATION FUND	The fund’s investment objective is to provide long-term growth of capital.	• Capital Research and Management Company
NEW WORLD FUND®	The fund’s investment objective is long-term capital appreciation.	• Capital Research and Management Company

Fidelity® Variable Insurance Products (VIP) — Service Class 2 Portfolio Name	Objective	Investment Adviser (or Sub-Adviser(s), as applicable)
FIDELITY® VIP GROWTH & INCOME PORTFOLIO	Seeks high total return through a combination of current income and capital appreciation.	• Fidelity Management and Research Company (FMR)
FIDELITY® VIP MID CAP PORTFOLIO	Seeks long-term growth of capital.	• Fidelity Management & Research Company (FMR)

Franklin Templeton Variable Insurance Products Trust — Class 2 Portfolio Name	Objective	Investment Adviser (or Sub-Adviser(s), as applicable)
FRANKLIN SMALL CAP VALUE VIP FUND	Seeks long-term total return.	• Franklin Mutual Advisers, LLC
TEMPLETON DEVELOPING MARKETS VIP FUND	Seeks long-term capital appreciation.	• Templeton Asset Management Ltd.
TEMPLETON GLOBAL BOND VIP FUND	Seeks high current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.	• Franklin Advisers, Inc.

Ivy Variable Insurance Portfolios Portfolio Name	Objective	Investment Adviser (or Sub-Adviser(s), as applicable)
IVY VIP HIGH INCOME	To seek to provide total return through a combination of high current income and capital appreciation.	• Ivy Investment Management Company (IICO)
IVY VIP SMALL CAP GROWTH	To seek to provide growth of capital.	• Ivy Investment Management Company (IICO)

Lord Abbett Series Fund Class VC Portfolio Name	Objective	Investment Adviser (or Sub-Adviser(s), as applicable)
LORD ABBETT BOND DEBENTURE PORTFOLIO (VC)	The Fund’s investment objective is to seek high current income and the opportunity for capital appreciation to produce a high total return.	• Lord, Abbett & Co. LLC

PIMCO Variable Insurance Trust — Advisor Class Portfolio Name	Objective	Investment Adviser (or Sub-Adviser(s), as applicable)
PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	Seeks maximum real return consistent with prudent investment management.	• Pacific Investment Management Company LLC

T. Rowe Price Equity Series, Inc. Portfolio Name	Objective	Investment Adviser (or Sub-Adviser(s), as applicable)
T. ROWE PRICE EQUITY INCOME PORTFOLIO - II	Seeks a high level of dividend income and long-term capital growth primarily through investments in stocks.	• T. Rowe Price Associates, Inc.
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The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of the Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.).

About the Portfolios of the Trusts

5. Determining your policy’s value

Your policy account value

As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your policy’s “account value.” You instruct us to allocate your policy account value to one or more of the policy’s investment options indicated on the front cover of this prospectus.

Your policy account value is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option, other than in (iii) and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the investment options.) See “Borrowing from your policy” later in this prospectus. Your “net policy account value” is the total of (i) and (ii) above, plus any interest credited on the loaned amounts, minus any interest accrued on outstanding loans and minus any “restricted” amounts that we hold in the guaranteed interest option as a result of any payment received under a living benefits rider. (Your policy and other supplemental material may refer to the account that holds the amounts in (ii) and (iii) above as our “Guaranteed Interest Account.”) Your policy account value is subject to certain charges discussed in “Risk/benefit summary: Charges and expenses you will pay” earlier in this prospectus.

Your policy account value will be credited with the same returns as are achieved by the Portfolios that you select and interest credited on amounts in the guaranteed interest option, and is reduced by the amount of charges we deduct under the policy.

Your policy’s value in our variable investment options.  We invest the policy account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by “units.”

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy’s variable investment options, we “redeem” (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you “purchase” additional units having the same value as the amount of any premium (after deduction of any premium charge), loan repayment, or transfer that you allocate to that option.

The value of each unit will increase or decrease each business day, as though you had invested in the corresponding Portfolio’s shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day’s value for one such unit. The mortality and expense risk charge mentioned earlier in this prospectus is calculated as a percentage of the value you have in the variable investment options and deducted monthly from your policy account based on your deduction allocations unless the paid up death benefit guarantee is in effect. For more information on how we allocate charges, see “How we allocate charges among your investment options” earlier in this prospectus.

Your policy’s value in our guaranteed interest option.  Your policy’s value in our guaranteed interest option includes: (i) any amounts that have been allocated to that option, based on your request, and (ii) any “restricted” amounts that we hold in that option as a result of your election to receive a living benefit. See “Your option to receive a terminal illness living benefit” later in this prospectus. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 2% effective annual rate. However, we reserve the right to limit the percentage of your premium that may be allocated to the guaranteed interest option, or to reject certain requests to transfer amounts to the unloaned portion of your guaranteed interest option as described in greater detail throughout this prospectus. We may also limit the percentage of any additional loan repayments that may be allocated to the guaranteed interest option after you have repaid any loaned amounts that were taken from the guaranteed interest option. See “Guaranteed interest option” under “Investment options within your policy” in “Risk/benefit summary: Policy features, benefits and risks” earlier in this prospectus for more information on such limitation amounts. In addition, please see “Appendix II: Policy variations” later in this prospectus for more information.

Amounts may be allocated to or removed from your policy’s value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.

Determining your policy’s value

6. Transferring your money among our investment options

Transfers you can make

You can transfer among our variable investment options and into our guaranteed interest option.

After your policy’s Allocation Date, you can transfer amounts from one investment option to another subject to certain restrictions discussed below. Currently, the total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500. We reserve the right to lower this $500 limit upon written notice to you. We also reserve the right to restrict transfers among variable investment options and transfers out of our guaranteed interest option as described in your policy, including limitations on the number, frequency, or dollar amount of transfers.

Certain transfer restrictions apply if the paid up death benefit guarantee is in effect. For more information, see “Paid up death benefit guarantee” in “More information about policy features and benefits.”

Please see “Investment options within your policy” in “Risk/benefit summary: Policy features, benefits and risks” for more information about your role in managing your allocations.

Restrictions on transfers into the guaranteed interest option.  Upon advance notification, AXA Equitable has the right to reject any transfer you request from the variable investment options to the unloaned portion of the guaranteed interest option if the transfer would result in the unloaned portion of the guaranteed interest option exceeding a specified percentage of the total unloaned policy account value. The specified percentage limitation on requested transfers to the guaranteed interest option can be changed at any time, but it will never be less than 5%. Please see “Appendix II: Policy variations” later in this prospectus for more information.

Current unrestricted transfers out of the guaranteed interest option.  We are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter, you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option until further notice. If we decide to change our limitations on transfers out of the guaranteed interest option, we will provide you with notice of at least 30 days.

See the “How to make transfers” section below on how you can request a transfer. In general, transfers take effect on the date the request is received. However, any written, telephone, Internet or facsimile transaction requests received after 4:00 p.m. (Eastern Time) take effect the next business day.

Please note that the ability to make unrestricted transfers from the guaranteed interest option does not apply to any amounts that we are holding as collateral for a policy loan or as “restricted” amounts as a result of your election to receive a living benefit, if available under your policy. Finally, there may be a charge for making this transfer. Please see “Risk/benefit summary: Charges and expenses you will pay” earlier in this prospectus for more information about charges for this transfer.

Disruptive transfer activity.  We reserve the right to limit access to the services described below if we determine that you are engaged in a disruptive transfer activity, such as “market timing” (see “Disruptive transfer activity” in “More information about other matters”).

How to make transfers

Internet transfers.  Generally, you can make transfers over the Internet if you are the owner of the policy. You may do this by visiting our axa.com or us.axa.com (for those outside the U.S.) websites and registering for online account access. The service may not always be available. The restrictions relating to online transfers are described below.

Online Transfers.  You can make online transfers by following one of two procedures:

•	For individually owned policies for which you are the owner, by logging onto our website, described under “By Internet” in “How to reach us” earlier in this prospectus; or

•

For corporation and trust owned policies, we require a special authorization form to obtain access. The form is available on our website www.axa.us.com or us.axa.com for those outside the U.S., or by contacting our Administrative office.

For more information see “Telephone and Internet requests” later in this prospectus. We allow only one request for transfers each day (although that request may include multiple transfers). If you are unable to reach us via our website, you should send a written transfer request to our Administrative Office.

Transfers through our Administrative Office.  You may submit a written request for a transfer to our Administrative Office. We require a written request for jointly owned policies.

Our automatic transfer service

We offer an automatic transfer service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit’s value is low, and fewer units if the unit’s value is high. Therefore, you may achieve a lower average cost per unit over the long term.

Using the automatic transfer service does not guarantee that you will earn a profit or be protected against losses.

Our automatic transfer service (also referred to as our “dollar cost averaging service”) enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the automatic transfer service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the automatic transfer service. You can choose up to eight other variable investment options to receive the automatic transfers, but each transfer to each option must be at least $50.

Transferring your money among our investment options

This service terminates when the EQ/Money Market option is depleted. You can also cancel the automatic transfer service at any time by sending a written request to our Administrative Office. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service. Also, this service will automatically terminate if the paid up death benefit guarantee is in effect.

We will not deduct a transfer charge for any transfer made in connection with our automatic transfer service.

Our asset rebalancing service

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your policy account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.

You may specify asset allocation percentages for all available variable investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under the variable investment options, and the sum of the percentages must equal 100%. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service (discussed above).

You may request the asset rebalancing service in your policy application or at any later time by completing our enrollment form. At any time, you may also terminate the rebalancing program or make changes to your allocations under the program. Once enrolled in the rebalancing service, it will remain in effect until you instruct us in writing to terminate the service. Requesting an investment option transfer while enrolled in our asset rebalancing service will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your rebalancing service. Changes to your allocation instructions for the rebalancing service (or termination of your enrollment in the service) must be in writing and sent to our Administrative Office.

We will not deduct a transfer charge for any transfer made in connection with our asset rebalancing service. Also, this service will automatically terminate if you elect the paid up death benefit guarantee. The guaranteed interest option is not an available investment option with the asset rebalancing service.

Transferring your money among our investment options

7. Accessing your money

Borrowing from your policy

You may borrow up to 90% of the difference between your policy account value and any surrender charges that are in effect under your policy. (In your policy, this “difference” is referred to as your Cash Surrender Value.) However, the amount you can borrow will be reduced by any amount that we hold on a “restricted” basis following your receipt of a terminal illness living benefits payment, as well as by any other loans (and accrued loan interest) you have outstanding. See “Your option to receive a terminal illness living benefit” below. The minimum loan amount generally is $500.

You can use policy loans to obtain funds from your policy without surrender charges or, in most cases, paying current income taxes. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan’s repayment. We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

•	you cannot make transfers or withdrawals of the collateral;

•	we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option;

•	we do not count the collateral when we compute our customer loyalty credit; and

•	the collateral is not available to pay policy charges.

When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are then taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each. If the paid up death benefit guarantee is in effect, and you do not give us directions or the directions cannot be followed due to insufficient funds (or we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in proportion to your value in each.

Loan interest we charge.  The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy, and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 3% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) Currently, the loan interest rate is 3% for the first fifteen policy years and 2% thereafter. We will notify you of the current loan interest rate when you apply for a loan and annually on the annual report, and will notify you in advance of any rate increase.

Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

Interest that we credit on loan collateral.  Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy’s first fifteen years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy’s 16th year, equal to the loan interest rate. The elimination of the rate differential is not guaranteed, however. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already in force (and may have outstanding loans). We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 2% and that the differential will not exceed 1%.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loan is fully repaid) we transfer that interest to your policy’s investment options in the same proportions as if it were a premium payment. If the paid up death benefit guarantee is in effect, we transfer the interest in accordance with your allocation instructions on record.

Effects of a policy loan.  If not repaid, the aggregate amount of the outstanding loan and any accrued loan interest will reduce your cash surrender value and your life insurance benefit that might otherwise be payable. We will deduct any outstanding policy loan and accrued loan interest from your policy’s proceeds if you do not pay it back. Also, a loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due. A loan can also cause any paid up death benefit guarantee to terminate or may cause the no lapse guarantee to become unavailable.

A policy loan, repaid or not, has a permanent effect on your cash surrender value. This results because the investment results of each investment option apply only to the amounts remaining in such investment options. The longer the loan is outstanding, the greater the effect on your cash surrender value is likely to be.

Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See “Tax information” below for a discussion of the tax consequences of a policy loan.

Paying off your loan.  You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment. Any payment received while the paid up death benefit guarantee is in effect will be applied as a loan repayment (or refunded if it is in excess of the loan amount and outstanding interest).

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the

Accessing your money

investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among the investment options as you instruct; or, if you don’t instruct us, in the same proportion as if they were premium payments. However, if the policy guaranteed interest option limitation is in effect, we will limit you from allocating more than a specified percentage of each additional repayment to the guaranteed interest option. Any portion of the additional loan repayment in excess of the limitation amount will be allocated to the variable investment options in proportion to any loan repayment amounts for the variable investment options that you have specified with that loan repayment. Otherwise, the excess will be allocated in proportion to the premium allocation percentages for the variable investment options then in effect. If you have not specified any loan repayment amounts for the variable investment options and if there are no premium allocation percentages for any variable investment options then in effect, any portion of the additional loan repayment in excess of the limitation amount will be refunded to you (except for any minimum amount necessary to keep the policy from terminating, which will be allocated to the guaranteed interest option). The specified percentage limitation on additional loan repayments allocated to the guaranteed interest option can be changed at any time, but it will never be less than 5%. Please see “Appendix II: Policy variations” later in this prospectus for more information.

If the paid up death benefit guarantee is in effect, any loan repayment allocated to the unloaned portion of the guaranteed interest option will be limited to an amount so that the value in the unloaned portion of the guaranteed interest option does not exceed 25% of the amount that you have in your unloaned policy account value. Any portion of the loan repayment that we cannot allocate to the guaranteed interest option will be allocated to the variable investment options in proportion to any amounts that you specified for that particular loan repayment. If you did not specify, we will allocate that portion of the loan repayment in proportion to the premium allocation percentages or the paid up death benefit guarantee allocation percentages for the variable investment options on record.

Making withdrawals from your policy

You may make a partial withdrawal of your net cash surrender value (defined below) at any time after the first year of your policy and before the policy anniversary nearest to the younger insured’s 100th birthday, provided the paid up death benefit guarantee is not in effect. The request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each. We will not deduct a charge for making a partial withdrawal.

You can withdraw all or part of your policy’s net cash surrender value, although you may incur tax consequences by doing so.

Effect of partial withdrawals on insurance coverage.  If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar automatic reduction in the policy’s face amount (and, hence, an equal reduction in the Option A death benefit). Face amount reductions that occur automatically as a result of partial withdrawals, however, do not result in our deducting any portion of any then-remaining surrender charge. We will not permit a partial withdrawal that would reduce the face amount below $200,000 or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.

If death benefit Option B is in effect, a partial withdrawal reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.

The result is different, however, during any time when the alternative death benefit (discussed later in this prospectus) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal. A partial withdrawal reduces the amount of your premium payments that counts toward maintaining the policy’s no lapse guarantee, as well. A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay charges as they fall due or failure to pass the guarantee premium test for those guarantees.

You should refer to “Tax information” below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits. Also, partial withdrawals are not permitted while the paid up death benefit guarantee is in effect. Please see “Paid up death benefit guarantee” in “More information about policy features and benefits.”

Surrendering your policy for its net cash surrender value

Upon written request satisfactory to us, you can surrender (give us back) your policy for its “net cash surrender value” at any time. The net cash surrender value equals your policy account value, minus any outstanding loan and unpaid loan interest, minus any amount of your policy account value that is “restricted” as a result of previously distributed “terminal illness living benefits,” and minus any surrender charge that then remains applicable. The surrender charge is described in “Charges and expenses you will pay” earlier in this prospectus.

Please refer to “Tax information” below for the possible tax consequences of surrendering your policy.

Your option to receive a terminal illness living benefit

Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our living benefits rider. This feature enables you to receive a portion (generally the lesser of 75% or $500,000) of the policy’s death benefit (excluding death benefits payable under certain other policy riders), if one of the insured persons has died and the surviving insured person has a terminal illness (as defined in the rider). The maximum aggregate amount of payments that will be paid under this Living Benefits Rider for all policies issued by AXA Equitable or an affiliate company on the life of the same insured person is $500,000. We make no additional charge for the rider, but we will deduct a one-time administrative charge of up to $250 from any living benefit we pay.

If you tell us that you do not wish to have the living benefits rider added at issue, but you later ask to add it, there will be a $100 administrative

Accessing your money

charge. Also, we will need to evaluate the insurance risk of the insured person(s) at that time, and we may decline to issue the rider.

If you receive a living benefit on account of a terminal illness, the remaining benefits under your policy will be affected. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy when the surviving insured person dies. (In your policy, we refer to this as a “lien” we establish against your policy.) In addition, once you receive a living benefit, you cannot elect the paid up death benefit guarantee.

When we pay a living benefit, we automatically transfer a pro rata portion of your policy’s net cash surrender value to the policy’s guaranteed interest option regardless of any policy guaranteed interest option limitation in effect. This amount, together with the interest we charge thereon, will be “restricted” — that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. In addition, it may not be used to satisfy the charges we deduct from your policy’s value. We will also deduct these restricted amounts from any subsequent surrender proceeds that we pay. Please see “Appendix II: Policy variations” later in this prospectus for more information.

The receipt of a living benefits payment may qualify for exclusion from income tax. See “Tax information” below. Receipt of a living benefits payment may affect your eligibility for certain government benefits or entitlements.

You can arrange to receive a “living benefit” if the surviving insured person becomes terminally ill.

Accessing your money

8. Tax information

This discussion is based on current federal income tax law and interpretations. It assumes that each policy owner is a natural person who is a U.S. citizen and resident and has an insurable interest in each insured. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.

Basic income tax treatment for you and your beneficiary

A VUL Survivorship policy will be treated as “life insurance” for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the “Code”) and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. The following discussion assumes that the policies meet these requirements and, therefore, that generally:

•	the death benefit received by the beneficiary under your policy will not be subject to federal income tax; and

•

increases in your policy account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

The IRS, however, could disagree with our position such that certain tax consequences could be other than as described. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions in order to do so. There may also be different tax consequences if you assign your policy, transfer an interest therein or designate a new owner. See “Assigning your policy” later in this prospectus. See also special rules below for “Business and employer owned policies,” and for the discussion of insurable interest under “Other information.”

Tax treatment of distributions to you (loans, partial withdrawals, and full surrender)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a “modified endowment contract” (sometimes also referred to as a “MEC”). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

Testing for modified endowment contract status.  Your policy will be a “modified endowment contract” if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the

Code) to provide for “paid up” future benefits after the payment of seven equal annual premiums. (“Paid up” means no future premiums will be required.) This is called the “seven-pay” test.

Whenever there is a “material change” under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the policy account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A material change for these purposes could occur as a result of a change in death benefit option, a requested increase in the policy’s face amount or certain other changes.

If your policy’s benefits are ever reduced, the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount, a change in death benefit option or, in some cases, a partial withdrawal.) If the premiums previously paid during its first seven years (or within seven years after a material change) are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, federal income tax rules must be complied with in order for it to qualify as life insurance. Changes made to your policy, for example, a decrease in face amount (including any decrease that may occur as a result of a partial withdrawal) or other decrease in benefits, may impact your ability to pay additional premiums due to the maximum amount of policy account value that may be maintained under the policy relative to the policy face amount. We may also be required to provide a higher death benefit notwithstanding the decrease in face amount in order to assure that your policy continues to qualify as life insurance. See also “Changes we can make” later in this prospectus.

Taxation of pre-death distributions if your policy is not a modified endowment contract.  As long as your policy remains in force as a non-modified endowment contract, policy loans will generally be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. However, there is some uncertainty as to the federal tax treatment of policy loans with a small or no spread between the interest rate charged and the interest rate credited on the amount loaned. You should consult a qualified tax adviser as to the federal tax treatment of such loans. Also, see below for taxation of loans upon surrender or termination of your policy.

Tax information

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your “basis” in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your policy account value exceeds your basis.

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

Policy loans.  Policy loans can cause taxable income upon the termination of a policy with no cash payout. In the case of a surrender, the loan amount is taken into account in determining any taxable amount and such income can also exceed the payment received. These events can occur from potential situations which include: (1) amount of outstanding policy debt (loans taken plus unpaid interest amounts added to the outstanding loan) at or near the maximum loan value; (2) unfavorable investment results affecting your policy account value; (3) increasing monthly policy charges due to increasing attained ages of the insured; (4) high or increasing amount of insurance risk, depending on death benefit option and changing account value; and (5) increasing policy loan rates if an adjustable policy loan rate is in effect.

Ideally a policy loan will be paid from income tax free death benefit proceeds if your policy is kept in force until the death of the insured. To avoid policy terminations that may give rise to significant income tax liability, you may need to make substantial premium payments or loan repayments to keep your policy in force.

You can reduce the likelihood that these situations will occur by considering these risks before taking a policy loan. If you take a policy loan, you should monitor the status of your policy with your financial representative and your tax advisor at least annually, and take appropriate preventative action. As indicated above, in the case of a policy that is a modified endowment contract (“MEC”), any loan will be treated as a distribution when made, and thus may be taxable at such time.

Taxation of pre-death distributions if your policy is a modified endowment contract.  Any distribution from your policy will be taxed on an “income-first” basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your policy account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by AXA Equitable (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59 1/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. The exceptions generally do not apply to life insurance policies owned by corporations or other entities.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. So, for example, if a policy has been collaterally assigned as security for a loan and the policy subsequently becomes a MEC there could be a taxable deemed distribution even though the policy owner has not received any payment from us.

Policy changes.  Changes made to a life insurance policy, for example, a decrease in benefits, a death benefit option change, or the termination or restoration of a terminated policy, may have other effects on your policy, including impacting the maximum amount of premiums that can be paid under the policy. In some cases, this may cause us to take action in order to assure your policy continues to qualify as life insurance, including distribution of amounts that may be includable as income. This action may be required under the tax law even though the policy may not be sufficiently funded to keep it in force for a desired duration. In some cases, premium payments for a policy year could be limited to the amount needed to keep the policy in force until the end of the policy year. You should carefully go over the implications of any policy changes with your advisor before making a change.

Restoration of a terminated policy.  For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy. Since tax laws and regulations and their application may have changed by such time, there can be no assurance that we can reinstate the policy to qualify as life insurance under future tax rules.

Tax treatment of living benefits proceeds

Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee’s gross income. We believe that the

Tax information

benefits provided under our living benefits rider meet the tax law’s definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply to amounts paid to someone other than the surviving insured person if the payee has an insurable interest in the surviving insured person’s life only because that insured person is a director, officer or employee of the payee or by reason of that insured person being financially interested in any trade or business carried on by the payee.

Effect of policy splits

Certain riders permit the splitting of a policy into two other individual policies on the lives of the insureds, upon a divorce or certain changes in the Federal estate tax law. This splitting of a policy could have adverse tax consequences, including, but not limited to, the recognition of taxable income in an amount up to any gain in the policy at the time of the split.

Business and employer owned policies

Any employer owned life insurance arrangement on an employee or director as well as any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to the rules discussed below. Also, careful consideration should be given to any other rules that may apply, including other possible pending or recently enacted legislative proposals.

Requirements for income tax free death benefits.  Federal tax law imposes additional requirements for employer owned life insurance policies. The provisions can have broad application for contract owners engaged in a trade or business, or certain related persons. These requirements include detailed notice and consent rules, annual tax reporting and recordkeeping requirements on the employer and limitations on those employees (including directors) who can be insured under the life insurance policy. Failure to satisfy applicable requirements will result in death benefits in excess of premiums paid by the owner being includible in the owner’s income upon the death of the insured employee. Notice and consent requirements must be satisfied before the issuance of the life insurance policy or a material change to an existing life insurance policy, otherwise benefits may lose their tax favored treatment.

The rules generally apply to life insurance policies issued after August 17, 2006. Note, however, that material increases in the death benefit or other material changes will generally cause an existing policy to be treated as a new policy and thus subject to the new requirements. The term “material” has not yet been fully defined but is expected to not include automatic increases in death benefits in order to maintain compliance with the life insurance policy tax qualification rules under the Code. An exception for certain tax-free exchanges of life insurance policies pursuant to Section 1035 of the Code may be available but is not clearly defined.

Limitations on interest deductibility for business owned life insurance.  Ownership of a policy by a trade or business can limit the amount of any interest on business borrowings that the entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences. In the case of a 20% owner, a policy covering joint lives must cover the owner and such owner’s spouse.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called “split-dollar” arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy’s average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity’s other assets. The above limitation is in addition to rules limiting interest deductions on policy loans against business-owned life insurance. Special rules may apply to insurance company owners of policies, which may be more restrictive.

Uses of policy which may be scrutinized.  The IRS may view certain uses of life insurance policies as a tax shelter or as an abusive transaction. Please consult your tax advisor for the most up-to-date information as to IRS “Recognized Abusive and Listed Transactions” and how they may affect your policy.

Requirement that we diversify investments

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements, though no assurances can be given in this regard.

Estate, gift, and generation-skipping taxes

If the policy’s owner is the surviving insured person, the death benefit will generally be includable in the owner’s estate for purposes of federal estate tax. If the owner is not the surviving insured person, and the owner dies before the surviving insured person, the value of the policy would be includable in the owner’s estate. If the owner is neither the surviving insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person’s taxable estate, total at least $10 million (this statutory amount is to be indexed for inflation after 2010). A portability rule generally permits a surviving spouse to elect to carry over the unused portion of the deceased spouse’s exclusion amount.

Tax information

Certain amounts may be deductible or excludable, such as gifts and bequests to a person’s spouse or charitable institutions, as well as for certain gifts per recipient per year ($15,000 for 2019, indexed for inflation).

As a general rule, if you make a “transfer” to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent “skips” his or her children and names his or her grandchildren as a policy’s beneficiaries. In that case, the generation-skipping “transfer” would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rates in effect at the time. Individuals are generally allowed an aggregate generation-skipping tax exemption of the same amount discussed above for estate and gift taxes, but without portability.

The particular situation of each policy owner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

If this policy is used with estate and gift tax planning in mind, you should consult with your tax advisor as to the most up-to-date information as to federal estate, gift and generation skipping tax rules.

Split-dollar and other employee benefit programs

Complex rules may apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. Certain split-dollar arrangements may be considered to be a form of deferred compensation under Section 409A of the Code, which broadens the definition of deferred compensation plans, and subjects such plans to new requirements. Further, certain split-dollar arrangements may come within the rules for business- and employer-owned policies. Among other issues, policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured persons’ consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

If this policy is being or was purchased pursuant to a split-dollar arrangement, you should also consult your tax advisor for advice concerning the effect of the following guidance. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as regulations in both 2002 and 2003. They provide for taxation under one of two mutually exclusive regimes depending upon the structure of the arrangement. These are a loan regime and an economic benefit regime. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. A material modification to an existing arrangement may result in a change in tax treatment. In addition, public corporations (generally publicly-traded or publicly-reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.

ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. There may also be other implications. You should consult a qualified legal advisor.

3.8% Tax on Net Investment Income or “NII”

The 3.8% Medicare tax on certain unearned income of taxpayers whose adjusted incomes exceed certain thresholds applies to all or part of a taxpayer’s NII. As currently interpreted under IRS guidelines, NII includes the taxable portion of an annuitized payment from a life insurance contract. It has not been defined to include taxable amounts from partial withdrawals, surrenders or lapses of life insurance policies subject to loans. You should consult your tax advisor as to the applicability of this tax to you.

Our taxes

The operations of our separate accounts are reported in our federal income tax return. Separate account investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Currently we pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred by us that are allocable to the policies.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate accounts. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

Tax withholding and information reporting

Status for income tax purposes; FATCA.  In order for us to comply with income tax withholding and information reporting rules which may apply to life insurance policies, we request documentation of “status” for tax purposes. “Status” for tax purposes generally means whether a person is a “U S. person” or a foreign person with respect to the United States; whether a person is an individual or an entity, and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If we do not have appropriate certification or documentation of a person’s status for tax purposes on file, it could affect the rate at which we are required to withhold income tax, and penalties could apply. Information reporting rules could apply not only to specified transactions, but also to life insurance policy ownership. For example, under the Foreign Account Tax Compliance Act (“FATCA”), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, we may be required to report policy values and other information for certain policyholders. For this reason, we and our

Tax information

affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

Tax Withholding.  Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later, and you may incur penalties under the estimated income tax rules. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you and may not always follow federal rules.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U.S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction. For Puerto Rico and other jurisdictions, income is considered U.S.-source income. We anticipate requiring owners or beneficiaries in Puerto Rico which are not individuals to document their status to avoid 30% FATCA withholding from U.S.-source income.

Possibility of future tax changes and other tax information

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. This could include special rules for tax-exempt entities as well as for corporate or business use of policies. In addition to legislation enacted in December 2017, Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a life insurance policy. Legislative proposals could make sweeping changes to many longstanding tax rules, including certain tax benefits currently available to newly purchased cash value life insurance policies. Proposals have been considered to eliminate some or all taxable expenditures or tax preferences together with some lowering of tax rates. We cannot predict what if any, legislation will actually be proposed or enacted or what type of grandfathering will be allowed for existing life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law. Some areas of possible future guidance include new rules for testing for policies issued on a special risk class basis. As a result, there are areas of some uncertainty even under current laws, such that future tax consequences of a policy could be other than as described herein.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed or the tax benefit of life insurance policies.

The policies described in this Prospectus are tested for qualification as life insurance using the 2017 Commissioners Standard Ordinary (“2017 CSO”) mortality tables. See “Cost of insurance charge” later in this Prospectus.

Other information

There are a number of tax benefits associated with variable life insurance policies. For tax benefits to be available, the policy owner must have an insurable interest in the life of each insured under applicable state laws. Requirements may vary by state. A failure can, among other consequences, cause the policy owner to lose anticipated favorable federal tax treatment generally afforded life insurance.

For tax benefits to continue, the policy must continue to qualify as life insurance. We reserve the right to restrict transactions that we determine would cause your policy to fail to qualify as life insurance under federal tax law. We also reserve the right to decline to make any change that may cause your policy to lose its ability to be tested for federal income tax purposes under the 2017 Commissioners Standard Ordinary Mortality Tables.

In addition to other requirements, federal tax law requires that the insurer, and not the policy owner, have control of the underlying investment assets for the policy to qualify as life insurance.

You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any income or gain the assets generate.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policy owner can have too much investor control if the variable life policy offers a large number of investment options in which to invest policy account values and/or the ability to make frequent transfers available under the policy. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policy owners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policy owners with large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio’s shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy’s proportionate share of the assets of the Separate Account.

Tax information

9. More information about policy features and benefits

Guarantee premium test for no lapse guarantees

We offer a guarantee against policy lapse that depend on your having paid specified amounts of premiums. We refer to this guarantee as our “no lapse guarantee” and you can read more about it in “You can guarantee that your policy will not terminate before a certain date” in “Risk/benefit summary: Policy features, benefits and risks,” earlier in this prospectus.

Guarantee premium test.  If your net policy account value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date accumulated at 3.5% annually less any partial withdrawals accumulated at 3.5% annually (also known as the actual premium fund value) at least equals the cumulative guarantee premiums due to date for the no lapse guarantee and guarantee premiums for any optional benefit riders accumulated at 3.5% annually (also known as the no lapse guarantee premium fund value). If it does, your policy will not lapse, provided that you have always had death benefit Option A, any policy loan and accrued loan interest does not exceed the policy account value, and provided that the guarantee is still in effect.

Guarantee premiums.  The amount of the monthly guarantee premiums for the no lapse guarantee is set forth in your policy if your death benefit option is Option A. The guarantee premiums are actuarially determined at policy issuance and depend on the age and other insurance risk characteristics of each insured person, as well as the amount of the coverage and additional features you select. The guarantee premiums may change if, for example, the face amount of the policy is reduced upon your request or upon election of the paid up death benefit guarantee, or a rider is eliminated, or if there is a change in either insured person’s risk characteristics. We will send you a new policy page showing any change in your guarantee premiums. Any change will be prospective only, and no change will extend a no lapse guarantee period beyond its original number of years.

Paid up death benefit guarantee

Subject to our approval, you may elect the “paid up” death benefit guarantee at any time after the fourth year. This benefit provides an opportunity to lock in all or a portion of your policy’s death benefit without making additional premium payments. Also, this benefit may be attractive to you if you are concerned about the impact of poor future investment performance or increases in policy charges on your policy’s death benefit and potential policy lapse. You may elect this benefit provided:

•	the younger insured’s attained age is not more than 99;

•	you have death benefit Option A in effect (see “About your life insurance benefit” in “Risk/benefit summary: Policy features, benefits and risks,” earlier in this prospectus);

•	you have not received any payment under a living benefits rider;

•	the policy is not in default or in a grace period as of the date of the paid up death benefit guarantee;
•	the policy account value after the deduction of any proportionate surrender charge would not be less than any outstanding policy loan and accrued loan interest;

•	the election would not reduce the face amount (see below) below $200,000;

•	no current or future distribution from the policy will be required to maintain its qualification as life insurance under the Internal Revenue Code; and

•

You agree to reallocate your fund values to the guaranteed interest option and the EQ Allocation investment options. We reserve the right to change the investment options available to you under the paid up death benefit guarantee. (See “Restrictions on allocations and transfers” below).

The effective date of the paid up death benefit guarantee will be the beginning of the policy month that next follows the date we approve your request. On the effective date of this guarantee, all additional benefit riders and endorsements will automatically terminate. The policy’s net cash surrender value after the paid up death benefit guarantee is in effect will equal the policy account value, less any applicable surrender charges and any outstanding policy loan and accrued loan interest. The policy death benefit will be Option A. We will continue to deduct policy charges from your policy account value. As explained below, electing the paid up death benefit guarantee may reduce your policy’s face amount, which in turn may result in the deduction of a surrender charge. You can request a personalized illustration that will show you how your policy face amount could be reduced and values could be affected by electing the paid up death benefit guarantee.

Possible reduction of face amount.  The face amount of your policy after this guarantee is elected is the lesser of (a) the face amount immediately before the election or (b) the policy account value on the effective date of the election divided by a factor based on the number of years since the policy was issued. The factors are set forth in your policy. As a general matter, the factors change as the insured persons age so that, if your policy account value stayed the same, the result of the calculation under clause (b) above would be lower the longer your policy is in force. We will decline your election if the new face amount would be less than the minimum stated in your policy.

If electing the paid up death benefit guarantee causes a reduction in face amount, we will deduct the same portion of any remaining surrender charge as we would have deducted if you had requested that decrease directly (rather than electing the paid up death benefit guarantee). (See “Risk/benefit summary: Charges and expenses you will pay” earlier in this prospectus.) In certain cases, a reduction in face amount may cause a policy to become a modified endowment contract. See “Tax treatment of distributions to you (loans, partial withdrawals, and full surrender)” under “Tax information.”

More information about policy features and benefits

Restrictions on allocations and transfers.  While the paid up death benefit guarantee is in effect, you will be restricted as to the investment options available to you under the policy and the amounts that can be allocated to the guaranteed interest option. You will be able to allocate up to 25% of your unloaned policy account value to the guaranteed interest option. Currently, the remainder of your unloaned policy account value must be allocated among the EQ Allocation investment options. (See “About the Portfolios of the Trusts” for the listing of EQ Allocation investment options.) When you elect the paid up death benefit guarantee, we require that you provide us with new allocation instructions. In the absence of these instructions, we will be unable to process your request.

Also, transfers from one or more of our EQ Allocation investment options into the guaranteed interest option will not be permitted if such transfer would cause the value of your guaranteed interest option to exceed 25% of your total unloaned policy account value. Loan repayments allocated to your guaranteed interest option will be limited to an amount that would not cause the value in your guaranteed interest option to exceed 25% of your total unloaned policy account value. If the value in your guaranteed interest option already exceeds 25% of your total unloaned policy account value (including the repayment), no portion of the repayment will be allocated to the guaranteed interest option. Any portion of the loan repayment that is not allocated to the guaranteed interest option will be allocated in proportion to the loan repayment amounts for the variable investment options you have specified. If we do not have instructions, we will use the allocation percentages for the variable investment options you specified when you elected the paid up death benefit guarantee or the most recent instructions we have on record. These restrictions would be lifted if the paid up death benefit guarantee is terminated.

If the policy guaranteed interest option limitation is in effect at the time you elect the paid up death benefit guarantee, it will no longer apply while the paid up death benefit guarantee remains in effect. The limitation amounts applicable under the paid up death benefit guarantee may permit you to allocate different amounts into the guaranteed interest option. Please see “Appendix II: Policy variations” later in this prospectus for more information.

Other effects of this guarantee.  After you have elected the paid up death benefit guarantee, you may request a policy loan, make a loan repayment or transfer policy account value among the guaranteed interest option and variable investment options, subject to our rules then in effect. The following transactions, however, are not permitted when this guarantee is in effect:

•	premium payments

•	partial withdrawals

•	changes to the policy’s face amount or death benefit option

•

any change that would cause the policy to lose its current or future qualification as life insurance under the Internal Revenue Code or require a current or future distribution from the policy to avoid such disqualification. (See “Tax treatment of distributions to you” under “Tax information” earlier in this prospectus.)

Termination of this guarantee.  You may terminate the paid up death benefit guarantee by written request to our Administrative Office. If terminated, the policy face amount will not change. However, premiums may be required to keep the policy from lapsing. If the guarantee terminates due to an outstanding loan and accrued loan interest exceeding the policy account value, a payment will be required to keep the policy and the guarantee in force pursuant to the policy’s grace period provision. If the guarantee terminates for any reason, it cannot be restored at a later date.

Other benefits you can add by rider

You may be eligible for the following other optional benefits we currently make available by rider:

•

Estate Protector — This rider provides additional insurance during the first four policy years to cover the estimated estate taxes which may be incurred if the death benefit is included in the estate if both insureds die. The additional coverage equals a maximum of 122% of the base policy face amount. The rider is available, subject to our underwriting rules, if the issue age of the younger insured is age 70 or below.

•	Cash Value Plus Rider — Described below.

We add the following benefits automatically at no charge to each eligible policy:

•

Option to Split Policy Upon Divorce — This rider enables the policy to be exchanged for two individual permanent life policies on each insured, each for an equal amount, in the event of divorce, under the terms of the rider. The exchange may be done without evidence of insurability if it is requested in writing within 12 months of the date of divorce and the exchange occurs 24 months following the date of divorce. A request to exchange outside of these timeframes requires evidence of insurability on both insured persons. The rider is available, subject to our underwriting rules, if the issue age of the older insured is age 80 or younger.

•	Living Benefits Rider (see “Your option to receive a terminal illness living benefit” under “Accessing your money”)

•

Option to Split Policy Upon Federal Tax Law Change — This rider enables the policy to be exchanged for two separate individual permanent life policies on each insured, each for an equal amount, if the federal tax law is changed and results in a reduction of the federal estate tax marital deduction provision or a reduction in the maximum federal estate tax bracket to a rate below 25%. The rider is available, subject to our underwriting rules, if the issue age of the older insured is age 85 or younger.

•	Paid Up Death Benefit Guarantee (see “Paid up death benefit guarantee” earlier in this section)

AXA Equitable or your financial professional can provide you with more information about these riders. Some of these riders may be selected only at the time your policy is issued. Some benefits may not be available in your state. The riders provide additional terms, conditions and limitations, and we will furnish samples of them to you on request. We can add, delete, or modify the riders we are making available, at any time before they become effective as part of your policy.

See also “Tax information” earlier in this prospectus for certain possible tax consequences and limitations of deleting or changing the death benefits under a rider.

Cash Value Plus Rider. In states where approved, an optional rider may be elected at issue provided the younger insured is aged 20 to 70. The rider reduces the surrender charge if the policy is surrendered for its Net Cash Surrender Value in the first eight policy years. Also, the rider

More information about policy features and benefits

refunds a percentage of cumulative premium charges if the policy is surrendered for its Net Cash Surrender Value in the first three policy years. In order to elect the rider, the policy must have a minimum face amount of $250,000 per life when one or two policies are purchased on the lives of members of an insured group and $100,000 per life when policies are purchased on the lives of three or more members. We deduct $0.04 per $1,000 of the initial base policy face amount from your policy account value each month, while the rider is in effect.

The rider works by potentially refunding all or a portion of the cumulative premium charges and waiving all or a portion of the applicable surrender charge, if the policy is surrendered in full in its early years. The percentage of charges refunded or waived under this rider are as follows:

Surrender In Policy Year	Percent Of Cumulative Premium Charge Refunded*	Percent Of Surrender Charges Waived
1	0%-100%	0%-100%
2	0%-80%	0%-100%

3	0%-33%	0%-100%

4	0%	0%-100%

5	0%	0%-80%

6	0%	0%-65%

7	0%	0%-45%
8	0%	0%-25%
9 and later	0%	0%
*	The mortality and expense risk charge and other monthly charges are not refunded.

The net cash surrender value paid, including the maximum reduction of the surrender charges and refund of a percentage of cumulative premium charges shown in the table above, if a policy is surrendered in full while this rider is in force will not exceed the greater of:

1.	A cumulative premium-based cap equal to sum of premiums paid to the date of surrender minus any partial withdrawals, outstanding loan balances and accrued loan interest; and

2.	The Net Cash Surrender Value on the date of surrender calculated prior to any reduction or refund.

If the cumulative credited interest and/or investment performance exceeds the cumulative monthly charges plus the unwaived portions of surrender charges and/or premium charges, the additional cash value provided by this rider upon surrender may be reduced. While it is not possible to determine this in advance, a personalized illustration may help in evaluating possible outcomes. Thus, the cumulative-based premium cap may effectively limit the percentage of surrender charges waived and/or the percentage of premium charge refunded if a policy is surrendered in full while this rider is in force. Such percentages could effectively be as low as 0% as shown in the table above. As a result, it is possible that an owner could elect the rider and pay the monthly fee but not receive a reduction in surrender charges or a refund of premium charges upon surrender and under such circumstances, the Company would not refund the rider fee.

The waiver of the surrender charge does not apply if the policy is being exchanged or replaced during the first eight policy years with another life insurance policy or annuity contract on the insured person(s) including (but not limited to) a 1035 exchange. It also does not apply to a proportionate surrender charge resulting from a face amount decrease.

There is no refund of the premium charge if during the first three policy years the policy terminates after a grace period or is exchanged or replaced with another life insurance policy or annuity contract on the insured person(s) including (but not limited to) a 1035 exchange. It also does not apply to a face amount decrease.

If a policy is exchanged as a result of exercising the option to split the policy upon divorce or option to split the policy upon federal tax law change, the Cash Value Plus Rider, if elected, will apply.

The premium charge refunds amount that would be applicable upon a complete surrender of this policy during the first three years will be included with the amount in your Policy Account to determine the death benefit, if it becomes payable during such time and is calculated as a percentage of the amount in your Policy Account.

Amounts available under this policy for policy loans, partial withdrawals, and to cover monthly deductions, are not increased by this rider.

Restoration after lapse. If your policy is restored after a lapse, the rider will also be restored unless you made a written request to terminate this rider, subject to the rider termination specifications below.

Rider termination. The rider will terminate on the earliest of the following dates: 1) The end of the eighth policy year; 2) On the date the policy ends without value at the end of a Grace Period or otherwise terminates; 3) After the first policy anniversary, the effective date of a policy owner’s written request to terminate this rider which is the beginning of the policy month that coincides with or next follows such request; or 4) Death of the last surviving Insured.

The election of the Paid Up Death Benefit Guarantee feature will result in the termination of the Cash Value Plus Rider. Also, exercising the Option to Split Upon Divorce Rider or Option to Split Upon Federal Tax Law Change Rider results in the termination of the Cash Value Plus Rider.

Customer loyalty credit

We provide a customer loyalty credit for policies that have been in force for more than 15 years. This is added to your policy account value each month. The dollar amount of the credit is a percentage of the total amount you then have in our investment options. The amount in our investment options does not include any value we are holding as collateral for any policy loans. The percentage credit is currently at an annual rate of 0.05% beginning in the policy’s 16th year. This credit is not guaranteed.

Variations among VUL Survivorship policies

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

More information about policy features and benefits

AXA Equitable also may vary or waive the charges (including surrender charges) and other terms of VUL Survivorship where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with VUL Survivorship. We will make such variations only in accordance with uniform rules that we establish.

AXA Equitable or your financial professional can advise you about any variations that may apply to your policy.

Your options for receiving policy proceeds

Beneficiary of death benefit.  You designate your policy’s beneficiary in your policy application. You can change the beneficiary at any other time while either insured person is alive. If no beneficiary is living when the surviving insured person dies, we will pay the death benefit proceeds in equal shares to that insured person’s surviving children. If there are no surviving children, we will instead pay that insured person’s estate.

Payment of death benefit.  We will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation) and so elects, death benefit proceeds can be paid through the “AXA Equitable Access Account”, which is a draft account that works in certain respects like an interest-bearing checking account. In that case, we will send the beneficiary a draftbook, and the beneficiary will have immediate access to the proceeds by writing a draft for all or part of the amount of the death benefit proceeds. AXA Equitable will retain the funds until a draft is presented for payment. Interest on the AXA Equitable Access Account is earned from the date we establish the account until the account is closed by your beneficiary or by us if the account balance falls below the minimum balance requirement, which is currently $1,000. The AXA Equitable Access Account is part of AXA Equitable’s general account and is subject to the claims of our creditors. We will receive any investment earnings during the period such amounts remain in the general account. The AXA Equitable Access Account is not a bank account or a checking account and it is not insured by the FDIC. Funds held by insurance companies in the general account are guaranteed by the respective state guaranty association.

A beneficiary residing outside of the U.S., however, cannot elect the AXA Equitable Access Account. If the beneficiary is a trust that has two or fewer trustees, death benefit proceeds can be paid through the AXA Equitable Access Account.

If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit, and the beneficiary so elects, we will send the AXA Equitable Access Account checkbook or check to the financial professional within the periods specified for death benefit payments under “When we pay policy proceeds,” later in this prospectus. Our financial professionals will take reasonable steps to arrange for prompt delivery to the beneficiary.

Your right to cancel within a certain number of days

You may cancel your policy by returning the policy along with a properly signed and completed written request for cancellation to our Administrative Office or, in some states, to the agent who sold it to you, by the 10th day after you receive it (or such longer period as required under state law). Your coverage will terminate as of the business day we receive your request at our Administrative Office (or, in some states, as of the business day the agent receives your request).

In most states, we will refund the premiums that were paid, less any outstanding loan and accrued loan interest, In other states, we will refund the policy account value calculated as of the business day we receive your request for cancellation at our Administrative Office (or, in some states, as of the business day the agent receives your request), plus any charges that were deducted from premiums that were paid and from the policy account value, less any outstanding loan and accrued loan interest. Your policy will set forth the specific terms of your “Right to Examine” the policy.

In addition to the cancellation right described above, you have the right to surrender your policy, rather than cancel it. Please see “Surrendering your policy for its net cash surrender value,” earlier in this prospectus. Surrendering your policy may yield results different than canceling your policy, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the policy. Please see “Tax information,” earlier in this prospectus for possible consequences of cancelling your policy.

More information about policy features and benefits

10. More information about certain policy charges

Deducting policy charges

Purposes of policy charges.  The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss. In addition to the charges described below, there are also charges at the Portfolio level, which are described in the prospectuses of the Portfolios in which the funds invest. For additional information on all policy charges, see “Risk/benefit summary: Charges and expenses you will pay.”

Transaction charges

On the first day of each policy month, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below (see “Periodic charges” below). In addition, charges may be deducted for transactions such as premium payments, policy surrenders, requested decreases in face amount, or transfers among investment options.

•  Premium charge.  We deduct an amount not to exceed 10% from each premium payment you send us. We currently deduct 8% from each premium payment up to ten “target premiums” and 5% from each premium payment thereafter. The “target premium” is actuarially determined for each policy, based on that policy’s specific characteristics, among other factors. We may increase or decrease the amount we deduct in the future, but the amount we deduct will never exceed 10%. In addition, if your policy includes the Cash Value Plus Rider, a portion of the deductions from the premiums will be refunded upon surrender within the first three policy years, subject to a cumulative premium-based cap on the rider benefits (see “Cash Value Plus Rider” in “More Information about policy features and benefits” earlier in this prospectus). The premium charge is designed in part to defray sales and tax expenses we incur that are based on premium payments.

•  Surrender charges.  If you give up this policy for its net cash surrender value before the end of the fifteenth policy year, we will subtract a surrender charge from your policy account value. The surrender charge in the first policy month of each policy year is shown in your policy. The initial surrender charge will be between $8.97 and $34.94 per $1,000 of initial base policy face amount. The surrender charge declines uniformly in equal monthly amounts within each policy year until it reaches zero in the twelfth month of policy year 15. The initial amount of surrender charge depends on each policy’s specific characteristics. In addition, if your policy includes the Cash Value Plus Rider, the surrender charges may be reduced or waived in full, depending on when the policy is surrendered, if you surrender your policy in full, (see “Cash Value Plus Rider” in “More information about policy features and benefits” earlier in this prospectus).

The surrender charges are contingent deferred sales charges. They are contingent because you only pay them if you surrender your policy for its net cash surrender value (or request a reduction in its face amount, as described below). They are deferred because we do not deduct them from your premiums. Because the surrender charges are contingent and deferred, the amount we collect in a policy year is not related to actual expenses for that year.

The surrender charges assessed in connection with giving up this policy or with reductions in policy face amount are intended, in part, to compensate us for the fact that it takes us time to make a profit on your policy, and if you give up or reduce the face amount of your policy in its early years, we do not have the time to recoup our costs.

•  Request a decrease in your policy’s face amount.  If there is a requested base policy face amount reduction within the first 15 policy years, or the paid up death benefit guarantee is elected for a reduced amount within the first 15 policy years, a proportionate surrender charge will be deducted from your policy account value.

Assuming you have not previously changed the base policy face amount, a proportionate surrender charge will be determined by dividing the amount of the reduction in base policy face amount by the initial base policy face amount of insurance, and then multiplying that fraction by the surrender charge immediately before the reduction. The proportionate surrender charge will not exceed the unloaned policy account value at the time of the reduction. If a proportionate surrender charge is made, the remaining surrender charge will be reduced proportionately. We will not deduct a proportionate surrender charge if the reduction resulted from a change in death benefit option or a partial withdrawal.

•  Transfers among investment options.  Although we do not currently charge for transfers among investment options, we reserve the right to make a transfer charge up to $25 for each transfer of amounts among your investment options. The transfer charge, if any, is deducted from the amounts transferred from your policy’s value in the variable investment options and in our guaranteed interest option based on the proportion that the amount transferred from each variable investment option and from our guaranteed interest option bears to the total amount being transferred. Any such charge would be, in part, to compensate us for our expenses in administering transfers. The charge will never apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our automated transfer service or asset rebalancing service.

Special services charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. Please note that we may discontinue some or all of these services without notice.

•  Wire transfer charge.  We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

More information about certain policy charges

•  Express mail charge.  We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

•  Policy illustration charge.  We do not charge for illustrations. We reserve the right to charge in the future.

•  Duplicate policy charge.  We charge $35 for providing a copy of your policy. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

•  Policy history charge.  We charge a maximum of $50 for providing you a history of policy transactions. If you request a policy history of less than 5 years from the date of your request, there is no charge. If you request a policy history of more than 5 years but less than 10 years from the date of your request, the current charge is $25. For policy histories of 10 years or more, the charge is $50. For all policy histories, we reserve the right to charge a maximum of $50. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

•  Charge for returned payments.  For each payment you make in connection with your policy that is returned for insufficient funds, we will charge a maximum of $25.

Periodic charges

On the first day of each month of the policy, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below.

•  Administrative charge.  In the first policy year, we deduct $20 from your policy account value at the beginning of each policy month. In all subsequent policy years (but not beyond the policy anniversary when the younger insured is attained age 100), we currently deduct $7 from your policy account value at the beginning of each policy month. We reserve the right to increase or decrease this latter amount in the future, although it will never exceed $10. In addition, we deduct between $0.06 and $0.26 per $1,000 of your base policy face amount (but not more than your initial base policy face amount) at the beginning of each policy month in the first ten policy years. The rate per $1,000 that is charged depends upon the issue age of the younger insured, as well as your initial base policy face amount at issue. The rate per $1,000 is lower for initial base policy face amounts of $2,000,000 and higher. The administrative charge is intended, in part, to compensate us for the costs involved in administering the policy.

Cost of insurance charge.  The cost of insurance rates vary depending on a number of factors, including, but not limited to, the individual characteristics of each insured and the policy year. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy divided by $1,000. Our amount at risk (also described in your policy as “net amount at risk”) on any date is the difference between (a) the death benefit that would be payable if the surviving insured died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge. The cost of insurance rates are intended, in part, to compensate us for the cost of providing insurance to you under your policy.

Generally, the cost of insurance rate increases from one policy year to the next. This happens automatically because of the insured persons’ increasing age.

On a guaranteed basis, we deduct between $0.00001 and $83.33 per $1,000 of the amount for which we are at risk under your policy from your policy account value each month (but not beyond the policy anniversary date when the younger insured person is attained age 100). As the amount for which we are at risk at any time is the death benefit (calculated as of that time) minus your policy account value at that time, changes in your policy account value resulting from the performance of your investment options can affect your amount at risk, and as a result, your cost of insurance. Our cost of insurance rates are guaranteed not to exceed the maximum rates specified in your policy. For most insured persons at most ages, our current (non-guaranteed) rates are lower than the maximum rates. However, we have the ability to raise these rates up to the guaranteed maximum at any time, subject to any necessary regulatory approvals.

The guaranteed maximum cost of insurance rates for gender neutral VUL Survivorship policies are based on the 2017 Commissioner’s Standard Ordinary 50% Male, 50% Female Smoker or Nonsmoker Age Nearest Birthday Ultimate Mortality Tables. For all other policies, the guaranteed maximum cost of insurance rates are based on the 2017 Commissioner’s Standard Ordinary Male or Female Smoker or Nonsmoker Age Nearest Birthday Ultimate Mortality Tables.

Our cost of insurance rates will generally be lower (except for gender-neutral policies) if an insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies. In addition, the current (non-guaranteed) rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

You may generally ask us to review the tobacco habits of either or both insured persons in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of change to non-tobacco user rates. However, cost of insurance rates depend on the rating classification of both insured persons even if only one survives at the time of application for change.

The change will be based upon our general underwriting rules in effect at the time of application, and may include criteria with respect to both insured persons or the surviving insured person other than tobacco use status as well as a definition of tobacco use different from that applicable at the time this policy was issued.

Similarly, after the first policy year, you may generally request us to review the rating of either or both insured persons to see if they qualify for a reduction in future cost of insurance rates. Any such change will be based upon our general underwriting rules in effect at the time of application, and may include various criteria.

For more information concerning any ratings changes, please see “Other information” in “Tax information” earlier in this prospectus.

More information about certain policy charges

The change in rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

Both guaranteed and current cost of insurance rates are computed on a joint life basis, even after the death of the first insured person. In other words, the cost of insurance rates are not affected by the death of the first insured to die.

Our cost of insurance rates also depend on how large the face amount is at the time we deduct the charge. Generally, the current (non-guaranteed) cost of insurance rates are lower for face amounts of $2,000,000 and higher. For this purpose, however, we will take into account all face amount decreases, whatever their cause. Therefore, a decrease in face amount may cause your cost of insurance rates to go up.

•  Mortality and expense risk charge.  We will collect a monthly charge for mortality and expense risk. We are committed to fulfilling our obligations under the policy and providing service to you over the lifetime of your policy. Despite the uncertainty of future events, we guarantee that monthly administrative and cost of insurance deductions from your policy account value will never be greater than the maximum amounts shown in your policy. In making this guarantee, we assume the mortality risk that insured persons (as a group) will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefit than we expected to pay in relation to the cost of insurance charges we received. We also assume the expense risks that the cost of issuing and administering policies will be greater than we expected. This charge is designed, in part, to compensate us for taking these risks.

We deduct a monthly charge at an annual rate of 0.80% of the value in your policy’s variable investment options during the first fifteen policy years, and in policy year 16 and thereafter at an annual rate of 0.00% of the value in your policy’s variable investment options. We reserve the right to increase or decrease these charges in the future, although they will never exceed 0.80%, and to impose the charge in all policy years. This charge will be calculated at the beginning of each policy month as a percentage of the amount of the policy account that is then allocated to the variable investment options.

• Loan interest spread.  We charge interest on policy loans but credit you with interest on the amount of the policy account we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit. The maximum loan interest spread is 1%. We deduct this charge on each policy anniversary date, or on loan termination, if earlier. For more information on how this charge is deducted, see “Borrowing from your policy” under “Accessing your money” earlier in this prospectus. As with any loan, the interest we charge on the loans is intended, in part, to compensate us for the time value of the money we are lending and the risk that you will not repay the loan.

Optional rider charges

If you elect the following riders, the following charges, which are designed to offset the cost of their respective riders, are deducted from your policy account value, on the first day of each month of the policy. The costs of each of the riders below are designed, in part, to compensate us for the additional insurance risk we take on in providing each of these riders and the administrative costs involved in administering them:

•  Estate Protector.  If you choose this rider, we deduct an amount from your policy account value each month while the rider is in effect. This amount is between $0.02 and $83.33 per $1,000 of rider death benefit on a guaranteed basis. For some insured persons at some ages, the current monthly charges per $1,000 are lower than the maximum monthly charges per $1,000. However, we have the ability to raise these rates up to the guaranteed maximum at any time, subject to any necessary regulatory approvals.

•  Cash Value Plus Rider.   If you choose this rider, we deduct $0.04 per $1,000 of your initial base policy face amount from your policy account value each month until the earlier of the end of the eighth policy year or termination of the policy or termination of the rider. The charge for this rider does not vary depending upon the specifics of your policy. The current monthly charge for this rider may be lower than the maximum monthly charge of $0.04 per $1,000 of your initial base policy face amount while the rider is in effect and does not change upon a face amount decrease or death benefit option change. You must notify us in writing if you wish to cancel this rider, subject to rider termination rules as discussed in the “Rider Termination” section of “More Information about policy features and benefits” earlier in the prospectus.

•  Adding a living benefits rider.  If you elect the living benefits rider after the policy is issued, we will deduct $100 from your policy account value at the time of the transaction. This fee is designed, in part, to compensate us for the administrative costs involved in processing the request.

•  Exercise of option to receive a terminal illness “living benefit.”  If you elect to receive a terminal illness “living benefit,” we will deduct up to $250 from any living benefit we pay. This fee is designed, in part, to compensate us for the administrative costs involved in processing the request.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

•	Management fees.

•	12b-1 fees.

•	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

•	Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain portfolios available under the contract in turn invest in shares of other portfolios of AXA Premier VIP Trust and EQ Advisors Trust and/or shares of unaffiliated portfolios (collectively, the “underlying portfolios”). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

More information about certain policy charges

Investment Expense Reduction

We will apply an expense reduction in the calculation of the daily unit values of each variable investment option of our separate account (the “Investment Expense Reduction”). The Investment Expense Reduction for each variable investment option will be determined based upon the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio. The Net Total Annual Portfolio Operating Expense is defined as the Total Annual Portfolio Operating Expense after the application of any contractual expense limitation arrangements that are in place for more than one year.

The Investment Expense Reduction for each variable investment option will be initially determined and then annually updated, based upon the Net Total Annual Portfolio Operating Expense of each variable investment option’s corresponding Portfolio either (1) as shown in the annual Portfolio prospectuses dated on or about May 1st of each calendar year, for existing Portfolios which are effective as of that date; or (2) as shown in the initial effective Portfolio prospectuses, for new portfolios that become effective after that date, as applicable. The Investment Expense Reduction will be calculated based upon which of the three ranges (less than 0.80%, 0.80% through 1.15%, or greater than 1.15%) in the table below that the Net Total Annual Portfolio Operating Expense falls into. The ranges and formula amounts shown in the table below will not change while your policy remains in effect.

During the year, the Investment Expense Reduction will be applied daily and will be equal to the daily equivalent of the annual Investment Expense Reduction percentage that is defined in the table below. You should be aware that actual portfolio operating expenses will generally fluctuate daily, so after the application of the Investment Expense Reduction, the resulting expenses you pay may increase or decrease from one day to the next. In addition, the Investment Expense Reduction for each variable investment option is not intended to exceed the portion of the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio applied as of the day each unit value is calculated.

For example, if the Net Total Annual Portfolio Operating Expense of a Portfolio is shown as 0.75% in the applicable Portfolio prospectus, then the annual Investment Expense Reduction would be calculated based upon the row of the table below that is labeled “Less than 0.80%,” and therefore the annual Investment Expense Reduction for the variable investment option investing in that Portfolio would be 0.35% (the greater of 0.15% and the excess of 0.75% over 0.40%). Furthermore, in this example, if the actual Net Total Portfolio Operating Expenses on any given day were below the daily equivalent of 0.35% annually, the Investment Expense Reduction for that day would not exceed the actual Net Total Portfolio Operating Expenses for that day.

If the Net Total Annual Portfolio Operating Expenses (before the Investment Expense Reduction) are:	Then the annual Investment Expense Reduction(**) for that variable investment option will be:
Less than 0.80%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.40%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
0.80% through 1.15%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.80%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
Greater than 1.15%	0.15%

**	Because the expenses contained in the Trust prospectus for each Portfolio reflect annual expenses, the actual expenses incurred may be higher or lower on any given day.

More information about certain policy charges

11. More information about procedures that apply to your policy

This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.

Dates and prices at which policy events occur

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Date of receipt.  Where this prospectus refers to the day when we receive a payment, request, election, notice, transfer or any other transaction request from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

Business day.  Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. We compute unit values for our variable investment options as of the end of each business day.

Payments you make.  The following are reflected in your policy as of the date we receive them in complete and proper form:

•	premium payments received after the policy’s investment start date (discussed below)

•	loan repayments and interest payments

Requests you make. The following transactions occur as of the date we receive your request in complete and proper form:

•	withdrawals

•	face amount decreases that result from a withdrawal

•	surrenders

•	transfers from a variable investment option to the guaranteed interest option

•	transfers among variable investment options

•	termination of paid up death benefit guarantee

•	tax withholding elections

•	changes of allocation percentages for premium payments or monthly deductions
•	changes of owner

•	changes of beneficiary

•	loans

•	assignments

The following transactions occur on your policy’s next monthly anniversary that coincides with or follows the date we approve your request:

•	decreases in face amount

•	changes in death benefit option

•	restoration of terminated policies

•	election of paid up death benefit guarantee

•	termination of any additional benefit riders you have elected

Automatic transfer service.  Transfers pursuant to our automatic transfer service (dollar cost averaging service) occur as of the first day of each policy month. If you request the automatic transfer service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy’s initial Allocation date. If you request this service at any later time, we make the first such transfer as of your policy’s first monthly anniversary that coincides with or follows the date we receive your request.

Asset rebalancing service.  If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy’s Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.

Delay in certain cases.  We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in “Delay of variable investment option proceeds” later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

Prices applicable to policy transactions.  If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day’s close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day’s close.

Effect of death or surrender.  You may not make any surrender or partial withdrawal request after the surviving insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.

Policy issuance

Register date.  When we issue a policy, we assign it a “register date,” which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy’s register date.

More information about procedures that apply to your policy

•

If you submit the full minimum initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for (or on a better risk class than applied for), then the register date will be the later of (a) the date you signed part I, section D of the policy application or (b) the date a medical or paramedical professional signed part II of the policy application.

•

In general, if we do not receive your full minimum initial premium at our Administrative Office before the issue date or, if we issue the policy on a different (less favorable) basis than you applied for, the register date initially will appear on your policy as the date the policy is issued; however, we will move the register date to the date we deliver the policy provided we received your full minimum initial premium. If your policy was delivered on the 29th, 30th or 31st of the month, we will move the register date to the 1st of the following month. In certain circumstances, even if we issue your policy on a less favorable basis, the premium amount you paid may be sufficient to cover your full minimum initial premium. In this event, we will not move the register date to the delivery date. These procedures are designed to ensure that premiums and charges will commence on the same date as your insurance coverage. We will determine the interest rate applicable to the guaranteed interest option based on the register date. This rate will be applied to funds allocated to the guaranteed interest option as of the date we receive the full minimum initial premium at our Administrative Office.

•	For Section 1035 exchanges:

•

If you submit the full initial premium to your financial professional at the time you sign the application, and we issue the policy as it was applied for, then the register date will be the later of (a), the date you signed part I, section D of the policy application, or (b) the date a medical professional signed part II of the policy application.

•

If we do not receive your full initial premium payment at our Administrative Office before the issue date, or we issue the policy on a different (less favorable) basis than you applied for, the register date will be:

•	For Internal 1035 exchanges — your original policy will be surrendered as of the date the new policy is approved by the underwriter, and the register date of the new policy will be the same date.

•

For External 1035 exchanges — the date we receive the 1035 exchange check from the external carrier, provided it meets the minimum initial premium requirement, otherwise the register date will be the date we deliver the policy to you provided we received your full minimum initial premium. If we received your full minimum initial premium or your policy was delivered on the 29th, 30th, or 31st of the month, we will move the register date to the 28th of the month.

We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policy owners to delay a register date (up to three months) in employer-sponsored cases.

Investment start date.  This is the business day your investment first begins to earn a return for you. Generally, this is the later of: (1) the business day we receive the full minimum initial premium at our Administrative Office; and (2) the register date of your policy. Before this date, your initial premium will be held in a non-interest bearing account.

Commencement of insurance coverage.  You must give the full minimum initial premium to your financial professional on or before the day the policy and all amendments are delivered to you. No insurance under your policy will take effect unless (1) both insureds are still living at the time such payment and all delivery requirements are completed and (2) the information in the application continues to be true and complete, without material change, as of the date the policy and all amendments are delivered to you and all delivery requirements have been completed and the full minimum initial premium is paid. If you submit the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured persons. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.

Non-issuance.  If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

Age; age at issue.  Unless the context in this prospectus requires otherwise, we consider an insured person’s “age” during any year of the policy to be his or her age on his or her birthday nearest to the beginning of the policy year. For example, an insured person’s age for the entire first year of a policy (“age at issue”) is that person’s age on whichever birthday (i.e., before or after) is closer to the policy’s register date.

Ways to make premium and loan payments

Checks and money orders.  Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to “AXA Equitable Life Insurance Company.”

We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier’s check payable directly to AXA Equitable, although we must report such “cash equivalent” payments to the Internal Revenue Service under certain circumstances. Cash and travelers’ checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than AXA Equitable and endorsed over to AXA Equitable only (1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.

More information about procedures that apply to your policy

Assigning your policy

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS issued regulations in both 2002 and 2003 concerning split-dollar arrangements, including policies subject to collateral assignments. The regulations provide both new and interim guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under “Split-dollar and other employee benefit programs” and “Estate, gift, and generation-skipping taxes” in the “Tax information” section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.

Requirements for surrender requests

Your surrender request must include the policy number, your name, your taxpayer identification number, the names of the insured persons, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms, or provide a representation that your policy is not being exchanged for another life or annuity contract.

Gender-neutral policies

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of VUL Survivorship in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for VUL Survivorship policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific VUL Survivorship policy.

Future policy exchanges

We may at some future time, under certain circumstances and subject to applicable law, allow the current owner of this policy to exchange it for a survivorship universal life policy we are then offering. The exchange may or may not be advantageous to you, based on all of the circumstances, including a comparison of contractual terms and conditions and charges and deductions. We will provide additional information upon request at such time as exchanges may be permitted.

Broker transaction authority

After your policy has been issued, we may accept transfer requests and changes to your premium allocation instructions or fund transfers by telephone, mail, facsimile or electronically, and requests for our automatic transfer service or asset rebalancing service in writing, by mail or facsimile, from your financial professional, provided that we have your prior written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity. AXA Equitable may terminate any such authorization at any time without prior notice.

More information about procedures that apply to your policy

12. More information about other matters

About our general account

This policy is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a policy’s account value or any guaranteed benefits with which the policy was issued. AXA Equitable is solely responsible to the policy owner for the policy’s account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the policy are supported by AXA Equitable’s general account and are subject to AXA Equitable’s claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular policy or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the New York State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the policies in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The policy is a “covered security” under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.

Transfers of your policy account value

Transfers not implemented.  If a request cannot be fully administered, only the part that is in good order will be processed. Any part of the request that cannot be processed will be denied and an explanation will be provided to you. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the automatic transfer service will terminate immediately if: (1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; (3) we receive notice of the surviving insured person’s death; or (4) you have elected the paid up death benefit guarantee. Similarly, the asset rebalancing service will terminate if either (2), (3) or (4) occurs.

Disruptive transfer activity.  You should note that the policy is not designed for professional “market timing” organizations, or other organizations or individuals engaging in a market timing strategy. The policy is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer’s investment. This can happen when it is not advantageous to sell any securities, so the portfolio’s performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of

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market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all policy owners.

We offer investment options with underlying portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (together, the “affiliated trusts”), as well as investment options with underlying portfolios of outside trusts with which AXA Equitable has entered participation agreements (the “unaffiliated trusts” and, collectively with the affiliated trusts, the “trusts”). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio’s net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us policy owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a policy is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the policy owner explaining that AXA Equitable has a policy against disruptive transfer activity and that if such activity continues, certain transfer privileges may be eliminated. If and when the policy owner is identified a second time as engaged in potentially disruptive transfer activity under the policy, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected policy. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all policy owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our policy owners, we will work with the unaffiliated trust to review policy owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by policy owners. As of the date of this prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the policy owner.

Policy owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, policy owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some policy owners may be treated differently than others, resulting in the risk that some policy owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

Telephone and Internet requests

If you are a properly authorized person, you may make transfers between investment options over the Internet as described earlier in this prospectus in “How to make transfers” under “Transferring your money among our investment options.”

Also, you may make the following additional types of requests by calling the number under “By Phone:” in “How to reach us” from a touch-tone phone, if the policy is individually owned and you are the owner, or through axa.com or us.axa.com for those outside the U.S., if you are the individual owner:

•	changes of premium allocation percentages

•	changes of address

•	request forms and statements

•	to request a policy loan (loan requests cannot be made online by corporate policy owners)

•	enroll for electronic delivery and view statements/documents online

•	to pay your premium or make a loan repayment

For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine.

If you wish to enroll through axa.com or us.axa.com for those outside the U.S., you must first agree to the terms and conditions set forth in our axa.com or us.axa.com for those outside the U.S., Online Services Agreement which you can find at our website. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any transactions. We will assume that all instructions received through axa.com or us.axa.com for those outside the U.S., are given by you; however, we reserve the right to refuse to process any transaction and/or block access to axa.com or us.axa.com for those outside the U.S., if we have reason to believe the instructions given are unauthorized.

If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of “Disruptive transfer activity” above).

Any telephone, Internet or fax transaction request that is not completed by the close of a business day (which is usually 4:00 p.m.

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Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transaction request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.

Cybersecurity

We rely heavily on interconnected computer systems and digital data to conduct our variable life insurance product business. Because our variable life insurance product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Such systems failures and cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your policy account value. For instance, systems failures and cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate your policy account value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose policy account value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your policy due to cyber-attacks or information security breaches in the future, we take reasonable steps to mitigate these risks and secure our systems from such failures and attacks.

Suicide and certain misstatements

If a surviving insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit (and certain rider benefits), as described in the policy (or rider).

When we pay policy proceeds

General.  We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items.

Clearance of checks.  We reserve the right to defer payment of that portion of your policy account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of guaranteed interest option proceeds.  We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 2% per year from the date we receive your request.

Delay of variable investment option proceeds.  We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy account value; or (c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

Delay to challenge coverage.  We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If an insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.

Changes we can make

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

•	combine two or more variable investment options or withdraw assets relating to VUL Survivorship from one investment option and put them into another;

•	end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

•	operate Separate Account FP under the direction of a “committee” or discharge such a committee at any time;

•	restrict or eliminate any voting rights or privileges of policy owners (or other persons) that affect Separate Account FP;

•

operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee. We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the

More information about other matters

extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. Subject to all applicable legal requirements, we also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, policy account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with all applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.

Reports we will send you

Shortly after the end of each year of your policy, we will send you a report that includes information about your policy’s current death benefit, policy account value, cash surrender value (i.e., policy account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) if there are any errors.

Distribution of the policies

The policies are distributed by both AXA Advisors, LLC (“AXA Advisors”) and AXA Distributors, LLC (“AXA Distributors”) (together, the “Distributors”). The Distributors serve as principal underwriters of Separate Account FP. The offering of the policies is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Equitable Holdings, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The policies are sold by financial professionals of AXA Advisors and its affiliates. The policies are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with AXA Distributors (“Selling broker-dealers”).

AXA Equitable pays compensation to both Distributors based on policies sold. AXA Equitable may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its policies, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the prospectus are imposed as separate fees or charges under your policy. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the policy and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the policy, see “Risk/benefit summary: Charges and expenses you will pay” and “More information about certain policy charges” earlier in this prospectus.

As used below, the “target premium” is actuarially determined for each policy, based on that policy’s specific characteristics, as well as the policy’s face amount and Distributor, among other factors.

AXA Advisors Compensation.  AXA Equitable pays compensation to AXA Advisors based on premium payments made on the policies sold through AXA Advisors (“premium-based compensation”). The premium-based compensation will generally not exceed 99% of the premiums you pay up to one target premium in your policy’s first year; plus 8.5% of all other premiums you pay in your policy’s first year; plus 7% of all other premiums you pay in policy years two through five; plus 5% of all other premiums you pay in policy years six through ten, and 3.3% thereafter. AXA Advisors, in turn, may pay a portion of the premium-based compensation received from AXA Equitable to the AXA Advisors financial professional and/or the Selling broker-dealer making the sale. The compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers. AXA Advisors also pays a portion of the compensation it receives to its managerial personnel. When a policy is sold by a Selling broker-dealer, the Selling broker-dealer, not AXA Advisors, determines the amount and type of compensation paid to the Selling broker-dealer’s financial professional for the sale of the policy. Therefore, you should contract your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below.

AXA Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their policy.

AXA Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. AXA Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. AXA Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both AXA Equitable policies and policies offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

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Differential compensation.  In an effort to promote the sale of AXA Equitable products, AXA Advisors may pay its financial professionals and managerial personnel a greater percentage of premium-based compensation and/or asset-based compensation for the sale of an AXA Equitable policy than it pays for the sale of a policy or other financial product issued by a company other than AXA Equitable. AXA Advisors may pay higher compensation on certain products in a class than others based on a group or sponsored arrangement, or between older and newer versions or series of the same policy. This practice is known as providing “differential compensation.” Differential compensation may involve other forms of compensation to AXA Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve AXA Equitable policies. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of AXA Equitable policies than products issued by other companies. Other forms of compensation provided to its financial professionals and/or managerial personnel include health and retirement benefits, expense reimbursements, marketing allowances and premium-based payments, known as “overrides.” For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of AXA Equitable policies and products sponsored by affiliates.

The fact that AXA Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend an AXA Equitable policy over a policy or other financial product issued by a company not affiliated with AXA Equitable. However, under applicable rules of FINRA and other federal and state regulatory authorities, AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you and, for certain accounts depending on applicable rules, that are in your best interest, based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

AXA Distributors Compensation.  AXA Equitable pays premium-based compensation to AXA Distributors. Premium-based compensation is paid based on AXA Equitable policies sold through AXA Distributor’s Selling broker-dealers. Premium-based compensation will generally not exceed 135% of the premiums you pay up to one target premium in your policy’s first year; plus 5% of all other premiums you pay in your policy’s first year; plus 4% of all other premiums you pay in policy years two through ten, and 2.8% thereafter. AXA Distributors, in turn, pays the premium-based compensation it receives to the Selling broker-dealer making the sale. The compensation paid by AXA Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not AXA Distributors, determines the amount and type of compensation paid to the Selling broker-dealer’s financial professional for the sale of the policy. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

These payments above also include compensation to cover operating expenses and marketing services under the terms of AXA Equitable’s distribution agreements with AXA Distributors.

Additional payments by AXA Distributors to Selling broker dealers.   AXA Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. AXA Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the policy owner. Payments may be based on ongoing sales, on the aggregate account value attributable to policies sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, AXA Distributors increases the marketing allowance as certain sales thresholds are met. AXA Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, AXA Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). AXA Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain AXA Equitable policies exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable policies over policies and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2018) received additional payments. These additional payments ranged from $536.67 to $6,370,912.47. AXA Equitable and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of AXA Equitable policies over policies and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corp.

Allstate Financial Services, LLC

American Portfolios Financial Services

Ameriprise Financial Services

BBVA Securities, Inc.

Cambridge Investment Research

Capital Investment Group

Centaurus Financial, Inc.

CETERA Financial Group

Citigroup Global Markets, Inc.

Citizens Investment Services

Commonwealth Financial Network

More information about other matters

Community America Financial Solution

CUNA Brokerage Services

CUSO Financial Services, L.P.

DPL Financial Partners

Equity Services Inc.

Farmer’s Financial Solution

Geneos Wealth Management

Gradient Securities, LLC

H. Beck, Inc.

H.D. Vest Investment Securities, Inc.

Huntleigh Securities Corp.

Independent Financial Group, LLC

Infinex Investments Inc.

Investment Professionals, Inc.

Janney Montgomery Scott LLC

Kestra Investment Services, LLC

Key Investment Services LLC

Ladenburg Thalmann Advisor Network, LLC

Lincoln Financial Advisors Corp.

Lincoln Financial Securities Corp.

Lincoln Investment Planning

Lion Street Financial

LPL Network

Lucia Securities, LLC

MML Investors Services, LLC

Morgan Stanley Smith Barney

Mutual of Omaha Investment Services, Inc.

Park Avenue Securities, LLC

PlanMember Securities Corp.

PNC Investments

Primerica Financial Services, Inc.

Prospera Financial Services

Questar Capital Corporation

Raymond James

RBC Capital Markets Corporation

Robert W Baird & Company

Santander Securities Corp.

SIGMA Financial Corporation

Signator Investors, Inc.

The Advisor Group (AIG)

U.S. Bank Center

UBS Financial Services, Inc.

Valmark Securities, Inc.

Voya Financial Advisors, Inc.

Wells Fargo

Legal proceedings

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policy owner’s interest in Separate Account FP, nor would any of these proceedings be likely to have a material adverse effect on Separate Account FP, our ability to meet our obligations under the policies, or the distribution of the policies.

More information about other matters

13. Financial statements of Separate Account FP and AXA Equitable

The financial statements of Separate Account FP, as well as the consolidated financial statements of AXA Equitable, are in the Statement of Additional Information (“SAI”).

The financial statements of AXA Equitable have relevance for the policies only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) and requesting to speak with a customer service representative.

Financial statements of Separate Account FP and AXA Equitable

14. Personalized illustrations

Illustrations of policy benefits

Hypothetical and personalized illustrations.  Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of the hypothetical insured persons as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured persons under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) both insured persons’ characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

Different kinds of illustrations.  Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2018 (or expected to be incurred in 2019, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses the straight average of all of the available underlying portfolios’ investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses based upon the aggregate assets in the Portfolios at the end of 2018. You may request a weighted illustration that computes the average of investment management fees and expenses of all portfolios. If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios. A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. A historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance. You may also request a personalized illustration of the guaranteed interest option.

The effect of the expense limitation arrangements.  The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements the values in the personalized illustrations would be lower.

Appendix I to this prospectus contains an arithmetic hypothetical illustration.

Personalized illustrations

Appendix I: Hypothetical illustrations

ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES AND ACCUMULATED PREMIUMS

The following tables illustrate the changes in death benefit, account value and net cash surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age of each insured, premium payment schedule and face amount under death benefit option A or death benefit option B. The tables assume annual Planned Periodic Premiums that are paid at the beginning of each policy year for insured persons who are a male in the preferred plus, non-tobacco user underwriting risk class who is age 55 when the policy is issued and a female in the preferred plus, non-tobacco user underwriting risk class who is age 50 when the policy is issued. The amounts shown are for the end of each policy year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e. before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. AXA Equitable is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be (1.11)%, 4.83% and 10.76%. These net annual rates of return do not reflect the mortality and expense risk charge or other charges we deduct from your policy’s value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses.

Tables are provided for each of the two death benefit options. The tables headed “Using Current Charges” assume that the current rates for the following charges are deducted by AXA Equitable in each year illustrated: premium charge, administrative charge, cost of insurance charge, mortality and expense risk charge (including AXA Equitable’s currently planned reduction in the policy’s mortality and expense risk charge after the 15th policy year). The tables headed “Using Guaranteed Charges” are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) no optional rider benefits have been elected, (ii) no loans or withdrawals are made, (iii) no changes in coverage are requested and (iv) no change in the death benefit option is requested.

With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in the tables reflect (1) investment management fees equivalent to an effective annual rate of 0.56%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.55%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.

The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under “Illustrations of policy benefits” in “Personalized illustrations” earlier in this prospectus.

Appendix I: Hypothetical illustrations

Survivorship Incentive Life Legacy

$4,000,000 Face Amount

Male, Issue Age 55, Preferred Plus Non-Tobacco User Underwriting Risk Class

Female, Issue Age 50, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option A

Initial Annual Planned Periodic Premium: $28,430*

Using Current Charges

Using Cash Value Accumulation Test

		Death Benefit			Account Value			Net Cash Surrender Value

End of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross
1	$29,852	$4,000,000	$4,000,000	$4,000,000	$21,383	$22,789	$24,194	$0	$0	$0
2	$61,196	$4,000,000	$4,000,000	$4,000,000	$42,419	$46,553	$50,851	$14,881	$19,015	$23,313
3	$94,107	$4,000,000	$4,000,000	$4,000,000	$62,913	$71,129	$80,009	$35,375	$43,591	$52,471
4	$128,664	$4,000,000	$4,000,000	$4,000,000	$82,919	$96,597	$111,971	$55,381	$69,060	$84,433
5	$164,948	$4,000,000	$4,000,000	$4,000,000	$102,552	$123,107	$147,134	$75,014	$95,569	$119,596
6	$203,047	$4,000,000	$4,000,000	$4,000,000	$121,801	$150,684	$185,808	$94,263	$123,146	$158,270
7	$243,051	$4,000,000	$4,000,000	$4,000,000	$140,677	$179,380	$228,355	$116,199	$154,902	$203,877
8	$285,055	$4,000,000	$4,000,000	$4,000,000	$159,183	$209,240	$275,166	$137,764	$187,822	$253,748
9	$329,159	$4,000,000	$4,000,000	$4,000,000	$177,312	$240,301	$326,663	$158,953	$221,942	$308,305
10	$375,469	$4,000,000	$4,000,000	$4,000,000	$195,079	$272,623	$383,334	$179,780	$257,324	$368,035
15	$644,152	$4,000,000	$4,000,000	$4,000,000	$298,874	$478,549	$791,855	$298,874	$478,549	$791,855
20	$987,068	$4,000,000	$4,000,000	$4,000,000	$407,548	$760,525	$1,515,581	$407,548	$760,525	$1,515,581
25	$1,424,725	$4,000,000	$4,000,000	$4,538,917	$491,527	$1,104,014	$2,729,355	$491,527	$1,104,014	$2,729,355
30	$1,983,299	$4,000,000	$4,000,000	$6,913,581	$497,360	$1,482,997	$4,728,852	$497,360	$1,482,997	$4,728,852
35	$2,696,197	$4,000,000	$4,000,000	$10,517,904	$337,224	$1,863,454	$7,962,078	$337,224	$1,863,454	$7,962,078
40	$3,606,054	**	$4,000,000	$16,005,345	**	$2,175,332	$13,076,262	**	$2,175,332	$13,076,262
45	$4,767,289	**	$4,000,000	$24,134,425	**	$2,352,603	$21,151,994	**	$2,352,603	$21,151,994
50	$6,249,352	**	$4,000,000	$35,656,638	**	$2,119,998	$34,450,858	**	$2,119,998	$34,450,858
*

The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix I: Hypothetical illustrations

Survivorship Incentive Life Legacy

$4,000,000 Face Amount

Male, Issue Age 55, Preferred Plus Non-Tobacco User Underwriting Risk Class

Female, Issue Age 50, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option A

Initial Annual Planned Periodic Premium: $28,430*

Using Guaranteed Charges

Using Cash Value Accumulation Test

		Death Benefit			Account Value			Net Cash Surrender Value

End of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross
1	$29,852	$4,000,000	$4,000,000	$4,000,000	$20,824	$22,196	$23,568	$0	$0	$0
2	$61,196	$4,000,000	$4,000,000	$4,000,000	$41,274	$45,305	$49,497	$13,736	$17,767	$21,959
3	$94,107	$4,000,000	$4,000,000	$4,000,000	$61,192	$69,199	$77,853	$33,654	$41,661	$50,315
4	$128,664	$4,000,000	$4,000,000	$4,000,000	$80,538	$93,859	$108,833	$53,000	$66,321	$81,295
5	$164,948	$4,000,000	$4,000,000	$4,000,000	$99,263	$119,260	$142,641	$71,725	$91,722	$115,103
6	$203,047	$4,000,000	$4,000,000	$4,000,000	$117,302	$145,357	$179,492	$89,764	$117,819	$151,954
7	$243,051	$4,000,000	$4,000,000	$4,000,000	$134,563	$172,077	$219,591	$110,085	$147,598	$195,112
8	$285,055	$4,000,000	$4,000,000	$4,000,000	$150,933	$199,320	$263,145	$129,515	$177,901	$241,726
9	$329,159	$4,000,000	$4,000,000	$4,000,000	$166,284	$226,968	$310,371	$147,926	$208,609	$292,012
10	$375,469	$4,000,000	$4,000,000	$4,000,000	$180,487	$254,897	$361,510	$165,188	$239,598	$346,211
15	$644,152	$4,000,000	$4,000,000	$4,000,000	$248,223	$415,667	$712,085	$248,223	$415,667	$712,085
20	$987,068	$4,000,000	$4,000,000	$4,000,000	$250,697	$551,226	$1,223,074	$250,697	$551,226	$1,223,074
25	$1,424,725	$4,000,000	$4,000,000	$4,000,000	$114,391	$580,840	$1,960,259	$114,391	$580,840	$1,960,259
30	$1,983,299	**	$4,000,000	$4,487,254	**	$310,185	$3,069,257	**	$310,185	$3,069,257
35	$2,696,197	**	**	$6,138,676	**	**	$4,646,992	**	**	$4,646,992
40	$3,606,054	**	**	$8,310,381	**	**	$6,789,527	**	**	$6,789,527
45	$4,767,289	**	**	$11,213,191	**	**	$9,827,511	**	**	$9,827,511
50	$6,249,352	**	**	$15,190,539	**	**	$14,676,849	**	**	$14,676,849
*

The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix I: Hypothetical illustrations

Survivorship Incentive Life Legacy

$4,000,000 Face Amount

Male, Issue Age 55, Preferred Plus Non-Tobacco User Underwriting Risk Class

Female, Issue Age 50, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option B

Initial Annual Planned Periodic Premium: $28,430*

Using Current Charges

Using Cash Value Accumulation Test

		Death Benefit			Account Value			Net Cash Surrender Value

End of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross
1	$29,852	$4,021,383	$4,022,788	$4,024,194	$21,383	$22,788	$24,194	$0	$0	$0
2	$61,196	$4,042,416	$4,046,550	$4,050,848	$42,416	$46,550	$50,848	$14,878	$19,012	$23,310
3	$94,107	$4,062,904	$4,071,118	$4,079,997	$62,904	$71,118	$79,997	$35,366	$43,581	$52,459
4	$128,664	$4,082,898	$4,096,572	$4,111,941	$82,898	$96,572	$111,941	$55,360	$69,034	$84,403
5	$164,948	$4,102,515	$4,123,061	$4,147,079	$102,515	$123,061	$147,079	$74,977	$95,523	$119,541
6	$203,047	$4,121,743	$4,150,611	$4,185,715	$121,743	$150,611	$185,715	$94,205	$123,073	$158,177
7	$243,051	$4,140,594	$4,179,270	$4,228,210	$140,594	$179,270	$228,210	$116,116	$154,792	$203,731
8	$285,055	$4,159,069	$4,209,083	$4,274,950	$159,069	$209,083	$274,950	$137,650	$187,664	$253,532
9	$329,159	$4,177,160	$4,240,083	$4,326,352	$177,160	$240,083	$326,352	$158,801	$221,724	$307,994
10	$375,469	$4,194,882	$4,272,330	$4,382,900	$194,882	$272,330	$382,900	$179,583	$257,031	$367,601
15	$644,152	$4,298,297	$4,477,522	$4,790,007	$298,297	$477,522	$790,007	$298,297	$477,522	$790,007
20	$987,068	$4,405,880	$4,757,041	$5,508,029	$405,880	$757,041	$1,508,029	$405,880	$757,041	$1,508,029
25	$1,424,725	$4,485,734	$5,089,903	$6,693,382	$485,734	$1,089,903	$2,693,382	$485,734	$1,089,903	$2,693,382
30	$1,983,299	$4,476,070	$5,419,104	$8,586,708	$476,070	$1,419,104	$4,586,708	$476,070	$1,419,104	$4,586,708
35	$2,696,197	$4,283,064	$5,632,975	$11,552,516	$283,064	$1,632,975	$7,552,516	$283,064	$1,632,975	$7,552,516
40	$3,606,054	**	$5,483,620	$16,084,214	**	$1,483,620	$12,084,214	**	$1,483,620	$12,084,214
45	$4,767,289	**	$4,657,165	$23,020,577	**	$657,165	$19,020,577	**	$657,165	$19,020,577
50	$6,249,352	**	**	$33,504,828	**	**	$29,504,828	**	**	$29,504,828
*

The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts and frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix I: Hypothetical illustrations

Survivorship Incentive Life Legacy

$4,000,000 Face Amount

Male, Issue Age 55, Preferred Plus Non-Tobacco User Underwriting Risk Class

Female, Issue Age 50, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option B

Initial Annual Planned Periodic Premium: $28,430*

Using Guaranteed Charges

Using Cash Value Accumulation Test

		Death Benefit			Account Value			Net Cash Surrender Value

End of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross
1	$29,852	$4,020,823	$4,022,195	$4,023,567	$20,823	$22,195	$23,567	$0	$0	$0
2	$61,196	$4,041,271	$4,045,302	$4,049,494	$41,271	$45,302	$49,494	$13,733	$17,764	$21,956
3	$94,107	$4,061,183	$4,069,188	$4,077,841	$61,183	$69,188	$77,841	$33,645	$41,650	$50,303
4	$128,664	$4,080,516	$4,093,833	$4,108,801	$80,516	$93,833	$108,801	$52,978	$66,295	$81,263
5	$164,948	$4,099,216	$4,119,202	$4,142,571	$99,216	$119,202	$142,571	$71,678	$91,664	$115,033
6	$203,047	$4,117,214	$4,145,246	$4,179,352	$117,214	$145,246	$179,352	$89,676	$117,708	$151,814
7	$243,051	$4,134,412	$4,171,878	$4,219,332	$134,412	$171,878	$219,332	$109,934	$147,400	$194,853
8	$285,055	$4,150,687	$4,198,985	$4,262,691	$150,687	$198,985	$262,691	$129,269	$177,567	$241,273
9	$329,159	$4,165,901	$4,226,427	$4,309,610	$165,901	$226,427	$309,610	$147,542	$208,068	$291,251
10	$375,469	$4,179,912	$4,254,055	$4,360,279	$179,912	$254,055	$360,279	$164,613	$238,756	$344,980
15	$644,152	$4,245,239	$4,410,418	$4,702,745	$245,239	$410,418	$702,745	$245,239	$410,418	$702,745
20	$987,068	$4,240,773	$4,529,442	$5,174,410	$240,773	$529,442	$1,174,410	$240,773	$529,442	$1,174,410
25	$1,424,725	$4,092,521	$4,511,591	$5,751,900	$92,521	$511,591	$1,751,900	$92,521	$511,591	$1,751,900
30	$1,983,299	**	$4,148,527	$6,298,619	**	$148,527	$2,298,619	**	$148,527	$2,298,619
35	$2,696,197	**	**	$6,472,163	**	**	$2,472,163	**	**	$2,472,163
40	$3,606,054	**	**	$5,658,087	**	**	$1,658,087	**	**	$1,658,087
45	$4,767,289	**	**	**	**	**	**	**	**	**
50	$6,249,352	**	**	**	**	**	**	**	**	**
*

The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts and frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix I: Hypothetical illustrations

Appendix II: Policy variations

This Appendix reflects policy variations that differ from what is described in this prospectus but may have been in effect at the time your policy was issued. If you purchased your policy during the “Approximate Time Period” below, the noted variation may apply to you. Your policy may have been available in your state past the approximate end date indicated below. For more information about your particular features, charges and options available under your policy based upon when you purchased it, please contact your financial professional and/or refer to your policy.

Approximate Time Period	Feature/Benefit	Variation

[2019] to present	Guaranteed interest option (“GIO”) limitation	AXA Equitable will not exercise its right to limit the amounts that may be allocated and or transferred to or from the guaranteed interest option (“policy guaranteed interest option limitation”). All references to the policy guaranteed interest option limitation in this prospectus, and/or in your policy and/or in the endorsements to your policy, are not applicable.

II-1

Appendix II: Policy variations

Requesting more information

The Statement of Additional Information (“SAI”), dated            2019, is incorporated into this prospectus by reference and is available upon request free of charge by calling our toll free number at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) and requesting to speak with a customer service representative. You may also request one by writing to our operations center at P.O. Box 1047, Charlotte, NC 28201-1047. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations by calling our toll free number at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.), or asking your financial professional.

You may visit the SEC’s website at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC’s Public Reference Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC’s Public Reference Section, at 100 F Street, N.E., Washington, D.C. 20549. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-551-8090.

SEC File Number: 811-04335

Statement of additional information

Table of contents

Page

Who is AXA Equitable?	2

Ways we pay policy proceeds	2

Distribution of the policies	2

Underwriting a policy	2

Insurance regulation that applies to AXA Equitable	2

Custodian	2

Independent registered public accounting firm	2

Financial statements	2

#690223

VUL Survivorship

Flexible premium “second to die” variable life insurance policy issued by AXA Equitable Life Insurance Company with variable investment options offered under AXA Equitable’s Separate Account FP.

Statement of Additional Information dated             , 2019

This Statement of Additional Information (“SAI”) is not a prospectus. It should be read in conjunction with the related VUL Survivorship prospectus, dated             , 2019. The prospectus provides detailed information concerning the policies and the variable investment options, as well as the guaranteed interest option, that fund the policies. Each variable investment option is a subaccount of AXA Equitable’s Separate Account FP. Separate Account FP’s predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into AXA Equitable, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor. The guaranteed interest option is part of AXA Equitable’s general account. Definitions of special terms used in the SAI are found in the prospectus.

A copy of each prospectus is available free of charge by writing the Administrative office (P.O. Box 1047, Charlotte, North Carolina 28201-1047), by calling 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) or by contacting your financial professional.

Table of Contents

Who is AXA Equitable?	2

Ways we pay policy proceeds	2

Distribution of the policies	2

Underwriting a policy	2

Insurance regulation that applies to AXA Equitable	2

Custodian	2

Independent registered public accounting firm	2

Financial statements	2

Copyright 2019 AXA Equitable Life Insurance Company, New York, New York 10104.

All rights reserved.

#690223

Who is AXA Equitable?

We are AXA Equitable Life Insurance Company (“AXA Equitable”) a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Equitable Holdings, Inc. No company other than AXA Equitable has any legal responsibility to pay amounts that AXA Equitable owes under the policies. AXA Equitable is solely responsible for paying all amounts owed to you under your policy.

Ways we pay policy proceeds

The payee for death benefit or other policy proceeds (e.g., upon surrenders) may name a successor to receive any amounts that we still owe following the payee’s death. Otherwise, we will pay any such amounts to the payee’s estate.

We must approve any payment arrangements that involve a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect.

Distribution of the policies

AXA Advisors distributes these policies pursuant to a selling agreement, dated as of May 1, 1994, as amended, between AXA Advisors and AXA Equitable. For each of the years 2018, 2017 and 2016, AXA Advisors was paid an administrative services fee of $0, $0, and $0, respectively. AXA Equitable paid AXA Advisors as the distributors of certain policies, including these policies, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account FP, $525,064,725 in 2018, $521,468,953 in 2017 and $542,160,541 in 2016. Of these amounts, for each of these three years, AXA Advisors retained $242,921,348, $267,653,575 and $281,641,950, respectively.

Under a distribution agreement between AXA Distributors and AXA Equitable and certain of AXA Equitable’s separate accounts, including Separate Account FP, AXA Equitable paid AXA Distributors, (or EDI, as applicable) as the distributor of certain policies, including these policies, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account FP, $466,293,494 in 2018, $480,771,028 in 2017 and $507,645,857 in 2016. Of these amounts, for each of these three years, AXA Distributors (or EDI, as applicable) retained $0, $0 and $7,262,699, respectively.

Underwriting a policy

The underwriting of a policy determines: (1) whether the policy application will be approved or disapproved; and (2) into what premium class each insured should be placed. Risk factors that are considered for these determinations are: (i) each insured’s age; (ii) whether one or both of the insureds use tobacco or not; and (iii) the admitted medical history of each insured. Many other factors make up the overall evaluation of each individual’s assessment for insurance, but all of these items are determined through the questions asked during the application process.

We base guaranteed cost of insurance rates under the policy on the 2017 Commissioner’s Standard Ordinary Mortality Tables.

Insurance regulation that applies to AXA Equitable

We are regulated and supervised by the New York State Department of Financial Services. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.

Custodian

AXA Equitable is the custodian for shares of the Trusts owned by Separate Account FP. AXA Equitable’s principal offices are located at 1290 Avenue of the Americas, New York, NY 10104.

Independent registered public accounting firm

The financial statements of the Separate Account at December 31, 2018 and for each of the two years in the period ended December 31, 2018, and the consolidated financial statements and financial statement schedules of AXA Equitable at December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 included in this SAI have been so included in reliance on the reports of                     an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                    provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable’s Form 10-K.                     address is 300 Madison Avenue, New York, New York 10017.

Financial statements

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the policies.

2

                                    PART C

                               OTHER INFORMATION

Item 26. Exhibits

(a)   Board of Directors Resolutions.

      (1)        Certified resolutions re Authority to Market Variable Life
                 Insurance and Establish Separate Accounts, incorporated herein by reference to Exhibit No. 1-A(1)(a)(i) to Registration
                 Statement on Form S-6, (File No. 333-17641), filed on
                 December 11, 1996.

(b)   Custodian Agreements. Inapplicable.

(c)   Underwriting Contracts.

      (c)(i)     Broker-Dealer and General Agent Sales Agreement, incorporated herein by reference to Exhibit No. 1-A(3)(b) to Registration
                 Statement on Form S-6, (File No. 333-17641), filed on
                 December 11, 1996.

      (c)(i)(a)  Broker-Dealer and General Agent Sales Agreement dated as of
                 March 15, 2016 between AXA Distributors, LLC, AXA Advisors,
                 LLC and AXA Network, LLC, incorporated herein by reference to
                 Registration Statement on Form N-4 (File No. 2-30070) filed on
                 April 16, 2019.

      (c)(i)(b)  Life Product Amendment to Broker-Dealer and General Agent
                 Sales Agreement AMENDMENT, dated as of March 15, 2016, (such date, following execution and delivery by all parties, to be the "Effective Date"), by and among AXA Distributors, LLC
                 ("Distributor"), AXA Advisors, LLC ("Broker-Dealer") and AXA
                 Network, LLC ("General Agent"), incorporated herein by
                 reference to the Registration Statement on Form N-6 (File
                 No. 333-103199) filed on April 19, 2019.

      (c)(ii)    Distribution and Servicing Agreement dated as of May 1, 1994, among Equico Securities, Inc.(now AXA Advisors, LLC),
                 Equitable and Equitable Variable incorporated herein by
                 reference to Exhibit No. 1-A(8) to Registration Statement on
                 Form S-6, (File No. 333-17641), filed on December 11, 1996.

      (c)(iii)   Distribution Agreement dated January 1, 2000, for services by
                 The Equitable Life Assurance Society of the United States to
                 AXA Network, LLC and its subsidiaries incorporated herein by reference to Exhibit No. 1-A(10)(c) to Registration Statement
                 on Form S-6, (File No. 333-17641), filed on April 19, 2001.

      (c)(iv)    Transition Agreement dated January 1, 2000, for services by
                 AXA Network, LLC and its subsidiaries to The Equitable Life
                 Assurance Society of the United States incorporated herein by reference to Exhibit No. 1-A(10)(d) to Registration Statement
                 on Form S-6, (File No. 333-17641), filed on April 19, 2001.

      (c)(v)     Distribution Agreement, dated as of January 1, 1998 by and between The Equitable Life Assurance Society of the United
                 States for itself and as depositor on behalf of the Equitable
                 Life separate accounts and Equitable Distributors, Inc.,
                 incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-64749) filed on August 5, 2011.

      (c)(v)(i)  First Amendment dated as of January 1, 2001 to the
                 Distribution Agreement dated as of January 1, 1998 between The
                 Equitable Life Assurance Society of the United States for
                 itself and as depositor on behalf of the Equitable Life
                 separate accounts and Equitable Distributors, Inc.,
                 incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-127445) filed on August 11,
                 2005.

      (c)(v)(ii) Second Amendment dated as of January 1, 2012 to the
                 Distribution Agreement dated as of January 1, 1998 between AXA
                 Equitable Life Insurance Company and AXA Distributors, LLC,
                 incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

      (c)(v)(iii)Third Amendment dated as of November 1, 2014 to the
                 Distribution Agreement dated as of January 1, 1998 between AXA
                 Equitable Life Insurance Company and AXA Distributors, LLC,
                 incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 2-30070) filed on April 19, 2016.

      (c)(v)(iv) Fourth Amendment dated as of August 1, 2015 to the
                 Distribution Agreement dated as of January 1, 1998 between AXA
                 Equitable Life Insurance Company and AXA Distributors, LLC,
                 incorporated herein by reference to Registration Statement on
                 Form N-4 (File No. 2-30070) filed on April 16, 2019.

      (c)(vi)    General Agent Sales Agreement dated January 1, 2000 between
                 The Equitable Life Assurance Society of the United States and
                 AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(h) to the Registration Statement on
                 Form N-4, (File No. 2-30070), filed April 19, 2004.

      (c)(vi)(i) First Amendment dated as of January 1, 2003 to General Agent
                 Sales Agreement dated January 1, 2000 between The Equitable
                 Life Assurance Society of the United States and AXA Network,
                 LLC and its subsidiaries, incorporated herein by reference to
                 Registration Statement on Form N-4, (File No. 333-05593),
                 filed April 24, 2012.

      (c)(vi)(ii)Second Amendment dated as of January 1, 2004 to General Agent
                 Sales Agreement dated January 1, 2000 between The Equitable
                 Life Assurance Society of the United States and AXA Network,
                 LLC and its subsidiaries, incorporated herein by reference to
                 Registration Statement on Form N-4, (File No. 333-05593),
                 filed April 24, 2012.

     (c)(vi)(iii)Third Amendment dated as of July 19, 2004 to General Agent
                 Sales Agreement dated as of January 1, 2000 by and between The
                 Equitable Life Assurance Society of the United States and AXA
                 Network, LLC and its subsidiaries incorporated herein by
                 reference to Exhibit 3(k) to the Registration Statement on
                 Form N-4 (File No. 333-127445), filed on August 11, 2005.

      (c)(vi)(iv)Fourth Amendment dated as of November 1, 2004 to General Agent
                 Sales Agreement dated as of January 1, 2000 by and between The
                 Equitable Life Assurance Society of the United States and AXA
                 Network, LLC and its subsidiaries incorporated herein by
                 reference to Exhibit 3(l) to the Registration Statement on
                 Form N-4 (File No. 333-127445), filed on August 11, 2005.

                                      C-1

      (c)(vi)(v) Fifth Amendment dated as of November 1, 2006, to General Agent
                 Sales Agreement dated as of January 1, 2000 by and between The
                 Equitable Life Assurance Society of the United States and AXA
                 Network, LLC and its subsidiaries incorporated herein by
                 reference to Registration Statement on Form N-4 (File
                 No. 333-05593), filed on April 24, 2012.

                                      C-2

      (c)(vi)(vi)Sixth Amendment dated as of February 15, 2008, to General
                 Agent Sales Agreement dated as of January 1, 2000 by and
                 between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States)
                 and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File
                 No. 333-05593), filed on April 24, 2012.

     (c)(vi)(vii)Seventh Amendment dated as of February 15, 2008, to General
                 Agent Sales Agreement dated as of January 1, 2000 by and
                 between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States)
                 and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File
                 No. 2-30070) to Exhibit 3(r), filed on April 20, 2009.

    (c)(vi)(viii)Eighth Amendment dated as of November 1, 2008, to General
                 Agent Sales Agreement dated as of January 1, 2000 by and
                 between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States)
                 and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File
                 No. 2-30070) to Exhibit 3(s), filed on April 20, 2009.

      (c)(vi)(ix)Ninth Amendment, dated as of November 1, 2011 to General Agent
                 Sales Agreement dated as of January 1, 2000 by and between AXA
                 Life Insurance Company (formerly known as The Equitable Life
                 Assurance Society of the United States) and AXA Network, LLC
                 and its subsidiaries incorporated herein by reference to the
                 Registration Statement filed on Form N-4 (File No. 333-05593)
                 filed on April 24, 2012.

      (c)(vi)(x) Tenth Amendment dated as of November 1, 2013, to General Agent
                 Sales Agreement dated as of January 1, 2000, by and between
                 AXA Equitable Life Insurance Company (formerly known as The
                 Equitable Life Assurance Society of the United States) and AXA
                 Network, LLC and its subsidiaries, incorporated herein by
                 reference to Registration Statement on Form N-4
                 (File No. 333-178750) filed on October 16, 2014.

      (c)(vi)(xi)Eleventh Amendment dated as of November 1, 2013, to General
                 Agent Sales Agreement dated as of January 1, 2000, by and
                 between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States)
                 and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4
                 (File No. 333-178750) filed on October 16, 2014.

     (c)(vi)(xii)Twelfth Amendment dated as of November 1, 2013, to General
                 Agent Sales Agreement dated as of January 1, 2000, by and
                 between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States)
                 and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4
                 (File No. 333-178750) filed on October 16, 2014.

    (c)(vi)(xiii)Thirteenth Amendment dated as of October 1, 2014 to General
                 Agent Sales Agreement dated as of January 1, 2000, by and
                 between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States)
                 and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4 (File
                 No. 333-202147), filed on September 9, 2015.

     (c)(vi)(xiv)Fourteenth Amendment dated as of August 1, 2015 to General
                 Agent Sales Agreement dated as of January 1, 2000, by and
                 between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States)
                 and AXA Network, LLC and its subsidiaries, incorporated herein by reference to this Registration Statement on Form N-4 (File
                 No. 2-30070), filed on April 19, 2016.

      (c)(vi)(xv)Sixteenth Amendment dated May 1, 2016 to the General Agent
                 Sales Agreement dated as of January 1, 2000 by and between AXA
                 Equitable Life Insurance Company, (formerly known as The
                 Equitable Life Assurance Society of the United States) and AXA
                 Network, LLC, incorporated herein by reference to Registration
                 Statement on Form N-4 (File No. 2-30070) filed on April 18,
                 2017.

     (c)(vi)(xvi)Seventeenth Amendment to General Agent Sales Agreement, dated as of August 1, 2016, by and between AXA Equitable Life
                 Insurance Company, formerly known as The Equitable Life
                 Assurance Society of the United States, ("AXA Equitable"), and
                 AXA NETWORK, LLC, ("General Agent") ") incorporated herein by reference to Registration Statement on Form N-4 (File No.
                 2-30070) filed on April 17, 2018.

    (c)(vi)(xvii)Eighteenth Amendment to General Agent Sales Agreement, dated as of March 1 2017, by and between AXA Equitable Life
                 Insurance Company, formerly known as The Equitable Life
                 Assurance Society of the United States, ("AXA Equitable"), and
                 AXA NETWORK, LLC ("General Agent") incorporated herein by
                 reference to Registration Statement on Form N-4 (File No.
                 2-30070) filed on April 17, 2018.

      (c)(vii)   Form of BGA Sales Agreement for Fixed and Variable Life
                 Insurance and Annuity Products previously filed with this
                 Registration File No. 333-103202 on April 27, 2004.

      (c)(viii)  The information concerning commissions included in the SAIs forming part of this registration statement under "How we
                 market the policies" is incorporated by reference.

(d)   Contracts. (Including Riders and Endorsements)

      (d)(a)     Form of Joint Survivorship Flexible Premium Variable
                 Adjustable Life Insurance Policy (ICC19-19-200), filed
                 herewith.

      (d)(b)     Estate Protector Rider (ICC15-R15-150) filed herewith.

      (d)(c)     Accelerated Death Benefit Rider (ICC11-R11-90) filed herewith.

      (d)(d)     Unisex Endorsement (ICC17-S.17-50), filed herewith.

      (d)(e)     Paid Up Death Benefit Guarantee Endorsement (S.05-30), filed herewith.

                                      C-3

      (d)(f)     Option to Split Joint Survivorship Life Policy Upon Divorce
                 Rider (ICC15-R15-170), filed herewith.

      (d)(g)     Option to Split Joint Survivorship Life Policy Upon Federal
                 Tax Law Change Rider (ICC15-R15-180), filed herewith.

                                      C-4

      (d)(h)     Cash Value Plus Rider (R11-10), previously filed with this
                 Registration Statement, File No. 333-103202 on April 26, 2012.

(e)   Applications.

      (e)(a)     Application (ICC15-AXA-Life) incorporated herein by reference to Exhibit 26(e)(ii) to Registration Statement on Form N-6,
                 File No. 333-229235, filed on April 19, 2019.

      (e)(b)     Application (ICC11-AXA-TCONV) (06.19) incorporated herein by reference to Exhibit 26(e)(v) to Registration Statement on
                 Form N-6, File No. 333-229235, filed on April 19, 2019.

      (e)(c)     VUL Survivorship Series 160 Application (ICC 11-AXA-SIL),
                 filed herewith.

(f)   Depositor's Certificate of Incorporation and By-Laws.

      (f)(a)     Restated Charter of AXA Equitable, as amended August 31, 2010, incorporated herein by reference to Registration Statement to
                 Form N-4, (File No. 333-05593) (File No. 000-20501), filed on
                 April 24, 2012.

      (f)(b)     By-Laws of AXA Equitable, as amended September 7, 2004,
                 incorporated herein by reference to Exhibit No. 6.(c) to
                 Registration Statement on Form N-4, (File No. 333-05593),
                 filed on April 20, 2006.

(g)   Reinsurance Contracts.

      (g)(a)     Automatic Reinsurance Agreement effective April 1, 2010
                 between AXA Equitable Life Insurance Company, MONY Life
                 Insurance Company and Transamerica Financial Life Insurance
                 Company, previously filed with this Registration Statement,
                 No. 333-103202 on April 26, 2012.

      (g)(a)(i)  Amendment No. 1 effective April 1, 2010 to the Automatic
                 Reinsurance Agreement between AXA Equitable Life Insurance
                 Company, MONY Life Insurance Company and Transamerica
                 Financial Life Insurance Company, previously filed with this
                 Registration Statement, No. 333-103202 on April 26, 2012.

      (g)(b)     Automatic Reinsurance Agreement effective April 1, 2010
                 between AXA Equitable Life Insurance Company, MONY Life
                 Insurance Company, MONY Life Insurance Company of America and
                 Hannover Life Reassurance Company of America, previously filed with this Registration Statement, No. 333-103202 on April 26,
                 2012.

      (g)(c)     Automatic Reinsurance Agreement effective April 1, 2010
                 between AXA Equitable Life Insurance Company, MONY Life
                 Insurance Company, MONY Life Insurance Company of America and
                 Swiss Re Life and Health America Inc., previously filed with this Registration Statement, No. 333-103202 on April 26, 2012.

      (g)(c)(i)  Amendment No. 1 effective July 15, 2011 between AXA Equitable
                 Life Insurance Company, MONY Life Insurance Company, MONY Life
                 Insurance Company of America and Swiss Re Life and Health
                 America Inc., previously filed with this Registration
                 Statement, No. 333-103202 on April 26, 2012.

      (g)(d)     Automatic Reinsurance Agreement effective April 1, 2010
                 between AXA Equitable Life Insurance Company, MONY Life
                 Insurance Company, MONY Life Insurance Company of America and
                 General Re Life Corporation, previously filed with this
                 Registration Statement, No. 333-103202 on April 26, 2012.

      (g)(e)     Automatic Reinsurance Agreement effective April 1, 2010
                 between AXA Equitable Life Insurance Company, MONY Life
                 Insurance Company, MONY Life Insurance Company of America and
                 RGS Reinsurance Company, previously filed with this
                 Registration Statement, No. 333-103202 on April 26, 2012.

(h)   Participation Agreements.

      (1)(a)     Amended and Restated Participation Agreement among EQ Advisors
                 Trust, AXA Equitable Life Insurance Company ("AXA Equitable"),
                 AXA Distributors, LLC and AXA Advisors dated July 15, 2002 is incorporated herein by reference to Post-Effective Amendment
                 No. 25 to the EQ Advisor's Trust Registration Statement on
                 Form N-1A (File No. 333-17217 and 811-07953), filed on
                 February 7, 2003.

      (a)(i)     Amendment No. 1, dated May 2, 2003, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference to
                 Post-Effective Amendment No. 28 To the EQ Advisor's Trust
                 Registration Statement (File No. 333-17217) on Form N-1A filed on February 10, 2004.

      (a)(ii)    Amendment No. 2, dated July 9, 2004, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference to
                 Post-Effective Amendment No. 35 To the EQ Advisor's Trust
                 Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

      (a)(iii)   Amendment No. 3, dated October 1, 2004, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference to
                 Post-Effective Amendment No. 35 To the EQ Advisor's Trust
                 Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

      (a)(iv)    Amendment No. 4, dated May 1, 2005, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference to
                 Post-Effective Amendment No. 37 To the EQ Advisor's Trust
                 Registration Statement (File No. 333-17217) on Form N-1A filed on April 7, 2005.

      (a)(v)     Amendment No. 5, dated September 30, 2005, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference to
                 Post-Effective Amendment No. 44 To the EQ Advisor's Trust
                 Registration Statement (File No. 333-17217) on Form N-1A filed on April 5, 2006.

      (a)(vi)    Amendment No. 6, dated August 1, 2006, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference to
                 Post-Effective Amendment No. 51 To the EQ Advisor's Trust
                 Registration Statement (File No. 333-17217) on Form N-1A filed on February 2, 2007.

      (a)(vii)   Amendment No. 7, dated May 1, 2007, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference to
                 Post-Effective Amendment No. 53 To the EQ Advisor's Trust
                 Registration Statement (File No. 333-17217) on Form N-1A filed on April 27, 2007.

      (a)(viii)  Amendment No. 8, dated January 1, 2008, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference to
                 Post-Effective Amendment No. 56 To the EQ Advisor's Trust
                 Registration Statement (File No. 333-17217) on Form N-1A filed on December 27, 2007.

                                      C-5

      (a)(ix)    Amendment No. 9, dated May 1, 2008, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference to
                 Post-Effective Amendment No. 61 To the EQ Advisor's Trust
                 Registration Statement (File No. 333-17217) on Form N-1A filed on February 13, 2009.

      (a)(x)     Amendment No. 10, dated January 1, 2009, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference to
                 Post-Effective Amendment No. 64 To the EQ Advisor's Trust
                 Registration Statement (File No. 333-17217) on Form N-1A filed on March 16, 2009.

      (a)(xi)    Amendment No. 11, dated May 1, 2009, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference to
                 Post-Effective Amendment No. 67 To the EQ Advisor's Trust
                 Registration Statement (File No. 333-17217) on Form N-1A filed on April 15, 2009.

      (a)(xii)   Amendment No. 12, dated September 29, 2009, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference to
                 Post-Effective Amendment No. 70 To the EQ Advisor's Trust
                 Registration Statement (File No. 333-17217) on Form N-1A filed on January 21, 2010.

      (a)(xiii)  Amendment No. 13, dated August 16, 2010, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference to
                 Post-Effective Amendment No. 77 To the EQ Advisor's Trust
                 Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

      (a)(xiv)   Amendment No. 14, dated December 15, 2010, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference to
                 Post-Effective Amendment No. 77 To the EQ Advisor's Trust
                 Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

      (a)(xv)    Amendment No. 15, dated June 7, 2011 , to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable, AXA Distributors, LLC and AXA Advisors dated
                 July 15, 2002 incorporated herein by reference and/or
                 previously filed with Post-Effective Amendment No. 84 To the
                 EQ Advisor's Trust Registration Statement (File No. 333-17217)
                 on Form N-1A filed on August 17, 2011.

      (a)(xvi)   Amendment No. 16, dated April 30, 2012, to the Amended and
                 Restated Participation Agreement among EQ Advisors Trust, AXA
                 Equitable and AXA Distributors, LLC, dated July 15,2002
                 incorporated herein by reference to Post-Effective Amendment
                 No. 96 to the EQ Advisor's Trust Registration Statement (File
                 No. 333-17217) on Form N-1A filed on February 7, 2012.

      (1)(b)     Second Amended and Restated Participation Agreement among the
                 Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated
                 May 23, 2012, incorporated herein by reference to EQ Advisors
                 Trust Registration Statement on Form N-1A (File No. 333-17217)
                 filed on July 22, 2013.

      (b)(i)     Amendment No. 1 dated as of June 4, 2013 to the Second Amended and Restated Participation Agreement among the Trust, AXA
                 Equitable, FMG LLC and AXA Distributors, LLC, dated
                 May 23, 2012, incorporated herein by reference to EQ Advisors
                 Trust Registration Statement on Form N-1A (File No. 333-17217)
                 filed on October 1, 2013.

      (b)(ii)    Amendment No. 2 dated as of October 21, 2013 to the Second
                 Amended and Restated Participation Agreement among the Trust,
                 AXA Equitable, FMG LLC and AXA Distributors, LLC, dated
                 May 23, 2012, incorporated herein by reference to EQ Advisors
                 Trust Registration Statement on Form N-1A (File No. 333-17217)
                 filed on October 1, 2013.

      (b)(iii)   Amendment No. 3, dated as of April 4, 2014 ("Amendment
                 No. 3"), to the Second Amended and Restated Participation
                 Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life
                 Insurance Company, AXA Equitable Funds Management Group, LLC
                 and AXA Distributors, LLC (collectively, the "Parties"),
                 incorporated herein by reference to EQ Advisors Trust
                 Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

      (b)(iv)    Amendment No. 4, dated as of June 1, 2014 ("Amendment No. 4"), to the Second Amended and Restated Participation Agreement,
                 dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life
                 Insurance Company, AXA Equitable Funds Management Group, LLC
                 and AXA Distributors, LLC (collectively, the "Parties"),
                 incorporated herein by reference to EQ Advisors Trust
                 Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

      (b)(v)     Amendment No. 5, dated as of July 16, 2014 ("Amendment
                 No. 5"), to the Second Amended and Restated Participation
                 Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life
                 Insurance Company, AXA Equitable Funds Management Group, LLC
                 and AXA Distributors, LLC (collectively, the "Parties"),
                 incorporated herein by reference to EQ Advisors Trust
                 Registration Statement on Form N-1A (File No. 333-17217) filed on February 5, 2015.

      (b)(vi)    Amendment No. 6, dated as of April 30, 2015 ("Amendment
                 No. 6"), to the Second Amended and Restated Participation
                 Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life
                 Insurance Company, AXA Equitable Funds Management Group, LLC
                 and AXA Distributors, LLC (collectively, the "Parties"),
                 incorporated herein by reference to EQ Advisors Trust
                 Registration Statement on Form N-1A (File No. 333-17217) filed on April 16, 2015.

      (b)(vii)   Amendment No. 7, dated as of December 21, 2015 ("Amendment
                 No. 7"), to the Second Amended and Restated Participation
                 Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life
                 Insurance Company, AXA Equitable Funds Management Group, LLC
                 and AXA Distributors, LLC (collectively, the "Parties")
                 incorporated herein by reference to EQ Advisors Trust
                 Registration Statement on Form 485 (a) (File No.
                 333-17217) filed on February 11, 2016.

      (b)(viii)  Amendment No. 8, dated as of December 9, 2016 ("Amendment
                 No. 8"), to the Second Amended and Restated Participation
                 Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life
                 Insurance Company, AXA Equitable Funds Management Group, LLC
                 and AXA Distributors, LLC (collectively, the "Parties")
                 incorporated herein by reference to EQ Advisors Trust
                 Registration Statement on Form 485 (a) (File No. 333-17217)
                 filed on January 31, 2017.

      (b)(ix)    Amendment No. 9 dated as of May 1, 2017 ("Amendment No. 9") to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement") by and among EQ
                 Advisors Trust ("Trust"), AXA Equitable Life Insurance
                 Company, AXA Equitable Funds Management Group, LLC and AXA
                 Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to EQ Advisors Trust Registration
                 Statement on Form N-1A (File No. 333-17217), filed on
                 April 28, 2017.

      (b)(x)     Amendment No. 10 dated as of November 1, 2017 ("Amendment No.
                 10") to the Second Amended and Restated Participation
                 Agreement, dated as of May 23, 2012, as amended ("Agreement")
                 by and among EQ Advisors Trust ("Trust"), AXA Equitable Life
                 Insurance Company, AXA Equitable Funds Management Group, LLC
                 and AXA Distributors, LLC (collectively, the "Parties"),
                 incorporated herein by reference to EQ Advisors Trust
                 Registration Statement on Form N-1A (File No. 333-17217),
                 filed on October 27, 2017.

      (a)(xi)    Amendment No. 11 dated as of July 12, 2018 to the Second
                 Amended and Restated Participation Agreement among EQ Advisor
                 Trust, AXA Equitable Life Insurance Company, AXA Equitable
                 Funds Management Group, LLC and AXA Distributors dated May 23,
                 2012, incorporated herein by reference to Registration
                 Statement on Form N-1a (File No. 333-17217) filed on July 31,
                 2018.

                                      C-6

      (2)(a)     Participation Agreement by and Among AIM Variable Insurance
                 Funds, A I M Distributors, Inc., AXA Equitable Life Insurance
                 Company, on Behalf of itself and its Separate Accounts, AXA
                 Advisors, LLC, and AXA Distributors, LLC, dated July 1, 2005, incorporated by reference to the Registration Statement on
                 Form N-4 (File No. 333-160951) filed on November 16, 2009.

      (a)(i)     Amendment No. 1 effective October 15, 2009 among AIM Variable insurance Fund, AIM Distributors, inc., AXA Equitable life
                 Insurance Company, on behalf of its Separate Accounts, AXA
                 Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4
                 (File No. 2-30070) filed on April 24, 2012.

      (a)(ii)    Amendment No. 2, dated as of April 19, 2010, to the
                 Participation Agreement dated as of July 1, 2005, by and among
                 AIM Variable Insurance Funds, Invesco Aim Distributors, Inc.,
                 AXA Equitable Life Insurance Company, on behalf of itself and each of its segregated asset accounts, and AXA Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to
                 Registration Statement on Form N-4 (File No. 2-30070) filed on
                 April 21, 2015.

      (a)(iii)   Amendment No. 3, dated as of April 19, 2010, to the
                 Participation Agreement dated as of July 1, 2005, by and among
                 AIM Variable Insurance Funds, Invesco Aim Distributors, Inc.,
                 AXA Equitable Life Insurance Company, on behalf of itself and each of its segregated asset accounts; and AXA Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to
                 Registration Statement on Form N-4 (File No. 2-30070) filed on
                 April 21, 2015.

      (a)(iv)    Amendment No. 4, effective May 1, 2012, to the Participation
                 Agreement dated July 1, 2005, among AIM Variable Insurance
                 Funds, Invesco Distributors, Inc., AXA Equitable Life
                 Insurance Company, on behalf of itself and each of its
                 segregated asset accounts; AXA Advisors LLC and AXA
                 Distributors, LLC, incorporated herein by reference to
                 Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

      (a)(v)     Amendment No. 5, dated as of October 1, 2014, to the
                 Participation Agreement dated July 1, 2005, by and among AIM
                 Variable Insurance Funds Invesco Distributors, Inc., AXA
                 Equitable Life Insurance Company, a New York life insurance company, on behalf of itself and each of its segregated asset accounts; and AXA Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on
                 Form N-4 (File No. 333-202149) filed on February 18, 2015.

      (3)(a)     Fund Participation Agreement among AXA Equitable Life
                 Insurance Company, American Century Investment Management,
                 Inc., and American Century Investment Services, Inc.,
                 incorporated by reference to the Registration Statement on
                 Form N-4 (File No. 333-153809) filed on July 8, 2011.

      (4)(a)     Amended and Restated Participation Agreement dated April 16,
                 2010 among Variable Insurance Products Funds, Fidelity
                 Distributors Corporation, and AXA Equitable Life Insurance
                 Company, incorporated by reference to the Registration
                 Statement on Form N-4 (File No. 2-30070) filed on April 24,
                 2012.

      (5)(a)     Participation Agreement as of July 1, 2005 Franklin Templeton
                 Variable Insurance Products Trust, Franklin/ Templeton
                 Distributors, Inc., AXA Equitable Life Insurance Company, AXA
                 Advisors, LLC, and AXA Distributors, LLC, incorporated by
                 reference to the Registration Statement on Form N-4 (File
                 No. 333-160951) filed on November 16, 2009.

      (a)(i)     Amendment No. 3 effective as of May 1, 2010 to Participation
                 Agreement as of July 1, 2005 by and among Franklin Templeton
                 Variable Insurance Products Trust, Franklin/Templeton
                 Distributors, Inc., AXA Equitable Life Insurance Company, AXA
                 Advisors LLC and AXA Distributors, LLC, Incorporated herein by reference to the Registration Statement filed on Form N-4
                 (File No. 333-130988) filed on April 24, 2012.

      (6)(a)     Fund Participation Agreement among AXA Equitable Life
                 Insurance Company, Goldman Sachs Variable Insurance Trust,
                 Goldman Sachs Asset Management, L.P., and Goldman, Sachs &
                 Co., dated October 20, 2009, incorporated by reference to the
                 Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

      (7)(a)     Fund Participation Agreement among AXA Equitable Life
                 Insurance Company, Ivy Funds Variable Insurance Portfolios and
                 Waddell & Reed, Inc., incorporated by reference to the
                 Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

      (a)(i)     Amendment No. 1 dated April 1, 2010 to the Participation
                 Agreement dated October 23, 2009 among Waddell & Reed, Inc.,
                 Ivy Funds Variable Insurance Portfolios and AXA Equitable Life
                 Insurance Company incorporated herein by reference to
                 Registration Statement on Form N-4 (File No. 2-30070) filed on
                 April 18, 2017.

      (a)(ii)    Amendment No. 2 dated May 1, 2012 to the Participation
                 Agreement dated October 23, 2009 among Waddell & Reed, Inc.,
                 Ivy Funds Variable Insurance Portfolios, MONY Life Insurance
                 Company, MONY Life Insurance Company of America and AXA
                 Equitable Life Insurance Company hereby incorporated by
                 reference to Registration Statement on Form N-4 (File No.
                 333-178750) filed on April 25, 2012.

      (a)(iii)   Amendment No. 3 dated September 5, 2013 to the Participation
                 Agreement dated October 23, 2009 among Waddell & Reed, Inc.,
                 Ivy Funds Variable Insurance Portfolios, MONY Life Insurance
                 Company, MONY Life Insurance Company of America and AXA
                 Equitable Life Insurance Company hereby incorporated by
                 reference to Registration Statement on Form N-4 (File No.
                 2-30070) filed on April 18, 2017.

      (a)(iv)    Amendment No. 4 dated October 14, 2013 to the Participation
                 Agreement dated October 23, 2009 among Waddell & Reed, Inc.,
                 Ivy Funds Variable Insurance Portfolios, AXA Equitable Life
                 Insurance Company and MONY Life Insurance Company of America
                 hereby incorporated by reference to Registration Statement on
                 Form N-4 (File No. 2-30070) filed on April 18, 2017.

      (a)(v)     Amendment No. 5 dated October 1, 2016 to the Participation
                 Agreement dated October 23, 2009 among Waddell & Reed, Inc.,
                 Ivy Funds Variable Insurance Portfolios, AXA Equitable Life
                 Insurance Company and MONY Life Insurance Company of America
                 hereby incorporated by reference to Registration Statement on
                 Form N-4 (File No. 2-30070) filed on April 18, 2017.

      (a)(vi)    Amendment No. 6 dated April 28, 2017 to the Participation
                 Agreement dated October 23, 2009 among Ivy Distributors, Inc.,
                 Ivy Variable Insurance Portfolios, AXA Equitable Life
                 Insurance Company and MONY Life Insurance Company of America,
                 hereby incorporated by reference to Registration Statement on
                 Form N-4 (File No. 2-30070) filed on April 16, 2019.

      (8)(a)     Fund Participation Agreement among AXA Equitable Life
                 Insurance Company, Lazard Retirement Series, Inc., and Lazard
                 Asset Management Securities LLC, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750)
                 filed on December 23, 2011.

      (9)(a)     Participation Agreement among MFS Variable Insurance Trust,
                 Equitable Life Assurance Society of the United States, and
                 Massachusetts Financial Service Company, dated July 18, 2002, incorporated by reference to the Registration Statement on
                 Form N-4 (File No. 333-160951) filed on November 16, 2009.

      (10)(a)    Participation Agreement among T.Rowe Price Equity Series,
                 Inc., T.Rowe Price Investment Services, Inc. and AXA Equitable
                 Life Insurance Company, dated July 20, 2005, incorporated by

                                      C-7

                 reference to the Registration Statement on Form N-4 (File
                 No. 333-160951) filed on November 16, 2009.

      (11)(a)    Participation Agreement among MONY Life Insurance Company,
                 PIMCO Variable Insurance Trust and PIMCO Funds Distributions
                 LLC, dated December 1, 2001, incorporated by reference to the
                 Registration Statement filed on Form N-4 (File No. 333-160951)
                 on November 16, 2009.

      (a)(i)     Third Amendment dated October 20, 2009 to the Participation
                 Agreement, (the "Agreement") dated December 1, 2001 by and among MONY Life Insurance Company, PIMCO Variable Insurance
                 Trust, and PIMCO Funds Distributions LLC (collectively, the
                 "Parties") adding AXA Equitable Insurance Company as a Party to the Agreement incorporated by reference to the Registration
                 Statement on Form N-4 (File No. 333-178750) filed on
                 December 23, 2011.

                                      C-8

      (12)(a)    Participation Agreement among Van Eck Worldwide Insurance
                 Trust, Van Eck Securities Corporation, Van Eck Associates
                 Corporation and MONY Life Insurance Company, dated August 7,
                 2000, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

      (a)(i)     Amendment No. 1 dated October 13, 2009 to the Participation
                 Agreement, (the "Agreement") dated August 7, 2000 by and among
                 MONY Life Insurance Company, Van Eck Worldwide Insurance
                 Trust, Van Eck Securities Corporation and Van Eck Associates
                 Corporation (collectively, the "Parties") adding AXA Equitable
                 Insurance Company as a Party to the Agreement, incorporated by reference to the Registration Statement on Form N-4 (File
                 No. 333-178750) filed on December 23, 2011.

      (12)(b)    Participation Agreement dated October 1, 2013 among Van Eck
                 Securities Corporation, Van Eck Associates Corporation, Van
                 Eck VIP Trust and AXA Equitable Life Insurance Company hereby incorporated by reference to Registration Statement on
                 Form N-4 (File No. 2-30070) filed on April 18, 2017.

      (b)(i)     Amendment No. 1 dated October 28, 2016 to the Participation
                 Agreement dated October 1, 2013 among Van Eck Securities
                 Corporation, Van Eck Associates Corporation, VanEck VIP Trust
                 and AXA Equitable Life Insurance Company hereby incorporated by reference to Registration Statement on Form N-4
                 (File No. 2-30070) filed on April 18, 2017.

      (13)(a)    Participation and Service Agreement among AXA Equitable Life
                 Insurance Company and American Funds Distributors, Inc.,
                 American Funds Service Company, Capital Research and
                 Management Company and the American Funds Insurance Series
                 (collectively the "Funds"), dated January 2, 2013,
                 incorporated herein by reference to Registration Statement on
                 Form N-4 (File No. 2-30070) filed on April 23, 2013.

(i)   Administration Contracts. See (c)(ii), (iii) and (iv).

(j)   Other Material Contracts. Inapplicable.

(k)   Legal Opinion.

      (i)        Opinion and Consent of Shane Daly, Vice President and
                 Associate General Counsel of AXA Equitable, filed herewith.

(l)   Actuarial Opinion.

      (i)        Opinion and Consent of Brian Lessing, FSA, MAAA, Senior
                 Director-Actuarial of AXA Equitable, to be filed by Amendment.

(m)   Calculation.

      (i)        Sample of Calculation for Illustrations, to be filed by
                 Amendment.

(n)   Other Opinions.

      (n)(i)     Consent of independent registered public accounting firm, to be filed by Amendment.

      (n)(ii)    Powers of Attorney, filed herewith.

(o)   Omitted Financial Statements. Inapplicable.

(p)   Initial Capital Agreements. Inapplicable.

(q)   Redeemability Exemption.

      (i)        Description of Equitable's Issuance, Transfer and Redemption
                 Procedures for Flexible Premium Policies pursuant to Rule
                 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940, to be filed by Amendement.

                                      C-9

ITEM 27. DIRECTORS AND OFFICERS OF AXA EQUITABLE.

         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA
         Equitable.

NAME AND PRINCIPAL                  POSITIONS AND OFFICES WITH
BUSINESS ADDRESS                    AXA EQUITABLE
------------------                  --------------------------
DIRECTORS

Thomas Burberl                      Director
AXA
25, Avenue Matignon
75008 Paris, France

Gerald Harlin                       Director
AXA
21, Avenue Matignon
75008 Paris, France

Daniel G. Kaye                      Director
767 Quail Run
Inverness, IL 60067

Kristi A. Matus                     Director
380 Beacon Street, #2
Boston, MA 02116

Ramon de Oliveira                   Director
Investment Audit Practice, LLC
580 Park Avenue
New York, NY 10065

Bertram L. Scott                    Director
Novant Health, Inc.
108 Providence Road
Charlotte, NC 28207

George Stansfield                   Director
AXA
25, Avenue Matignon
75008 Paris, France

Charles G.T. Stonehill              Director
Founding Partner
Green & Blue Advisors
285 Central Park West
New York, New York 10024

                                     C-10

OFFICER-DIRECTOR

*Mark Pearson                  Chairman of the Board,
                               Chief Executive Officer and Director

OTHER OFFICERS

*Nicholas B. Lane              President

*Dave S. Hattem                Senior Executive Director, General Counsel and
                               Secretary

*Jeffrey J. Hurd               Senior Executive Director and Chief Operating
                               Officer

*Anders B. Malmstrom           Senior Executive Director and Chief Financial
                               Officer

*Marine de Boucaud             Managing Director and Chief Human
                               Resources Officer

*Kermitt J. Brooks             Managing Director and Deputy General Counsel

*Michael B. Healy              Managing Director and Chief Information Officer

*Andrea M. Nitzan              Managing Director, Chief Accounting Officer and
                               Controller

*Andrienne Johnson             Managing Director and Chief Transformation
                               Officer

*Kevin Molloy                  Managing Director and Investor Relations Officer

*Keith Floman                  Managing Director and Deputy Chief Actuary

*David Kam                     Managing Director and Actuary

*Michel Perrin                 Managing Director and Actuary

*Nicholas Huth                 Managing Director, Associate General Counsel
                               and Chief Compliance Officer

*William Eckert                Managing Director

*Kathryn Ferrero               Managing Director and Chief Marketing Officer

*William MacGregor             Managing Director and Associate General Counsel

*Paul Hance                    Managing Director and Chief Actuary

*David W. Karr                 Managing Director

*Dominique Baede               Managing Director

*Christina Banthin             Managing Director and Associate General Counsel

*Mary Jean Bonadonna           Managing Director

*Eric Colby                    Managing Director

*Graham Day                    Managing Director

*Matthew Drummond              Managing Director

*Ronald Herrmann               Managing Director

*Steven M. Joenk               Managing Director and Chief Investment Officer

*David Kahal                   Managing Director

*Kevin M. Kennedy              Managing Director

*Kenneth Kozlowski             Managing Director

*Susan La Vallee               Managing Director

*Barbara Lenkiewicz            Managing Director

*Carol Macaluso                Managing Director

*James Mellin                  Managing Director

*Hillary Menard                Managing Director

*Yogita R. Naik                Managing Director

*Prabha ("Mary") Ng            Managing Director

*James O'Boyle                 Managing Director

*Robin M. Raju                 Managing Director

*Anthony F. Recine             Managing Director and Chief Auditor

*Trey Reynolds                 Managing Director

*Steven I. Rosenthal           Managing Director

*Theresa Trusskey              Managing Director

*Marc Warshawsky               Managing Director

*Melisa Waters                 Managing Director

*Antonio Di Caro               Managing Director

*Glen Gardner                  Managing Director

*Shelby Holklister-Share       Managing Director

*Manuel Prendes                Managing Director

*Aaron Sarfatti                Managing Director and Chief Risk Officer

*Stephen Scanlon               Managing Director

*Samuel Schwartz               Managing Director

*Michael Simcox                Managing Director

*Mia Tarpey                    Managing Director

*Yun ("Julia") Zhang           Managing Director and Treasurer

                                     C-11

Item 28. Persons Controlled by or Under Common Control with the Insurance
         Company or Registrant.

         Separate Account FP of AXA Equitable Life Insurance Company (the
"Separate Account") is a separate account of AXA Equitable. AXA Equitable, a
New York stock life insurance company, is an indirect wholly owned subsidiary of AXA Equitable Holdings, Inc. (the "Holding Company"), a publicly traded company.

         Set forth below is the subsidiary chart for the Holding Company:

         (a) The AXA Equitable Holdings, Inc. - Subsidiary Organization Chart
Q1-2019 is incorporated herein by reference to Exhibit 26(a) of Registration
Statement (File No. 2-30070) on Form N-4, filed April 16, 2019.

                                     C-12

Item 29. Indemnification

    (a)  Indemnification of Directors and Officers

         The by-laws of the AXA Equitable Life Insurance Company ("AXA
         Equitable") provide, in Article VII, as follows:

         7.4 Indemnification of Directors, Officers and Employees.

         (a)  To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

              (i)  Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or
                   intestate is or was a director, officer or employee of the
                   Company shall be indemnified by the Company;

              (ii) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or
                   intestate serves or served any other organization in any
                   capacity at the request of the Company may be indemnified by the Company; and

              (iii)the related expenses of any such person in any of said categories may be advanced by the Company.

         (b)  To the extent permitted by the law of the State of New York, the
              Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726:
              Insurance Law ss.1216).

     The directors and officers of AXA Equitable are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Sombo (Endurance
Specialty Insurance Company), U.S. Specialty Insurance, ACE (Chubb), Chubb
Insurance Company, AXIS Insurance Company, Zurich Insurance Company, AWAC
(Allied World Assurance Company, Ltd.), Aspen Bermuda XS, CAN, AIG, One Beacon,
Nationwide, Berkley, Berkshire, SOMPO, CODA (Chubb) and ARGO RE Ltd. The annual limit on such policies is $300 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

    (b)  Indemnification of Principal Underwriters

     To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, LLC and AXA Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, LLC and AXA Advisors, LLC.

    (c)  Undertaking

     Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange
Commission such indemnification is against public policy as expressed in the
Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                     C-13

Item 30. Principal Underwriters

     (a) AXA Advisors, LLC and AXA Distributors, LLC are the principal underwriters for Separate Accounts 49, 70, A, FP, I and 45 of AXA Equitable, EQ
Advisors Trust and AXA Premier VIP Trust, and of MONY America Variable Accounts
A, K and L. In addition, AXA Advisors is the principal underwriter of AXA
Equitable's Separate Account 301.

     (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC.

(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL
BUSINESS ADDRESS                   POSITIONS AND OFFICES WITH UNDERWRITER
------------------                 --------------------------------------

*David Karr                        Director, Chairman of the Board and Chief
                                   Executive Officer

*Ronald Herrmann                   Director

*Anders B. Malmstrom               Director

*Frank Massa                       Director and President

*Aaron Sarfatti                    Director

*Ralph E. Browning, II             Chief Privacy Officer

*Mary Jean Bonadonna               Chief Risk Officer

*Stephen Lank                      Chief Operating Officer

*Patricia Boylan                   Broker Dealer Chief Compliance Officer

*Yun ("Julia") Zhang               Vice President and Treasurer

*Gina Jones                        Vice President and Financial Crime Officer

*Page Pennell                      Vice President

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

*James Mellin                      Chief Sales Officer

*Nicholas J. Gismondi              Vice President and Controller

*James O'Boyle                     Senior Vice President

*Claire A. Comerford               Vice President

*Kathryn Ferrero                   Vice President

*Prabha ("Mary") Ng                Chief Information Security Officer

*Robert Matricarsdi                Assistant Vice President and Chief
                                   Financial Planning Officer

*Joshua Katz                       Vice President

*Christopher LaRussa               Investment Advisor Chief Compliance Officer

*Christian Cannon                  Vice President and General Counsel

*Samuel Schwartz                   Vice President

*Dennis Sullivan                   Vice President

*Steven Sutter                     Vice President and Assistant Treasurer

*Francesca Divone                  Secretary

(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL
BUSINESS ADDRESS                   POSITIONS AND OFFICES WITH UNDERWRITER
------------------                 -------------------------------------------

*Ronald Herrmann                   Director and Senior Vice President

*Michael B. Healy                  Executive Vice President

*Harvey T. Fladeland               Senior Vice President

*Peter D. Golden                   Senior Vice President

*David Kahal                       Senior Vice President

*Kevin M. Kennedy                  Director and President

*Graham Day                        Senior Vice President

*Trey Reynolds                     Senior Vice President

*David Veale                       Senior Vice President

*Alfred Ayensu-Ghartey             Vice President and General Counsel

*Alfred D'Urso                     Vice President and Chief Compliance Officer

*Michael Schumacher                Senior Vice President

*Mark Teitelbaum                   Senior Vice President

*Nicholas Gismondi                 Vice President and Chief Financial Officer

*Gina Jones                        Vice President and Financial Crime Officer

*Yun ("Julia") Zhang               Vice President and Treasurer

*Francesca Divone                  Secretary

*Evan Hirsch                       Senior Vice President

*Matthew Drummond                  Vice President

*Karen Farley                      Vice President

*Richard Frink                     Vice President

*Michael J. Gass                   Vice President

*Timothy Jaeger                    Vice President

*Laird Johnson                     Vice President

*Joshua Katz                       Vice President

*James Long                        Vice President

*Page W. Long                      Vice President

*James S. O'Connor                 Vice President

*Samuel Schwartz                   Vice President

*Martin Woll                       Principal Operations Officer

*William Sorrentino                Vice President

*Steven Sutter                     Vice President and Assistant Treasurer

*Sarah Vita                        Vice President

*Jonathan Zales                    Vice President

*Stephen Scanlon                   Director and Senior Vice President

*Prabha ("Mary") Ng                Senior Vice President and Chief Information
                                   Security Officer

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

* Principal Business Address:
1290 Avenue of the Americas, NY, NY 10104

   (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration
Statement is incorporated herein by reference.

                                     C-14

Item 31. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the
Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable at 1290 Avenue of the Americas, New York, New York
10104, 135 West 50th Street, New York, NY 10020, and 500 Plaza Drive, Secaucus,
NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301
W. 11th Street, Kansas City, Mo. 64105.

Item 32. Management Services

         Not applicable.

Item 33. Representation Regarding Reasonableness of Aggregate Policy Fees and
         Charges

         AXA Equitable represents that the fees and charges deducted under the
Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the Policies.

                                     C-15

                                  SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933 and the
Investment Company Act of 1940, the Registrant has duly caused this
Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York, on the 3rd day of July 2019.

                     SEPARATE ACCOUNT FP OF AXA EQUITABLE
                     LIFE INSURANCE COMPANY (REGISTRANT)

                     By:  AXA EQUITABLE LIFE INSURANCE COMPANY
                                      (DEPOSITOR)

                     By:  /s/ Shane Daly
                          ------------------------------------------------------
                          Shane Daly
                          Vice President and Associate General Counsel

                                  SIGNATURES

       As required by the Securities Act of 1933 and the Investment Company Act
of 1940, the Depositor has caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City and State of
New York, on this 3rd day of July, 2019.

                                         AXA EQUITABLE LIFE INSURANCE COMPANY
                                                      (Depositor)

                                         By:  /s/ Shane Daly
                                              ----------------------------------
                                              Shane Daly
                                              Vice President and Associate
                                              General Counsel

As required by the Securities Act of 1933 and the Investment Company Act of
1940, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson                  Chairman of the Board, Chief Executive Officer
                               and Director

PRINCIPAL FINANCIAL OFFICER:

*Anders B. Malmstrom           Senior Executive Vice President
                               and Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*William Eckert                Managing Director, Chief Accounting Officer and
                               Controller

*DIRECTORS:

Thomas Buberl          Kristi A. Matus                George Stansfield
Gerald Harlin          Mark Pearson                   Karima Silvent
Daniel G. Kaye         Charles G.T. Stonehill         Bertrand Poupart-Lafarge

*By:  /s/ Shane Daly
      --------------------------
         Shane Daly
         Attorney-in-Fact

July 3, 2019

                                 EXHIBIT INDEX

  EXHIBIT NO.                                                     TAG VALUE
  -----------                                                     ---------

  26(d)(a)     Form of Joint Survivorship Flexible Premium
               Variable Adjustable Life Insurance Policy          EX-99.26da

  26(d)(b)     Estate Protector Rider                             EX-99.26db

  26(d)(c)     Accelerated Death Benefit Rider                    EX-99.26dc

  26(d)(d)     Unisex Endorsement                                 EX-99.26dd

  26(d)(e)     Paid Up Death Benefit Guarantee Endorsement        EX-99.26de

  26(d)(f)     Option to Split Joint Survivorship Life Policy
               Upon Divorce Rider                                 EX-99.26df

  26(d)(g)     Option to Split Joint Survivorship Life Policy
               Upon Federal Tax Law Change Rider                  EX-99.26dg

  26(e)(c)     VUL Survivorship Series 160 Application            EX-99.26ec

  26(k)(i)     Opinion and Consent of Shane Daly                  EX-99.26ki

  26(n)(ii)    Powers of Attorney                                 EX-99.26nii